Form 10-K, Exhibit 13
NBC CAPITAL CORP
filed 1995-03-30
CIK 742054

EXHIBIT 13.a.

                            MARKET INFORMATION


Common Stock

 The Company's common stock is traded primarily in Monroe, Lowndes, Clay, Oktibbeha, Neshoba, and Noxubee Counties in Mississippi and Tuscaloosa County in Alabama. Market prices are the estimates of management based on transactions of which they had knowledge. Quarterly high and low sale prices are not available; however, the approximate ranges in which the stock traded were between $46.00 and $61.00 during 1993 and $61.00 and $73.00 during 1994. Dividends were declared semi-annually in June and December of each of the years reported.



                               EXHIBIT 13.b.

                          SELECTED FINANCIAL DATA


                                    Years Ended December 31,

               ________________________________________________________________
                    1994         1993        1992         1991         1990
               ____________ ____________ ____________ ____________ ____________
INCOME DATA
Interest and
 fees on
 loans         $ 25,216,740 $ 19,097,106 $ 18,816,616 $ 22,074,827 $17,914,007



Interest and
 dividends on
 investment
 securities      10,338,962   11,036,898   13,346,320   14,142,167  13,061,637

Other interest
 income             257,671      143,759      132,378      452,276     649,731
               ____________ ____________ ____________ ____________ ____________
  Total
   interest
   income        35,813,373   30,277,763   32,295,314   36,669,270   31,625,375

Interest
 expense         13,545,475   11,540,090   13,882,619   20,244,741   18,839,777
               ____________ ____________ ____________ ____________ ____________
 Net interest
  income         22,267,898   18,737,673   18,412,695   16,424,529   12,785,598
Provision for
 loan losses      1,234,024    1,634,960    2,028,689    1,610,863       75,000
               ____________ ____________ ____________ ____________ ____________
 Net interest
  income
  after
  provision
  for loan
  losses         21,033,874   17,102,713   16,384,006   14,813,666   12,110,598
               ____________ ____________ ____________ ____________ ____________
Service
 charges on
 deposit
 accounts         3,329,928    2,606,042    2,616,082    2,616,933    2,136,523
Other income      2,394,711    2,756,746    2,648,656    1,939,655    1,864,127
               ____________ ____________ ____________ ____________ ____________
 Total
  noninterest
  income          5,724,639    5,362,788    5,264,738    4,556,588    4,000,650
               ____________ ____________ ____________ ____________ ____________
Salaries and
 employee
 benefits         9,608,105    8,404,911    7,755,953    7,023,512    5,740,767

Occupancy and
 equipment
 expense          2,237,060    1,836,524    1,829,379    1,739,552    1,651,212
Other
 expenses         5,428,709    4,469,271    4,702,472    4,104,497    3,099,241
               ____________ ____________ ____________ ____________ ____________
 Total non-
  interest
  expense        17,273,874   14,710,706   14,287,804   12,867,561   10,491,220
               ____________ ____________ ____________ ____________ ____________

Income before
 income taxes
 and
 cumulative
 effect of
 a change in
 accounting
 principle        9,484,639    7,754,795    7,360,940    6,502,693    5,620,028
Income taxes      2,346,397    1,588,508    1,610,869    1,331,232    1,107,480
Cumulative
 effect
 (benefit)
 of change
 in
 accounting
 principle             -        (174,160)        -            -             -
               ____________ ____________ ____________ ____________ ____________

Net Income     $  7,138,242 $  6,340,447 $  5,750,071 $  5,171,461 $  4,512,548
               ============ ============ ============ ============ ============

PER SHARE
DATA (1)
Net income            $5.95        $5.28        $4.79        $4.31        $3.76
Dividends              2.05         1.75         1.76         1.31         1.15

FINANCIAL
DATA
Shares
 outstanding      1,200,000    1,200,000    1,082,425    1,082,425    1,082,425
Total assets   $545,404,537 $452,356,731 $444,406,921 $437,860,541 $363,365,188
Net loans      $317,812,315 $247,479,066 $223,768,751 $215,875,112 $179,349,780
Total
 deposits      $455,761,308 $383,484,153 $379,949,418 $387,299,507 $316,811,146
Total
 stockholders'
 equity        $ 51,654,561 $ 49,759,895 $ 45,516,867 $ 41,877,525 $ 38,275,580


(1) Per share data has been adjusted retroactively for a 1993 stock dividend.


                               EXHIBIT 13.c.

        MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS


     The following discussion is intended to further explain financial information outlined in the accompanying five year listing of selected financial data. Information contained in this data summary depicts selected totals from the company's balance sheet and operating results for the past five years.
Your attention is also directed to management's letter to shareholders at the beginning of this Annual Report. This letter further explains significant changes that occurred in the company's operation during the past year.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Total assets of the company have increased 50.1% over the past five years. Significant asset growth can be noted in 1991 (20.5%) and 1994 (20.6%) reflecting the company's acquisition of the Bank of Philadelphia in 1991 and First State Bank in Tuscaloosa, Alabama in 1994. Excluding these acquisitions, asset growth has been somewhat modest as generally low levels of interest rates have tended to reduce balance sheet gains. With the exception of 1992, the company has experienced solid loan growth with 1991 and 1994 totals again being influenced by the aforementioned acquisitions. The more modest loan increases in 1992 reflect the reduced level of economic activity that existed in the company's markets throughout most of that year. Excluding 1991 loan charge-offs from the former Bank of Philadelphia portfolio, loan losses have been modest. Net charge-offs for 1993 and 1994 were an excellent .16% and .14% respectively of net loans outstanding.

     Deposits have increased 43.9% over the past five years, an average of 8.8% per year. Large contributions to the company's deposit gains are again reflected from the Bank of Philadelphia and First State Bank acquisitions in 1991 and 1994. Excluding deposits generated through these acquisitions, deposit growth has been extremely modest during the years noted in the summary as generally declining levels of interest rates and non-deposit investment alternatives tended to attract deposits away from commercial banks. Management also adopted a strategy during this period of bidding less aggressively for volatile public fund deposits which caused a decline, particularly in 1992, in this deposit source. Over each of the years noted in the summary, management has been committed to attracting deposits at an interest cost that would assure the maintenance of proper interest margins for the company. Management also felt it could improve profits by allowing loans to grow at a faster pace than deposits.

     Shareholders' equity, as it relates to assets, represented an obvious strength of the company in each of the past five years. Shareholders' equity has grown 35.0% over this period. The modest 3.8% gain in 1994 takes into account unrealized losses on "Available for Sale Securities" of $2,783,576 as required to be reported under FASB 115. The 9.5% equity to asset relationship at the end of 1994 continues to rank the company quite high relative to its national and state peers.

     Net income has maintained consistent growth over the past five years. Earnings have increased 58.2% over this period. Earnings increases were 11.2% during 1992, 10.3% in 1993, and 12.6% in 1994. Return on average assets (ROA), a primary measure of earnings strength, has exceeded 1.2% in each of the years noted. ROA was 1.3% in 1992 and 1.4% in 1993 and 1994. Earnings per share have also grown in each of the past five years, increasing from $3.76 in 1990 to $5.95 in 1994. Regular cash dividends have been increased in each of the years noted in the summary. A special $.25 per share cash dividend was paid in 1992 in recognition of the company's strong earnings and equity positions. Also, a 10.86% stock dividend was declared in September 1993. Per share data in the accompanying five year summary has been adjusted to reflect retroactively the 10.86% 1993 stock dividend.

     Net interest income (NII) has also registered increases in each of the five years in the summary. NII is the primary source of earnings for the company. It represents income generated by earning assets less the interest expense of funding those assets. Over the past five years, NII has increased 74.2%, with an 18.8% gain recorded in 1994. Changes in NII can be broken down into two components, the change in average earning assets (volume component) and the change in the net interest margin (rate component). During 1994, average earning assets increased $79.2 million or 19.0%. Net interest margin for the year increased to 4.61% from 4.50% in 1993.

     As can be determined from these components of change, 1994's improvement in NII resulted primarily from an increase in average earning assets assisted by an improving margin. Net interest margin represents the difference between yields on earning assets and rates paid on interest bearing liabilities. Although rates paid on deposits increased during 1994, yields on earning assets increased by a slightly greater amount, thus increasing net interest margin. The growth of the company's loan portfolio during 1994 represented the key earning asset increase which allowed for an increase in net interest income for the year.

     The company has also maintained a consistent and disciplined asset/liability management policy during each of the years noted in the summary. This policy focuses on interest rate risk and rate sensitivity. The primary objective of rate sensitivity management is to maintain net interest income growth while reducing exposure to adverse fluctuations in rates. The company utilizes an Asset/Liability Management Committee which evaluates the analyses of the company's pricing, maturities, growth, and mix strategies in an effort to make informed decisions that will increase income and limit interest rate risk. The committee also uses simulation modeling as a guide for its decision-making.

     Due to the potential volatility of interest rates, NBC's goal is to stabilize the net interest margin by maintaining a neutral rate sensitive position. When market rates fluctuate, an asset's interest rate tends to change to a somewhat greater extent than does a liability's. Consequently, we believe a neutral position is achieved when rate sensitive liabilities exceed rate sensitive assets by no more than 5%.

     At December 31, 1994 the company's balance sheet reflected $18.8 million more in rate sensitive liabilities than assets that were scheduled to reprice within one year. This would be considered essentially a neutral rate sensitive position. Although management feels that rates are likely to move slightly higher during the first half of 1995 before leveling out and declining during the latter part of the year, this neutral position would appear to place the company in a low interest rate risk posture.

     The company's Provision for Loan Losses is utilized to replenish its Reserve for Loan and Lease Losses on its balance sheet. With strong earnings performances in each of the years contained in the summary, management has attempted to increase the reserve in proportion to loans outstanding. The reserve in 1994 totalled $5,719,110 or 1.8% of net loans. This reserve amount represents an increase of 168.8% over 1990's reserve which equated to 1.2% of net loans. Management considers the present reserve amount entirely sufficient to protect against potential future loan losses.

     Non-interest income and non-interest expense totals each reflect the impact of the Bank of Philadelphia and First State Bank of Tuscaloosa acquisitions. Non-interest income includes various service charges, fees and commissions collected by the company; non-interest expense represents ordinary overhead expenses to include salaries, bonuses, and benefits. The 1994 non-interest expense total includes $641,786 in expenses attributable to the amortization of goodwill associated with the First State Bank acquisition and intentional bond losses taken in December 1994 to free up a portion of the portfolio to reinvest at higher available yields. Finally, it is important to note that the company maintains a formal salary administration program which considers extensive comparative salary data and other indexes supplied by a leading outside consulting firm.
This data is utilized to assure that salaries are in line and competitive to comparable jobs in the marketplace. Incentive bonuses are expensed in each of the years noted and are paid to company employees based on the attainment of predetermined profit goals.

     Growth in the company's income tax expense generally parallels income gains. High quality, tax free municipal bonds are added to the portfolio as deemed prudent in an effort to minimize tax liabilities. However, the ability to significantly reduce income tax expenses through this investment choice is limited by the Alternative Minimum Tax Provision and the company's normal liquidity and balance sheet structure requirements. The company received a $174,160 tax benefit for 1993 resulting from a change in accounting principles regarding deferred income taxes. The company's effective tax rate was 20.5% in 1993 and 24.7% in 1994.

LIQUIDITY, ASSET/LIABILITY MANAGEMENT

     Liquidity may be defined as the ability of the company to meet cash flow requirements created by decreases in deposits and/or other sources of funds or increases in loan demand. The company has experienced no problem with liquidity over any of the years noted and anticipates that all liquidity requirements will be met comfortably in the foreseeable future. The company's traditional sources of funds from deposit increases, maturing loans and investments, and earnings have allowed it to consistently generate sufficient funds for liquidity needs. The company has utilized the Federal Home Loan Bank as a source of funding for fixed rate, term loan commitments. At the end of 1994 the company had outstanding to the Federal Home Loan Bank $10.9 million which is scheduled to mature over the next 3-5 years. The company expects normal loan and other cash flows to allow it to retire these funding lines with no adverse effect on liquidity.

     As mentioned previously, the company maintains a strict asset/liability policy. The adherence to such a policy has an obvious material effect on the structure of the company's balance sheet, and, to a degree, on its liquidity positions.

CAPITAL

     Retained earnings have served as the company's exclusive source of capital growth over the five years noted in the financial summary. Shareholders' equity, as stated previously, has grown consistently over this period and relates most favorably to the company's assets.

     Current regulatory requirements call for a basic leverage ratio of 5.0% for a bank to be considered as "well capitalized." At the end of 1994, NBC maintained a 9.8% leverage ratio which obviously allowed it to significantly exceed the ratio required for a "well capitalized" institution.

     As an additional means of comparison, it is noted that regulatory authorities have become increasingly interested in evaluating a financial institution's capital against its assets which have been risk weighted (high risk assets would require a higher capital allotment, lower risk assets a lower capital allotment). In this context, a "well capitalized" bank is required to have a Tier 1 risk based capital ratio (excludes reserve for loan losses) of 6.0% and a total risk based capital
ratio (includes reserve for loan losses) of 10.0%.   At the end
of 1994, the company had a Tier 1 ratio of 14.8% and a total risk based ratio of 16.1%, once again placing the company well above the level required for a "well capitalized" institution.

     The company's capital position obviously exceeds regulatory requirements, even for "well capitalized" institutions. As noted previously, equity capital for the company has increased 35.0% since 1990 to a level of $51,654,561. Management considers this level of capital to be entirely sufficient to support the needs of the company.


                                 EXHIBIT 13.d.

                      CONSOLIDATED FINANCIAL STATEMENTS



                           NBC CAPITAL CORPORATION

                      CONSOLIDATED FINANCIAL STATEMENTS

                                     AND

              INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

                         DECEMBER 31, 1994 AND 1993



                                 REPORT OF
                 INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
NBC Capital Corporation


We have audited the accompanying consolidated balance sheets of NBC Capital Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of NBC Capital Corporation and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note B to the consolidated financial statements, the Corporation and its subsidiaries changed their method of accounting for securities as of January 1, 1994, and their method of accounting for income taxes as of January 1, 1993.


T. E. Lott & Company
Columbus, Mississippi
January 26, 1995



                          NBC CAPITAL CORPORATION

                        CONSOLIDATED BALANCE SHEETS

                         DECEMBER 31, 1994 AND 1993


     ASSETS                                1994         1993
                                       ____________  ____________

Cash and due from banks                $ 21,678,520  $ 15,982,750
Interest-bearing deposits with banks        375,488       426,320
Federal funds sold                        2,500,000     5,000,000
Securities (Note D)                     176,146,121   165,045,011
Loans, net of reserve for loan losses
  of $5,719,110 in 1994 and $4,450,355
  in 1993 (Note E)                      317,812,315   247,479,066
Interest receivable                       4,490,010     3,385,504
Premises and equipment (Note F)          12,404,886    10,337,700
Other real estate                           667,487       313,544
Intangible assets (Note C)                2,992,364           -
Other assets                              6,337,346     4,386,836
                                       ____________  ____________

                                       $545,404,537  $452,356,731
                                       ============  ============
   LIABILITIES AND
   STOCKHOLDERS' EQUITY

Liabilities:
 Noninterest-bearing deposits          $ 67,460,056  $ 54,086,572
 Interest-bearing deposits, $100,000
   or more                               57,058,634    49,065,812
 Other interest-bearing deposits        331,242,618   280,331,769
                                       ____________  ____________
   Total deposit                        455,761,308   383,484,153
 Interest payable                         1,671,377     1,327,410
 Borrowed funds (Note G)                 30,159,563    14,631,632
 Other liabilities                        6,157,728     3,153,641
                                       ____________  ____________
   Total liabilities                    493,749,976   402,596,836
                                       ____________  ____________

Commitments and contingent
   liabilities (Note M)
Stockholders' equity (Notes J
   and L):
     Common stock - $1 par value,
       authorized 3,000,000 shares,
       issued and outstanding
       1,200,000 shares                   1,200,000     1,200,000
 Surplus                                 33,002,133    33,002,133
 Undivided profits                       20,236,004    15,557,762
 Net unrealized loss on available-
   for-sale securities, net of tax
   of $1,432,459                         (2,783,576)          -
                                       ____________  ____________
                                         51,654,561    49,759,895
                                       ____________  ____________

                                       $545,404,537  $452,356,731
                                       ============  ============


 The accompanying notes are an integral part of these statements.


                          NBC CAPITAL CORPORATION

                     CONSOLIDATED STATEMENTS OF INCOME

               YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992



                               1994         1993         1992
                           ___________  ___________  ___________

INTEREST INCOME
Interest and fees on
  loans                    $25,216,740  $19,097,106  $18,816,616
Interest and dividends
  on securities:
    Taxable interest and
      dividends              7,231,495    8,098,995   10,664,869
 Tax-exempt interest         3,107,467    2,937,903    2,681,451
 Other                         257,671      143,759      132,378
                           ___________  ___________  ___________
                            35,813,373   30,277,763   32,295,314
                           ___________  ___________  ___________

INTEREST EXPENSE
Interest on time deposits
  of $100,000 or more        2,366,527    2,035,334    2,850,665
Interest on other
  deposits                  10,380,965    8,830,175   10,939,595
Interest on borrowed
  funds                        797,983      674,581       92,359
                           ___________  ___________  ___________
                            13,545,475   11,540,090   13,882,619
                           ___________  ___________  ___________
Net interest income         22,267,898   18,737,673   18,412,695
Provision for loan losses
  (Note E)                   1,234,024    1,634,960    2,028,689
  Net interest income
    after provision for
    loan losses             21,033,874   17,102,713   16,384,006
                           ___________  ___________  ___________

OTHER INCOME
Service charges on
  deposit accounts           3,329,928    2,606,042    2,616,082
Other service charges and
  fees                       1,597,220    1,602,936    1,267,276
Trust Department income        751,079      703,184      555,324
Securities (losses)
  gains, net                  (155,887)      21,511      387,365
Other                          202,299      429,115      438,691
                           ___________  ___________  ___________
                             5,724,639    5,362,788    5,264,738
OTHER EXPENSE
Salaries                     7,851,474    6,860,580    6,349,496
Employee benefits
  (Note I)                   1,756,631    1,544,331    1,406,457
Net occupancy expense        1,322,977    1,104,930    1,117,262
Furniture and equipment
  expense                      914,083      731,594      712,117
Deposit insurance
  premiums                     991,642      857,275      871,438
Other                        4,437,067    3,611,996    3,831,034
                           ___________  ___________  ___________
                            17,273,874   14,710,706   14,287,804
                           ___________  ___________  ___________
Income before income
  taxes and the
  cumulative effect of
  a change in accounting
  principle                  9,484,639    7,754,795    7,360,940
Income taxes (Note H)        2,346,397    1,588,508    1,610,869
                           ___________  ___________  ___________
Income before the
  cumulative effect
  of a change in
  accounting principle       7,138,242    6,166,287    5,750,071
Cumulative effect
  (benefit) of a change
  in accounting for
  income taxes (Note B)            -       (174,160)         -
                           ___________  ___________  ___________

Net income                 $ 7,138,242  $ 6,340,447  $ 5,750,071
                           ===========  ===========  ===========

Per common share
  amounts:
    Net income before
      cumulative effect
      of accounting
      change               $      5.95  $      5.13  $      4.79
    Cumulative effect
      of accounting
      change                       -            .15          -
                           ___________  ___________  ___________

Net income                 $      5.95  $      5.28  $      4.79

                           ===========  ===========  ===========

 The accompanying notes are an integral part of these statements.


                           NBC CAPITAL CORPORATION

       CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992



                                                         Net
                                                      Unrealized
                                                      Gain(Loss)
                                                         On
                                                      Available-
                  Common                 Undivided    For-Sale
                  Stock      Surplus      Profits     Securities     Total
               __________  ___________  ___________  ___________  ___________
Balance,
 January 1,
 1992          $1,082,425  $33,000,000  $ 7,795,100  $       -    $41,877,525
Net income
 for 1992             -            -      5,750,071          -      5,750,071
Cash
 dividends
 declared,
 $1.76 per
 share                -            -     (2,110,729)         -     (2,110,729)
               __________  ___________  ___________  ___________  ___________
Balance,
 December 31,
 1992           1,082,425   33,000,000   11,434,442          -     45,516,867
Net income
 for 1993             -            -      6,340,447          -      6,340,447
Stock
 dividend -
 117,575
 shares of
 common stock     117,575          -       (117,575)         -            -

Cash
 dividends
 declared,
 $1.75 per
 share                -            -     (2,099,552)         -     (2,099,552)
Sale of
 fractional
 shares               -          2,133          -            -          2,133
Balance,
 December 31,
 1993           1,200,000   33,002,133   15,557,762          -     49,759,895
Cumulative
 effect of
 change in
 accounting
 for
 securities
 (Note B)             -            -            -      2,066,307    2,066,307
Net income
 for 1994             -            -      7,138,242          -      7,138,242
Cash
 dividends
 declared,
 $2.05 per
 share                -            -     (2,460,000)         -     (2,460,000)

Net change in
 unrealized
 gain (loss)
 on available-
 for-sale
 securities,
 net of tax           -           -            -      (4,849,883)  (4,849,883)
               __________  ___________  ___________  ___________  ___________

Balance,
 December 31,
  1994         $1,200,000  $33,002,133  $20,236,004  $(2,783,576) $51,654,561
               ==========  ===========  ===========  ===========  ===========

       The accompanying notes are an integral part of these statements.



                            NBC CAPITAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                    1994           1993           1992
                               _____________  _____________  _____________

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income                     $  7,138,242   $  6,340,447   $   5,750,071
Adjustments to reconcile net
 income to net cash:
  Cumulative effect of
   accounting change                    -         (174,160)            -
  Depreciation and
   amortization                   1,276,023        859,972         825,023
  Deferred income taxes
   (credits)                       (286,884)      (567,772)       (286,737)
  Provision for loan losses       1,234,024      1,634,960       2,028,689
  FHLB stock dividend               (76,900)       (54,400)            -
  Losses (gains) on sale of
   securities                       155,887        (21,511)       (387,365)
  Deferred credits                  (47,919)       (19,524)        (22,973)
  (Increase) decrease in
   interest receivable             (622,506)        78,888       1,027,901
  (Increase) decrease in
   other assets                    (216,860)    (1,199,642)      1,163,348
  Increase (decrease) in
   interest payable                 192,967        (17,492)     (1,142,478)
  Increase in other
   liabilities                       26,387        116,517         950,152
                               _____________  _____________  ______________
Net cash provided
 by operating activities          8,772,461      6,976,283       9,905,631

                               _____________  _____________  ______________
CASH FLOWS FROM INVESTING
ACTIVITIES
Cash paid in excess of cash
 and cash equivalents of
 acquired bank                   (2,183,033)           -               -
Purchases of available-for-
 sale securities                (60,225,100)           -               -
Proceeds from sales of
 available-for-sale
 securities                      21,990,387            -               -
Proceeds from maturities
 and calls of available-for-
 sale securities                 57,044,849            -               -
Purchases of securities to
 be held-to-maturity            (21,904,571)           -               -
Proceeds from maturities and
 calls of securities                    -       26,571,575      55,242,318
Proceeds from sale of
 securities                             -       40,648,869      41,918,047
Purchases of securities                 -      (47,599,881)    (91,089,013)
Increase in loans               (30,830,314)   (25,325,751)     (9,899,355)
Additions to premises and
 equipment                         (801,146)    (1,668,821)     (1,354,053)
                               _____________  _____________  ______________
Net cash used in investing
 activities                     (36,908,928)    (7,374,009)     (5,182,056)
                               _____________  _____________  ______________

CASH FLOWS FROM FINANCING
ACTIVITIES
Increase (decrease) in
 deposits                        17,149,474      3,534,735      (7,350,089)
Sale of fractional shares               -            2,133             -
Dividends paid on common
 stock                             (396,000)    (2,099,552)     (3,377,166)
Net increase in borrowed
 funds                           14,527,931        131,632      12,002,627
                               _____________  _____________  ______________
Net cash provided by
 financing activities            31,281,405      1,568,948       1,275,372
                               _____________  _____________  ______________
Net increase in cash and
 cash equivalents                 3,144,938      1,171,222       5,998,947
Cash and cash equivalents
 at beginning of year            21,409,070     20,237,848      14,238,901
                               _____________  _____________  ______________
Cash and cash equivalents
 at end of year                $ 24,554,008   $ 21,409,070   $  20,237,848
                               =============  =============  =============

       The accompanying notes are an integral part of these statements.


                            NBC CAPITAL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1994 AND 1993



NOTE A - SUMMARY OF ACCOUNTING POLICIES

   NBC Capital Corporation (the "Corporation"), and its subsidiaries, follow generally accepted accounting principles, including, where applicable, general practices within the banking industry.

   1. Basis of Presentation

   The Corporation's consolidated financial statements include the accounts of the Corporation and the following:

      National Bank of Commerce of Mississippi (NBC), a wholly-owned subsidiary of the Corporation,

      NBC Service Corporation, a wholly-owned subsidiary of NBC,

      Philadelphia Finance Corporation, a wholly-owned subsidiary of NBC, and Commerce National Insurance Company, a 79%-owned subsidiary of NBC Service Corporation.

   For the year 1994, the consolidated statements also include the accounts of the Corporation's 99.2% owned subsidiary, First State Bank of Tuscaloosa (First State Bank).

   Significant intercompany accounts and transactions have been eliminated.

   The financial institution subsidiaries (NBC and First State Bank) account for approximately 99% of the assets included in the 1994 consolidated financial statements.

   2.  Securities

   Investments in securities are classified into three categories and are accounted for as follows:

   Available-for-Sale Securities

   Securities classified as available-for-sale are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported in stockholders' equity, net of tax, until realized.

   Gains and losses on the sale of available-for-sale securities are determined using the adjusted cost of the specific security sold.

   Premiums and discounts are recognized in interest income using the interest method.

   Securities to be Held-to-Maturity

   Securities classified as held-to-maturity are those securities for which there is a positive intent and ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method.

   Trading Account Securities

   Trading account securities are those securities which are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 1994 and 1993.

   For years prior to 1994, securities were carried at cost, adjusted for amortization of premiums and accretion of discounts, computed principally by the interest method. The adjusted cost of the specific security sold was used to compute gains or losses.

   3. Loans

   Loans are carried at the principal amount outstanding, net of unearned interest. Interest income on installment loans is recognized using a method which approximates the interest method. Interest income on all other loans is recognized based on the principal balance outstanding and the stated rate of the loan.

   Loans are generally placed on a nonaccrual status when principal or interest is past due ninety days, or when payment in full is not anticipated. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on nonaccrual loans are used to reduce principal rather than recorded as interest income.

   Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

   4. Reserve for Loan Losses

   For financial reporting purposes, the provision for loan losses charged to operations is based upon management's estimations of the amount necessary to maintain the reserve at an adequate level, considering past loan loss experience, current economic conditions, credit reviews of the loan portfolio, changes in the size and character of the loan portfolio and other factors warranting consideration. Loans are charged against the reserve for loan losses when management believes that the collectibility of the principal is unlikely. The reserve is maintained at a level believed adequate by management to absorb potential loan losses.

   5. Premises and Equipment

   Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method at rates calculated to depreciate or amortize the cost of assets over their estimated useful lives.

   Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any gains or losses are included in operations.

   6. Other Real Estate

   Other real estate consists of properties acquired through foreclosure and is recorded at the lower of cost or current appraisal less estimated costs to sell. Any write-down from the cost to fair value required at the time of foreclosure is charged to the reserve for loan losses. Subsequent gains or losses on other real estate are reported in other operating income or expenses.

   7. Intangible Assets

   Intangible assets consisting principally of goodwill associated with the acquisition of First State Bank are being amortized to expense using the straight-line method over a fifteen year period. Amortization expense for 1994 was $182,625.

   8. Income Taxes

   Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently payable, plus deferred taxes related primarily to differences between the basis of securities, reserve for loan losses, premises and equipment, other real estate and prepaid or accrued employee benefits for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.


   The Corporation and its subsidiaries (except for Commerce National Insurance Company) file consolidated income tax returns. The subsidiaries provide for income taxes on a separate return basis and remit to the Corporation amounts determined to be payable.

   9. Trust Assets

   Assets of NBC's Trust Department, other than cash on deposit, are not included in the accompanying balance sheets, since such items are not assets of NBC.

   10. Employee Benefits

   NBC maintains a noncontributory defined benefit pension plan covering substantially all full-time employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and compensation. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. The annual pension cost charged to expense is actuarially determined in accordance with the provisions of Statement of Financial Accounting No. 87, "Employers' Accounting for Pensions."

   NBC and First State Bank provide a deferred compensation arrangement (401(k) plan) whereby employees contribute a percentage of their compensation. For employee contributions of five percent or less, NBC and First State Bank contribute twenty-five percent of the employee's contribution to the plan.

   Employees of NBC and First State Bank participate in a nonleveraged Employee Stock Option Plan (ESOP) through which common stock of the Corporation is purchased at its market price for the benefit of employees. Contributions are made at the discretion of the Board of Directors and are expensed in the applicable year. The ESOP is accounted for in accordance with Statement of Position 93-6, "Employer's Accounting for Employee Stock Ownership Plans."

   NBC makes available a deferred income plan to certain employees and directors. Costs are accrued and charged to expense in amounts sufficient to equal the present value of benefits due at the participant's full eligibility date.

   The Corporation provides an employee stock benefit plan whereby 1,500 shares of the Corporation's stock have been assigned for the benefit of certain key employees. Under the terms of the plan, retirement or similar payments will be equal to the fair market value of the stock plus all cash dividends paid since the adoption of the agreement. Compensation expense was recorded at the establishment date based on the market value of the stock. The difference between any increase or decrease in the value of the stock is recorded annually as an adjustment to salaries.

   11. Cash Flows

   For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.
   Generally, federal funds are sold for a one-day period.

   12. Per Share Data

   The computation of per share data is based on 1,200,000 shares outstanding during each year adjusted retroactively for stock dividends.

   13. Off-Balance Sheet Financial Instruments

   In the ordinary course of business, the financial institution subsidiaries enter into off-balance sheet financial instruments consisting of commitments to extend credit, credit card lines, commercial and similar letters of credit and commitments to purchase securities. Such financial instruments are recorded in the financial statements when they are exercised.

   14. Accounting Pronouncements

   In May, 1993, the Financial Accounting Standards Board (FASB) issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan," which specifies how allowances for losses related to certain loans should be determined. The Statement's implementation is required for years beginning after December 15, 1994. Management does not believe the adoption of the Statement will materially affect the consolidated financial position.


   In October, 1994, FASB issued Statement No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments." The Statement requires disclosures about derivative financial instruments which it defines as a futures, forward, swap, or option contract, or other financial instruments with similar characteristics. The Statement was effective for years ended after December 15, 1994. It is the policy of management not to invest in these types of financial instruments.

   15. Reclassification

   Certain prior period amounts have been reclassified to conform with the 1994 presentation.


NOTE B - ACCOUNTING CHANGE

   FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was adopted by the Corporation and its subsidiaries for the year beginning January 1, 1994. The Statement requires that investments in securities be classified into three categories: held-to-maturity, trading, and available-for-sale. Net unrealized gains and losses, net of tax, on available-for-sale securities are reported as a separate component of stockholders' equity, whereas unrealized gains and losses on trading securities are included in income. As a result of adopting the Statement, available-for-sale securities are reported at their estimated fair value at December 31, 1994, and the resulting unrealized gain or loss, net of tax, is included in stockholders' equity. The cumulative effect on stockholders' equity at January 1, 1994, of the accounting change was an increase of $2,066,307, net of the related deferred income taxes.

   Effective January 1, 1993, the Corporation and its subsidiaries adopted the provisions of FASB Statement No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement No. 109 was to increase 1993 income by $174,160 or $.15 per share. As permitted by the Statement, prior years' financial statements have not been restated. Statement No. 109 requires the liability method be used to calculate deferred income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between the financial statement and tax basis of assets and liabilities using applicable enacted tax rates.


NOTE C - ACQUISITION

   On January 1, 1994, the Corporation acquired for cash all of the outstanding common stock of Charter Holding Company, Inc. (Charter), the parent holding company of First State Bank. Charter had no business activity other than its 80% ownership of First State Bank's common stock and was liquidated after the acquisition. The Corporation subsequently obtained an additional 19.2% of First State Bank's common stock for cash bringing its total ownership to 99.2%. The total acquisition cost was approximately $9.1 million. The excess of the acquisition cost over the fair value of the net assets acquired (goodwill) is included in intangible assets in the consolidated financial statements.

   The acquisition has been accounted for as a purchase, and the results of operations of First State Bank since January 1, 1994, are included in the consolidated financial statements. Unaudited pro forma consolidated results of operations for the years ended December 31, 1993 and 1992, as though First State Bank had been acquired on January 1, 1992, follow:

                                                      1993        1992
                                                  ___________  ___________

    Interest and other income                     $40,456,364  $42,510,576
    Net income                                      6,742,340    6,059,550
    Income per common share                             $5.62        $5.05


NOTE D - SECURITIES

  Securities at December 31, 1994, consisted of available-for-sale securities with a carrying amount of $145,794,809, and securities to be held-to-maturity with a carrying amount of $30,351,312. The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of these securities at December 31, 1994, are as follows:

                                               Gross      Gross     Estimated
                                  Amortized  Unrealized Unrealized    Fair
                                    Cost       Gains      Losses      Value
                                ____________ __________ __________ ___________
    Available-for-sale
     securities:
      U. S. Treasury securities $ 24,431,287 $   13,990 $  538,455 $ 23,906,822
      Obligations of other
        U. S. Government
        agencies                  14,715,526     14,718    527,409   14,202,835
      Obligations of states and
        municipal subdivisions    41,061,022    390,234    885,422   40,565,834
      Mortgage-backed
        securities                65,228,534    141,446  2,793,864   62,576,116
      Equity securities            3,147,000        -          -      3,147,000
      Other securities             1,473,540      1,577     78,915    1,396,202
                                ____________ __________ __________ ____________

                                $150,056,909 $  561,965 $4,824,065 $145,794,809
                                ============ ========== ========== ============

    Held-to-maturity
     securities:
       Obligations of states
         and municipal
         subdivisions           $ 30,351,312 $  326,253 $  218,049 $ 30,459,516
                                ============ ========== ========== ============

  The scheduled maturities of securities available-for-sale and securities to be held-to-maturity at December 31, 1994, are as follows:

                                  Available-for-Sale        Held-to-Maturity
                              _________________________ _______________________
                                             Estimated               Estimated
                                Amortized      Fair      Amortized      Fair
                                   Cost        Value        Cost        Value
                              ____________ ____________ ___________ ___________

  Due in one year or less     $ 23,593,144 $ 23,341,313 $       -   $       -
  Due after one year through
   five years                   50,346,552   49,031,058     250,000     257,941
  Due after five years
   through ten years             6,264,888    6,291,682   8,019,683   8,262,433
  Due after ten years            1,152,040    1,096,894  22,081,629  21,939,142
   Mortgage-backed
    securities and other
    securities                  68,700,285   66,033,862         -           -
                              ____________ ____________ ___________ ___________

                              $150,056,909 $145,794,809 $30,351,312 $30,459,516
                              ============ ============ =========== ===========

  Gross gains of $122,379 and gross losses of $278,266 were realized on available-for-sale securities in 1994.

  The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of securities at December 31, 1993, are as follows:

                                                Gross     Gross      Estimated
                                 Amortized   Unrealized Unrealized     Fair
                                    Cost        Gains     Losses       Value
                                ____________ __________ __________ ____________

   U. S. Treasury securities    $ 11,359,192 $  440,648 $    1,063 $ 11,798,777
    Securities of other U. S.
      Government agencies         18,993,137    352,939      7,794   19,338,282
    Obligations of states and
      political subdivisions      56,332,682  2,584,044    175,328   58,741,398
    Other securities               4,196,259     48,083      8,016    4,236,326
                                ____________ __________ __________ ____________
       Total investment
        securities                90,881,270  3,425,714    192,201   94,114,783
    Mortgage-backed securities    74,163,741  1,443,145    156,935   75,449,951
                                ____________ __________ __________ ____________

                                $165,045,011 $4,868,859 $  349,136 $169,564,734
                                ============ ========== ========== ============

  The amortized cost and estimated fair value of securities at December 31, 1993, by contractual maturity, are as follows:

                                                                Estimated
                                                 Amortized        Fair
                                                    Cost         Market
                                                ____________  ____________

    Due in one year or less                     $ 15,307,877  $ 15,603,799
    Due after one year through five years         48,685,235    49,879,198
    Due after five years through ten years        20,006,685    21,301,853
    Due after ten years                            3,959,572     4,408,033
    Mortgage-backed and other securities          77,085,642    78,371,851
                                                ____________  ____________

                                                $165,045,011  $169,564,734
                                                ============  ============

  Gross gains of $45,014 in 1993, and gross losses of $23,503 were realized from sales of securities in 1993.

  Securities with a carrying value of $99,183,432 and $96,718,000 at December 31, 1994 and 1993, respectively, were pledged to secure public and trust deposits and for other purposes as required by law.

  Banking regulations define "high-risk mortgage securities" as mortgage derivative products that are determined through testing to have more volatility, particularly price volatility, than a benchmark mortgage pass-through security. It is the policy of NBC and First State Bank not to invest in "high-risk mortgage securities." If, subsequent to its purchase, the security through testing is identified as high-risk, the policy is for the security to be sold. At December 31, 1994, securities included no "high-risk mortgage securities."


NOTE E - LOANS

  Loans outstanding include the following types:


                                                          (In Thousands)
                                                           December 31,
                                                        __________________
                                                          1994      1993
                                                        ________  ________

    Commercial, financial and agricultural              $ 51,541  $ 35,177
    Real estate - construction                            12,372     2,777
    Real estate - mortgage                               178,391   140,162
    Installment loans to individuals                      79,961    73,756
    Other                                                  5,297     5,654
                                                        ________  ________

                                                         327,562   257,526
    Unearned interest                                     (4,031)   (5,597)
    Reserve for loan losses                               (5,719)   (4,450)
                                                        ________  ________

                                                        $317,812  $247,479
                                                        ========  ========

  Loans on which the accrual of interest has been discontinued amounted to $1,396,781 at December 31, 1994, and $1,450,849 at December 31, 1993.
  Restructured loans amounted to approximately $278,000 and $853,000 at December 31, 1994 and 1993, respectively. The income effect of nonaccrual loans and restructured loans was not significant for each of the three years ended December 31, 1994.

  At December 31, 1994, there were no commitments to lend additional funds to debtors whose loans have been modified.

  Transactions in the reserve for loan losses are summarized as follows:

                                            Years Ended December 31,
                                      ____________________________________
                                          1994        1993         1992
                                      __________  ___________  ___________


    Balance at beginning of year      $4,450,355  $ 3,203,880  $ 2,796,423
    Additions:
      Provision for loan losses
        charged to operating expense   1,234,024    1,634,960    2,028,689
      Recoveries of loans previously
        charged off                      250,015      269,235      357,165
      Reserve applicable to loans of
        acquired bank                    493,878          -            -
                                      __________  ___________  ___________

                                       6,428,272    5,108,075    5,182,277
    Deductions:
      Loans charged off                  709,162      657,720    1,978,397
                                      __________  ___________  ___________

    Balance at end of year            $5,719,110  $ 4,450,355  $ 3,203,880
                                      ==========  ===========  ===========

NOTE F - PREMISES AND EQUIPMENT

  Premises and equipment are stated at cost, less accumulated depreciation and amortization as follows:

                                      Estimated         December 31,
                                    Useful Lives  ________________________
                                      In Years       1994         1993
                                    ____________  ___________  ___________

    Premises:
      Land                                -       $ 2,345,297  $ 1,920,297
      Buildings, construction
        and improvements               10 - 50     11,707,628   10,228,544

                                                  ___________  ___________
                                                   14,052,925   12,148,841
    Equipment                           3 - 10      7,801,508    6,828,830
                                                  ___________  ___________
                                                   21,854,433   18,977,671
    Less accumulated depreciation
      and amortization                              9,449,547    8,639,971
                                                  ___________  ___________

                                                  $12,404,886  $10,337,700
                                                  ===========  ===========

   The amount charged to operating expenses for depreciation was $981,690 for 1994, $848,449 for 1993, and $804,655 for 1992.


NOTE G - BORROWED FUNDS

  Borrowed funds are summarized as follows:

                                                        December 31,
                                                  ________________________
                                                      1994         1993
                                                  ___________  ___________

    Federal funds purchased                       $17,800,000  $       -
    6.06% note payable to the Federal Home
      Loan Bank, due January 1, 1998                3,380,909    3,699,807
    4.78% note payable to the Federal Home
      Loan Bank, due June 1, 1998                   2,126,215    2,685,732
    6.63% note payable to the Federal Home
      Loan Bank, due January 1, 2000                2,749,921    2,879,093
    5.57% note payable to the Federal Home
      Loan Bank, due June 1, 2000                   2,628,726    2,867,000
    Treasury tax and loan note                      1,473,792    2,500,000
                                                  ___________  ___________

                                                  $30,159,563  $14,631,632
                                                  ===========  ===========

   Federal funds purchased are generally purchased for a one-day period. Interest is at the prevailing rate at the date of purchase.

   The notes payable to the Federal Home Loan Bank are collateralized by first mortgage loans, Federal Home Loan Bank capital stock, and amounts on deposit with the Federal Home Loan Bank.

   The treasury tax and loan note generally matures within one to sixty days from the transaction date. Interest is paid at an adjustable rate as set by the U. S. Government.


NOTE H - INCOME TAXES

   The provision for income taxes including the tax effects of securities transactions (1994 - $(53,002); 1993 - $7,314; 1992 - $131,704) is as
   follows:

                                               Years Ended December 31,
                                        __________________________________
                                          1994        1993        1992
                                        __________  __________  __________

     Current tax expense                $2,633,281  $2,156,280  $1,897,606
     Deferred tax expense (benefit)       (286,884)   (567,772)   (286,737)
                                        __________  __________  __________

                                        $2,346,397  $1,588,508  $1,610,869
                                        ==========  ==========  ==========

   Deferred tax provisions are applicable to the following items:

                                              Years Ended December 31,
                                           _______________________________
                                              1994       1993       1992
                                           _________  _________  _________

    Depreciation                           $ (16,084) $  (1,949) $  15,468
    Loans and reserve for loan
      losses                                (404,902)  (596,869)  (276,838)
    Securities                               (43,550)    57,370     12,698
    Employee benefits                        (46,874)    55,287     (1,533)
    State net operating loss
      carryforward                           199,400    (88,590)        -
    Other, net                                25,126      6,979    (36,532)
                                           _________  _________  _________

                                           $(286,884) $(567,772) $(286,737)
                                           =========  =========  =========

   The difference between the total expected tax expense at the federal tax rate of 34% and the reported income tax expense is as follows:

                                              Years Ended December 31,
                                        __________________________________
                                           1994        1993        1992
                                        __________  __________  __________

    Tax on income before income taxes   $3,224,777  $2,636,630  $2,502,720
    Increase (decrease) resulting from:
      Tax-exempt income                 (1,060,562) (1,000,263)   (922,041)
      Goodwill amortization                 74,640         -           -
      Other nondeductible expenses         158,585      84,750      81,393
      Tax benefit of small life
        insurance company exemption       (129,628)   (129,432)   (117,847)
      State income taxes, net of
        federal benefit                     58,428         -           -
      Other, net                            20,157      (3,177)     66,644
                                        ----------  ----------  ----------
                                        $2,346,397  $1,588,508  $1,610,869
                                        ==========  ==========  ==========

   For income tax reporting purposes, First State Bank retained its tax basis for its assets and liabilities. As a result, the amortization of the goodwill associated with the acquisition of First State Bank is not deductible.

   The components of the net deferred tax asset included in other assets as of December 31, 1994 and 1993, are as follows:

                                                       1994        1993
                                                    __________  __________
     Deferred tax assets:
      Reserve for loan losses                       $1,485,321  $1,061,379
      Employee benefits                                376,099     305,531
      State net operating loss carryforward            100,000     420,934
      Unrealized loss on available-for-sale
       securities                                    1,447,725         -
      Other                                             61,755      10,540
                                                    __________  __________
                                                     3,470,900   1,798,384
      Valuation allowance - loss carryforward              -      (121,534)
                                                    __________  __________
        Total deferred tax assets                    3,470,900   1,676,850
                                                    __________  __________

     Deferred tax liabilities:
      Premises and equipment                          (840,535)   (532,557)
      Deferred loan fees/costs                         (98,783)    (82,300)
      Securities                                      (143,747)   (133,859)
      Loans                                           (169,450)   (268,464)
      Other                                            (44,600)        -
                                                    __________  __________

        Total deferred tax liabilities              (1,297,115) (1,017,180)
                                                    __________  __________

         Net deferred tax asset                     $2,173,785  $  659,670
                                                    ==========  ==========

NOTE I - EMPLOYEE BENEFITS

  The following table sets forth the defined benefit plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31, 1994 and 1993:

                                                       1994        1993
                                                    __________  __________

    Actuarial present value of benefit
     obligations:
      Accumulated benefit obligation, including
       vested benefits of $3,784,057 in 1994 and
       $3,825,953 in 1993                           $4,278,969  $4,376,107
                                                    ==========  ==========

    Projected benefit obligation for service
      rendered to date                              $6,362,307  $6,482,806
    Fair value of plan assets                        5,605,178   5,910,987
                                                    __________  __________
    Plan assets less than projected benefit
      obligation                                      (757,129)   (571,819)
    Unrecognized net gain                              885,187     659,831
    Unrecognized net asset at adoption of
      Statement No. 87 being recognized over
      employees' average remaining service life       (195,422)   (227,993)
    Unrecognized prior service cost                      3,269       3,677
                                                    __________  __________

    Accrued pension costs                           $  (64,095) $ (136,304)
                                                    ==========  ==========

  Net pension costs included the following components:

                                             Years Ended December 31,
                                        __________________________________
                                           1994        1993        1992
                                        __________  __________  __________


    Service costs - benefits earned
     during the period                  $ 406,355   $ 322,976   $ 297,904
    Interest cost on projected benefit
     obligation                           472,230     418,958     398,073
    Actual return on plan assets         (370,788)   (504,637)   (310,583)
    Net amortization and deferral        (245,531)    (30,123)   (176,452)
                                        __________  __________  __________

                                        $ 262,266   $ 207,174   $ 208,942
                                        =========   ==========  ==========

   The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5%, respectively, in 1994 and 1993. The expected long-term rate of return on plan assets was 9.5% in each of the three years ended December 31, 1994.

   Contributions to the ESOP amounted to $187,100 in 1994, and $165,000 in 1993 and 1992. At December 31, 1994, the plan held 75,969 shares of the Corporation's common stock. Contributions to the 401(k) plan amounted to $54,180 in 1994, $45,079 in 1993, and $37,228 in 1992.


NOTE J - STOCK DIVIDEND

  In 1993, the Corporation declared a stock dividend of 117,575 shares of common stock. The stock dividend was recorded at the par value of the stock issued. The estimated value of the stock dividend based upon trades at the date of the dividend was approximately $6.5 million. Fractional shares resulting from the stock dividend were sold and the excess of the sale price over par value was credited to surplus.


NOTE K - RELATED PARTY TRANSACTIONS

  In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, and are consistent with sound banking practices and are within applicable regulatory and lending limitations. The activity in loans to directors, executive officers, and their affiliates during 1994 is summarized as follows:

    Loans outstanding at January 1, 1994                       $ 7,593,059
    Loans of bank acquired                                       1,889,592
    New loans                                                    2,857,195
    Repayments                                                  (2,944,315)
                                                               ___________

    Loans outstanding at December 31, 1994                     $ 9,395,531
                                                               ===========

  Also, in the normal course of business NBC and First State Bank entered into transactions for services with companies and firms whose principals are directors and stockholders.


NOTE L - REGULATORY MATTERS

  Dividends paid by the Corporation are provided from dividends received from its subsidiary banks. The amount of dividends that can be paid by banks without prior approval of banking regulators is subject to maintaining minimum financial standards and capital ratios. The Board of Directors of each bank may, subject to these regulatory limitations, declare dividends of so much of the bank's net retained profits as determined to be expedient.

  Banks are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1994, banks are required to have a minimum Tier 1 and total capital ratios of 4.0% and 8.0%, respectively. The actual ratios of NBC and First State Bank at December 31, 1994, exceeded the minimum requirements.

  Aggregate cash reserves of $1,984,000 were maintained at December 31, 1994, to satisfy federal regulatory requirements.


NOTE M - COMMITMENTS AND CONTINGENT LIABILITIES

  The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of banking business and which involve elements of credit risk, interest rate risk, and liquidity risk. The commitments and contingent liabilities are commitments to extend credit, credit card lines, commercial and similar letters of credit. A summary of commitments and contingent liabilities at December 31, 1994 and 1993, is as follows:

                                                           (In Thousands)
                                                        Contractual Amount
                                                        __________________
                                                          1994       1993
                                                        _______    _______

    Commitments to extend credit                        $43,819    $28,526
    Credit card lines                                     2,445      1,554
    Commercial and similar letters of credit              3,779        565

  Commitments to extend credit, credit card lines, commercial and similar letters of credit include some exposure to credit loss in the event of nonperformance of the customer. The credit policies and procedures for such commitments are the same as those used for lending activities. Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred in 1994 or 1993, nor are any significant losses as a result of these transactions anticipated.


NOTE N - CONCENTRATIONS OF CREDIT

  Most of the loans, commitments and letters of credit of NBC and First State Bank have been granted to customers in their market areas. Generally, such customers are also depositors. Investments in state and municipal securities also involve governmental entities within the banks' market areas. The concentrations of credit by type of loan are set forth in Note E. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Letters of credit were granted primarily to commercial borrowers.


NOTE O - SUPPLEMENTAL CASH FLOW INFORMATION

                                              Years Ended December 31,
                                     _____________________________________
                                         1994         1993         1992
                                     ___________  ___________  ___________

  Cash paid during the year for:
    Interest                         $13,352,508  $11,557,582  $15,025,097
    Income taxes                       3,287,937    2,112,058    1,308,831

  Transactions related to the acquisition of First State Bank during the year ended December 31, 1994, were as follows:

    Fair value of assets acquired other than cash
      and cash equivalents                                     $59,421,478
    Liabilities assumed                                         57,238,445
                                                               ___________

    Cash paid in excess of cash and cash equivalents acquired  $ 2,183,033


NOTE P - FINANCIAL INSTRUMENTS

  Disclosures about financial instruments at December 31, 1994 and 1993, are presented, as required by FASB Statement No. 107. The Corporation and its subsidiaries are not holders of derivative financial instruments as defined by FASB Statement No. 119, nor are there any off-balance sheet risks associated with these types of instruments. The following information does not purport to represent the aggregate consolidated fair value of the Corporation.

  The carrying amounts presented are the amounts at which the financial instruments are reported in the consolidated financial statements.

  Cash and Cash Equivalents

  The balance sheets carrying amounts for cash and due from banks and short-term investments (interest-bearing deposits and federal funds sold) approximate the fair values of such assets. At December 31, 1994 and 1993, the carrying amount of cash and due from banks and short-term investments was $24,554,008 and $21,409,070, respectively.

  Securities

  The estimated fair value of securities is based on quoted market prices, if available. The estimated fair value is based on quoted market prices of comparable instruments, if quoted market prices are not available.

                                                                Estimated
                                                  Carrying        Fair
            Date                                   Amount         Value
    __________________                          ____________  ____________

    December 31, 1994                           $176,146,121  $176,254,325
                                                ============  ============
    December 31, 1993                           $165,045,011  $169,564,734
                                                ============  ============

  Loans

  For variable rate loans that reprice frequently and entail no significant changes in credit use, estimated fair values are based on the carrying amounts. The estimated fair value of all other loans is estimated based on discounted cash flow analysis using interest rates currently offered for loans with similar terms.

  The carrying amounts and estimated fair value of loans consisted of the following (in thousands):

                                 December 31, 1994     December 31, 1993
                               ____________________  ____________________
                                          Estimated             Estimated
                                Carrying    Fair     Carrying     Fair
                                 Amount     Value     Amount      Value
                               _________  _________  _________  _________

    Commercial, financial and
      agricultural             $  51,541  $  50,688  $  35,177  $  34,601
    Real estate -
      construction                12,372     12,121      2,777      2,729
    Real estate - mortgage       178,391    174,773    140,162    137,306
    Installment loans to
      individuals                 79,961     79,109     73,756     72,507
    Other                          5,297      5,084      5,654      5,535
                               _________  _________  _________  _________
                                 327,562    321,775    257,526    252,678
    Unearned interest             (4,031)    (3,988)    (5,597)    (5,580)
    Reserve for loan losses       (5,719)       -       (4,450)       -
                               _________  _________  _________  _________

      Net Loans                $ 317,812  $ 317,787  $ 247,479  $ 247,098
                               =========  =========  =========  =========

  Deposit Liabilities

  Fair values of demand deposits and savings accounts are defined by FASB Statement No. 107 as the amounts payable. The fair value of fixed rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered. The carrying amount of variable rate certificates of deposit approximates their fair value at the reporting date.

                         December 31, 1994           December 31, 1994
                    __________________________  __________________________
                      Carrying     Estimated      Carrying     Estimated
                       Amount      Fair Value      Amount      Fair Value
                    ____________  ____________  ____________  ____________

    Noninterest-
      bearing
      demand        $ 67,460,056  $ 67,460,056  $ 54,086,572  $ 54,086,572
    Interest-
      bearing
      demand          71,609,998    71,609,998    58,558,724    58,558,724
    Savings and
      money market
      accounts        96,914,386    96,914,386    79,460,428    79,460,428
    Time deposits    219,776,868   217,921,072   191,378,429   190,042,656
                    ____________  ____________  ____________  ____________

                    $455,761,308  $453,905,512  $383,484,153  $382,148,380
                    ============  ============  ============  ============

  FASB Statement No. 107 prohibits adjustment for any value derived from the expected retention of deposits for a future time period. That value, often referred to as a core deposit intangible, is neither included in the fair value amounts nor recorded as an intangible asset in the consolidated balance sheets.

  Borrowed Funds

  The carrying amounts of federal funds purchased and other short-term borrowings approximate their fair value. At December 31, 1994 and 1993, the carrying amounts were $19,273,792 and $2,500,000, respectively.

  The fair values of long-term borrowings are estimated using discounted cash flow analysis, based upon NBC's current incremental borrowing rates for similar types of borrowing arrangements.

                            December 31, 1994         December 31, 1993
                        ________________________  ________________________
                          Carrying    Estimated    Carrying     Estimated
        Payable To         Amount     Fair Value    Amount      Fair Value
    __________________  ___________  ___________  ___________  ___________

    Federal Home Loan
     Bank               $10,885,771  $10,448,108  $12,131,632  $12,046,218
                        ===========  ===========  ===========  ===========

  Off-Balance Sheet Financial Instruments

  Off-balance sheet financial instruments consist of commitments to extend credits, letters of credit, credit card lines, etc. Generally, these instruments have a term of thirty days to one year. Management is of the opinion the estimated fair value is not significantly different than the contractual or notational amounts. At December 31, 1994 and 1993, these instruments totaled $50,043,000 and $30,645,000, respectively.


NOTE Q - CONDENSED PARENT COMPANY STATEMENTS

  Balance sheets as of December 31, 1994 and 1993, and statements of income and cash flows for the years ended December 31, 1994, 1993 and 1992, of NBC Capital Corporation (parent company only) are presented below:

                                BALANCE SHEETS
                                                      1994        1993
                                                  ___________  ____________
      Assets

   Cash                                           $   132,136  $     55,581
   Investment in bank subsidiaries                 51,626,516    49,797,234
   Other assets                                     2,150,250        43,928
                                                  ___________  ____________

                                                  $53,908,902  $49,896,743
                                                  ===========  ===========
      Liabilities and Stockholders' Equity

   Other liabilities                              $ 2,254,341  $   136,848
   Stockholders' equity                            51,654,561   49,759,895
                                                  ___________  ___________

                                                  $53,908,902  $49,896,743
                                                  ===========  ===========


                             STATEMENTS OF INCOME

                                             Years Ended December 31,
                                     _____________________________________
                                         1994         1993         1992
                                     ___________  ___________  ___________

    Income
     Dividends from NBC              $11,706,226  $ 2,099,552  $ 2,110,729

    Expense                               74,053       27,489      132,138
                                     ___________  ___________  ___________

    Income before income taxes and
      equity in undistributed
      earnings of subsidiaries        11,632,173    2,072,063    1,978,591
    Income tax benefit                    25,178        9,346       44,928
                                     ___________  ___________  ___________
    Income before equity in
      undistributed earnings
      of subsidiary                   11,657,351    2,081,409    2,023,519
    Equity in earnings in excess
      of dividends                           -      4,259,038    3,726,552
    Equity in dividends in excess
      of earnings                     (4,519,109)         -            -
                                     ___________  ___________  ___________

    Net income                       $ 7,138,242  $ 6,340,447  $ 5,750,071
                                     ===========  ===========  ===========


                           STATEMENTS OF CASH FLOWS

                                             Years Ended December 31,
                                     _____________________________________
                                         1994         1993         1992
                                     ___________  ___________  ___________

    Cash Flows From Operating
      Activities:
        Net income                   $ 7,138,242  $ 6,340,447  $ 5,750,071
    Equity in subsidiaries earnings
        in excess of dividends               -     (4,259,038)  (3,726,552)
    Equity in subsidiaries
      dividends received in excess
      of earnings                      2,455,109          -            -
    Net decrease in other assets
      and other liabilities               11,171       39,033    1,348,762
                                     ___________  ___________  ___________

    Net cash provided by operating
      activities                       9,604,522    2,120,442    3,372,281
                                     ___________  ___________  ___________
    Cash Flows Used in Investing
      Activities:
        Investment in First State
          Bank of Tuscaloosa          (9,131,967)         -            -
                                     ___________  ___________  ___________

    Cash Flows From Financing
      Activities:
        Dividends paid on common
          stock                      $  (396,000) $(2,099,552) $(3,377,166)
    Sale of fractional shares                -          2,133          -
                                     ___________  ___________  ___________
    Net cash used in financing
      activities                        (396,000)  (2,097,419)  (3,377,166)
                                     ___________  ___________  ___________
    Net increase (decrease) in
      cash and cash equivalents           76,555       23,023       (4,885)
    Cash and cash equivalents at
      beginning of year                   55,581       32,558       37,443
                                     ___________  ___________  ___________

    Cash and cash equivalents at
      end of year                    $   132,136  $    55,581  $    32,558
                                     ===========  ===========  ===========