Form 10-K, Exhibit 13
period 1995-12-31
NBC CAPITAL CORP
filed 1996-03-27
CIK 742054

EXHIBIT 13.a.

                            MARKET INFORMATION


Common Stock

 The Company's common stock is traded primarily in Monroe, Lowndes, Clay, Oktibbeha, Neshoba, and Noxubee Counties in Mississippi and Tuscaloosa County in Alabama. Market prices are the estimates of management based on transactions of which they had knowledge. Quarterly high and low sale prices are not available; however, the approximate ranges in which the stock traded were between $61.00 and $73.00 during 1994 and $71.50 and $81.00 during 1995. Dividends were declared semi-annually in June and December of each of the years reported.



                               EXHIBIT 13.b.

                          SELECTED FINANCIAL DATA


                                    Years Ended December 31,
               ________________________________________________________________
                    1995         1994         1993        1992         1991
               ____________ ____________ ____________ ____________ ____________
INCOME DATA
Interest and
 fees on
 loans         $ 30,730,631 $ 25,216,740 $ 19,097,106 $ 18,816,616 $ 22,074,827

Interest and
 dividends on
 investment
 securities      11,072,491   10,338,962   11,036,898   13,346,320   14,142,167

Other interest
 income             446,455      257,671      143,759      132,378      452,276
               ____________ ____________ ____________ ____________ ____________
  Total
   interest
   income        42,249,577   35,813,373   30,277,763   32,295,314   36,669,270

Interest
 expense         18,684,733   13,545,475   11,540,090   13,882,619   20,244,741
               ____________ ____________ ____________ ____________ ____________
 Net interest
  income         23,564,844   22,267,898   18,737,673   18,412,695   16,424,529
Provision for
 loan losses      1,165,000    1,234,024    1,634,960    2,028,689    1,610,863
               ____________ ____________ ____________ ____________ ____________
 Net interest
  income
  after
  provision
  for loan
  losses         22,399,844   21,033,874   17,102,713   16,384,006   14,813,666
               ____________ ____________ ____________ ____________ ____________
Service
 charges on
 deposit
 accounts         3,382,570    3,329,928    2,606,042    2,616,082    2,616,933
Other income      2,480,667    2,394,711    2,756,746    2,648,656    1,939,655
               ____________ ____________ ____________ ____________ ____________
 Total
  noninterest
  income          5,863,237    5,724,639    5,362,788    5,264,738    4,556,588
               ____________ ____________ ____________ ____________ ____________
Salaries and
 employee
 benefits        10,278,758    9,608,105    8,404,911    7,755,953    7,023,512

Occupancy and
 equipment
 expense          2,467,351    2,237,060    1,836,524    1,829,379    1,739,552
Other
 expenses         5,278,434    5,428,709    4,469,271    4,702,472    4,104,497
               ____________ ____________ ____________ ____________ ____________
 Total non-
  interest
  expense        18,024,543   17,273,874   14,710,706   14,287,804   12,867,561
               ____________ ____________ ____________ ____________ ____________

Income before
 income taxes
 and
 cumulative
 effect of
 a change in
 accounting
 principle       10,238,538    9,484,639    7,754,795    7,360,940    6,502,693
Income taxes      2,430,643    2,346,397    1,588,508    1,610,869    1,331,232
Cumulative
 effect
 (benefit)
 of change
 in
 accounting
 principle                          -        (174,160)        -            -
               ____________ ____________ ____________ ____________ ____________

Net Income     $  7,807,895 $  7,138,242 $  6,340,447 $  5,750,071 $  5,171,461
               ============ ============ ============ ============ ============

PER SHARE
DATA (1)
Net income            $6.51        $5.95        $5.28        $4.79        $4.31
Dividends              2.40         2.05         1.75         1.76         1.31

FINANCIAL
DATA
Shares
 outstanding      1,200,000    1,200,000    1,200,000    1,082,425    1,082,425
Total assets   $576,215,391 $545,404,537 $452,356,731 $444,406,921 $437,860,541
Net loans      $341,998,215 $317,812,315 $247,479,066 $223,768,751 $215,875,112
Total
 deposits      $496,783,232 $455,761,308 $383,484,153 $379,949,418 $387,299,507
Total
 stockholders'
 equity        $ 60,272,268 $ 51,654,561 $ 49,759,895 $ 45,516,867 $ 41,877,525


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

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Total assets of the company have increased 58.6% over the past five years. The 20.6% growth in 1994 reflects the company's acquisition of First State Bank in Tuscaloosa, Alabama. The 5.6% asset growth in 1995 is somewhat misleading considering the $17.8 million federal funds which were purchased at the end of 1994 to accommodate large purchases of municipal securities. These federal fund purchases tended to inflate the company's balance sheet for a brief period at the end of 1994, thus causing 1995's asset growth percentage to be somewhat misleading. The modest levels of asset growth in 1992 and 1993 may be attributed to generally low levels of interest rates which tended to reduce balance sheet gains. With the exception of 1992, the company has experienced solid loan growth. The lower level of loan growth in 1992 reflects the reduced level of economic activity that existed in the company's markets throughout most of that year. Excluding 1991 loan losses from the acquired Bank of Philadelphia portfolio, loan losses have been low. Net charge-offs for 1995 and 1994 respectively were .14% of net loans outstanding in each year.

   Deposits have increased 56.8% over the past five years.  The
18.9% increase in deposits during 1994 is also attributable to the First State Bank of Tuscaloosa acquisition. Deposit growth was essentially stagnant during the 1991-93 period as the generally low level of interest rates and increased non-bank competition for deposits made deposit increases hard to attain. Also, during the 1991-93 period, management employed a strategy of bidding less competitively for volatile public fund deposits which created a decline, particularly in 1992, in this deposit source. Management has always been committed to attracting deposits at an interest cost which would assure the maintenance of proper interest margins for the company. Management has also felt that it could improve profits by allowing loans to grow at a faster pace than deposits. This practice was modified somewhat during 1995 as loans reached a more optimum level relative to outstanding deposits.

   Shareholders' equity, particularly as it relates to assets, has represented a consistent strength of the company throughout the years noted in the summary data. Shareholders' equity has increased 57.5% over the past five years. Shareholders' equity in 1994 reflected unrealized losses on "Available for Sale Securities" of $2,783,576 and unrealized gains on "Available for Sale Securities" of $906,236 in 1995, as required to be reported under FASB 115.

   Net income has maintained consistent growth in each of the five years reported. Earnings have increased 73.0% over the past five years. Earnings increases were 10.3% in 1993, 12.6% in 1994, and 9.4% in 1995. Return on average assets (ROA), a primary measure of earnings strength, has exceeded 1.2% in each of the years noted. ROA has been 1.4% in 1993, 1994 and 1995. Earnings per share have also grown in each of the past five years, increasing from $4.31 in 1991 to $6.51 in 1995. Regular cash dividends have been increased in each of the five years outlined in the summary.

   Special cash dividends of $.25 and $.15 per share in 1992 and 1995 respectively were paid in recognition of the company's strong earnings and equity positions. Also, a 10.86% stock dividend was declared in September 1993. Per share data in the accompanying five year summary has been adjusted to reflect retroactively the 10.86% 1993 stock dividend.

   Net interest income (NII), the primary source of earnings for the company, has increased in each of the five years in the summary. This income component represents income generated from earning assets less the interest expense of funding those assets. NII increased 18.8% in 1994 and 5.8% in 1995. The reduced increase in 1995 is attributable to the company's being less aggressive in passing reduced asset yields onto the deposit side of the balance sheet since these deposits were needed to fund increasing loan demand. Changes in NII can be divided into two components, the change in average earning assets (volume component) and the change in the net interest margin (rate component). During 1995, average earning assets increased $35.5 million or 7.4%. Net interest margin for the year decreased to 4.57% from 4.61% in 1994.


   As can be determined from these components of change, 1995's improvement in NII resulted exclusively from an increase in average earning assets. Net interest margin represents the difference between yields on earning assets and rates paid on interest bearing liabilities. Although rates paid on deposits declined during 1995, yields on earning assets declined at a slightly greater amount, thus reducing net interest margin. As noted, the growth of the company's loan portfolio during 1995 represented the key earning asset increase which allowed for an increase in net interest income for the year.

   The company has also maintained a consistent and disciplined asset/liability management policy during each of the years noted in the summary. This policy focuses on interest rate risk and rate sensitivity. The primary objective of rate sensitivity management is to maintain interest income growth while reducing exposure to adverse fluctuations in rates. The company utilizes an Asset/Liability Management Committee which evaluates and analyzes the company's pricing, maturities, growth, and balance sheet mix strategies in an effort to make informed decisions that will increase income and limit interest rate risk. The committee uses simulation modeling as a guide for its decision-making. Modeling techniques are also utilized to forecast changes in net income and the economic value of equity under assumed fluctuations in interest rate levels.

   Due to the potential volatility of interest rates, NBC's goal is to stabilize the net interest margin by maintaining a neutral rate sensitive position. At year-end 1995, the company's balance sheet reflected $19.0 million more in rate sensitive liabilities than assets that were scheduled to reprice within one year. This represents 3.8% of total assets which would be considered an essentially neutral rate sensitive position. Although management feels that rates are likely to move slightly lower during the first half of 1996 before leveling out, this neutral position would appear to place the company in a low interest rate risk posture. We have never believed that speculation on the change of interest rate levels warranted moving the company from a neutral position in its rate sensitive asset/liability relationships. Although earnings could be enhanced if predictions are correct, they also could be put at significant risk if a neutral position is deliberately avoided and interest rates move against predictions.

   The company's Provision for Loan and Lease Losses is utilized to replenish its Reserve for Loan and Lease Losses on its balance sheet. The reserve is maintained at a level deemed adequate by the Board of Directors after evaluation of the risk exposure contained in the company's loan portfolio. The reserve amount maintained is deemed entirely adequate to cover exposure within the company's loan portfolio. The reserve has increased 201.8% over the past five years or from 1.19% of net loans in 1990 to 1.8% in 1995.

   Non-interest income and non-interest expense totals each reflect the impact of the acquisitions of the Bank of Philadelphia in 1991 and First State Bank of Tuscaloosa in 1994. Non-interest income includes various service charges, fees, and commissions collected by the company; non-interest expense represents ordinary overhead expenses to include salaries, bonuses, and benefits. The 1994 non-interest expense total includes $641,786 in expenses attributable to the amortization of good will associated with the First State Bank acquisition and intentional bond losses taken in December 1994 to free up a portion of the portfolio to reinvest at higher available yields. Non-interest expense in 1995 increased 4.3% with new personnel adding to salary and benefit costs; reductions in BIF (Bank Insurance Fund) premiums reduced the expense. Finally, it is noted that the company maintains a formal salary administration program which considers extensive comparative salary data and other indexes supplied by a leading outside consulting firm. This data is utilized to assure that salaries are in line and
competitive to comparable jobs in the marketplace.   Incentive bonuses
were expensed in each of the years noted and are paid to company employees based on the attainment of predetermined profit goals.

   Growth in the company's income tax expense generally parallels income gains. High quality, tax free municipal bonds are added to the portfolio as deemed prudent in an effort to minimize tax liabilities. Large purchases of municipal securities in December 1994 and January 1995 assisted in reducing the company's effective tax rate. However, the ability to significantly reduce income tax expenses through this investment choice is limited by the Alternative Minimum Tax Provision and the company's normal liquidity and balance sheet structure requirements. The company received a $174,160 tax benefit in 1993 resulting from a change in accounting principles regarding deferred income taxes. The company's effective tax rate was 24.7% in 1994 and 23.7% in 1995.

LIQUIDITY, ASSET/LIABILITY MANAGEMENT

   Liquidity may be defined as the ability of the company to meet cash flow requirements created by decreases in deposits and/or other sources of funds or increases in loan demand. The company has experienced no problem with liquidity over any of the years noted and anticipates that all liquidity requirements will be met comfortably in the foreseeable future. The company's traditional sources of funds from deposit increases, maturing loans and investments, and earnings have allowed it to consistently generate sufficient funds for liquidity needs. It is pointed out that the company experienced fewer periods of excess liquidity during 1995 as loan volume continued to grow, and the company's loan/deposit ratio reached its desired 70% level. The company has utilized the Federal Home Loan Bank as a source of funding for fixed rate, term loan commitments. At the end of 1995 the company had outstanding to the Federal Home Loan Bank $9.6 million which is scheduled to mature over the next 3-5 years. The company expects normal loan and other cash flows to allow it to retire these funding lines with no adverse effect on liquidity.

   As mentioned previously, the company maintains a strict asset/liability management policy. The adherence to such a policy has an obvious material effect on the structure of the company's balance sheet, and, to a degree, on its liquidity positions.

CAPITAL

   Retained earnings have served as the company's exclusive source of capital growth over the five years noted in the financial summary. Shareholders' equity, as stated previously, has grown consistently over this period and relates most favorably to the company's assets.

   Current regulatory requirements call for a basic leverage ratio of 5.0% for a bank to be considered as "well capitalized." At the end of 1995, NBC maintained a 9.91% leverage ratio which obviously allowed it to significantly exceed the ratio required for a "well capitalized" institution.

   As an additional means of comparison, it is noted that regulatory authorities have become increasingly interested in evaluating a financial institution's capital against its assets which have been risk weighted (high risk assets would require a higher capital allotment, lower risk assets a lower capital allotment). In this context, a "well capitalized" bank is required to have a Tier 1 risk based capital ratio (excludes reserve for loan losses) of 6.0% and a total risk based capital ratio (includes reserve for loan losses) of 10.0%. At the end of 1995, the company had a Tier 1 ratio of 15.4% and a total risk based capital ratio of 16.6%, once again placing the company well above the level required for a "well capitalized" institution.

   The company's capital position obviously exceeds regulatory requirements, even for "well capitalized" institutions. As noted previously, equity capital for the company has increased 57.5% since 1990 to a level of $60,272,268. Management considers this level of capital to be entirely sufficient to support the needs of the company.


                                  EXHIBIT 13.d.

                      CONSOLIDATED FINANCIAL STATEMENTS




                           NBC CAPITAL CORPORATION

                      CONSOLIDATED FINANCIAL STATEMENTS

                                     AND

              INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

                         DECEMBER 31, 1995 AND 1994
                                  REPORT OF
                   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
NBC Capital Corporation


We have audited the accompanying consolidated balance sheets of NBC Capital Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of NBC Capital Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



T. E. Lott & Company
Columbus, Mississippi
January 17, 1996


                            NBC CAPITAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1994


      ASSETS                                    1995         1994
                                           ____________  ____________

Cash and due from banks                    $ 23,992,273  $ 21,678,520
Interest-bearing deposits with banks            800,843       375,488
Federal funds sold                            3,600,000     2,500,000
Securities (Note D)                         179,343,452   176,146,121
Loans, net of reserve for loan losses of
  $6,419,570 in 1995 and $5,719,110 in
  1994 (Note E)                             341,998,215   317,812,315
Interest receivable                           5,519,350     4,490,010
Premises and equipment (Note F)              12,660,850    12,404,886
Other real estate                               117,500       667,487
Intangible assets (Note C)                    2,806,519     2,992,364
Other assets                                  5,376,389     6,337,346
                                           ____________  ____________

                                           $576,215,391  $545,404,537
                                           ============  ============

      LIABILITIES AND
      STOCKHOLDERS' EQUITY

Liabilities:
  Noninterest-bearing deposits             $ 70,360,220  $ 67,460,056
  Interest-bearing deposits, $100,000
    or more                                  67,526,490    57,058,634
  Other interest-bearing deposits           358,896,522   331,242,618
                                           ____________  ____________
    Total deposits                          496,783,232   455,761,308
  Interest payable                            2,346,144     1,671,377
  Borrowed funds (Note G)                    10,025,939    30,159,563
  Other liabilities                           6,787,808     6,157,728
                                           ____________  ____________
    Total liabilities                       515,943,123   493,749,976
                                           ____________  ____________

Commitments and contingent liabilities
  (Note L)
Stockholders' equity (Note K):
  Common stock - $1 par value,
    authorized 3,000,000 shares, issued
    and outstanding 1,200,000 shares          1,200,000     1,200,000
  Surplus                                    33,002,133    33,002,133
  Undivided profits                          25,163,899    20,236,004
  Net unrealized gain (loss) on
    available-for-sale securities,
    net of tax of $468,360 in 1995
    and $1,432,067 in 1994                      906,236    (2,783,576)
                                           ____________  ____________
                                             60,272,268    51,654,561

                                           ____________  ____________

                                           $576,215,391  $545,404,537
                                           ============  ============

The accompanying notes are an integral part of these statements.


                            NBC CAPITAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                   1995         1994         1993
                               ___________  ___________  ___________
INTEREST INCOME
Interest and fees on loans     $30,730,631  $25,216,740  $19,097,106
Interest and dividends on
  securities:
    Taxable interest and
      dividends                  7,232,827    7,231,495    8,098,995
    Tax-exempt interest          3,839,664    3,107,467    2,937,903
Other                              446,455      257,671      143,759
                               ___________  ___________  ___________
                                42,249,577   35,813,373   30,277,763
                               ___________  ___________  ___________
INTEREST EXPENSE
Interest on time deposits of
  $100,000 or more               3,418,128    2,366,527    2,035,334
Interest on other deposits      14,488,121   10,380,965    8,830,175
Interest on borrowed funds         778,484      797,983      674,581
                               ___________  ___________  ___________
                                18,684,733   13,545,475   11,540,090
                               ___________  ___________  ___________
Net interest income             23,564,844   22,267,898   18,737,673
Provision for loan losses
  (Note E)                       1,165,000    1,234,024    1,634,960
                               ___________  ___________  ___________
  Net interest income after
    provision for loan losses   22,399,844   21,033,874   17,102,713
                               ___________  ___________  ___________
OTHER INCOME
Service charges on deposit
  accounts                       3,382,570    3,329,928    2,606,042
Other service charges and
  fees                           1,663,310    1,597,220    1,602,936
Trust Department income            846,296      751,079      703,184
Securities (losses) gains,
  net                             (185,523)    (155,887)      21,511
Other                              156,584      202,299      429,115
                               ___________  ___________  ___________
                                 5,863,237    5,724,639    5,362,788
                               ___________  ___________  ___________
OTHER EXPENSE
Salaries                         8,428,133    7,851,474    6,860,580
Employee benefits (Note I)       1,850,625    1,756,631    1,544,331
Net occupancy expense            1,380,148    1,322,977    1,104,930
Furniture and equipment
  expense                        1,087,203      914,083      731,594
Deposit insurance premiums         525,744      991,642      857,275
Other                            4,752,690    4,437,067    3,611,996
                               ___________  ___________  ___________
                                18,024,543   17,273,874   14,710,706
                               ___________  ___________  ___________
Income before income taxes
  and the cumulative effect
  of a change in accounting
  principle                     10,238,538    9,484,639    7,754,795
Income taxes (Note H)            2,430,643    2,346,397    1,588,508
                               ___________  ___________  ___________
Income before the cumulative
  effect of a change in
  accounting principle           7,807,895    7,138,242    6,166,287
Cumulative effect (benefit)
  of a change in accounting
  for income taxes (Note B)           -            -        (174,160)
                               ___________  ___________  ___________

Net income                     $ 7,807,895  $ 7,138,242  $ 6,340,447
                               ===========  ===========  ===========
Per common share amounts:
  Net income before
    cumulative effect of
    accounting change          $      6.51  $      5.95  $      5.13
  Cumulative effect of
    accounting change                  -            -            .15
                               ___________  ___________  ___________

Net income                     $      6.51  $      5.95  $      5.28
                               ===========  ===========  ===========

The accompanying notes are an integral part of these statements.


                             NBC CAPITAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                       Net
                                                   Unrealized
                                                   Gain (Loss)
                                                       On
                                                   Available-
               Common                  Undivided    For-Sale
               Stock       Surplus      Profits    Securities      Total
            ___________  ___________  ___________  ___________  ___________

Balance,
 January 1,
 1993        $1,082,425  $33,000,000  $11,434,442  $       -    $45,516,867
Net income
 for 1993          -            -       6,340,447          -      6,340,447
Stock
 dividend -
 117,575
 shares of
 common
 stock          117,575         -        (117,575)         -           -
Cash
 dividends
 declared,
 $1.75 per
 share             -            -      (2,099,552)         -     (2,099,552)
Sale of
 fractional
 shares            -           2,133         -             -          2,133
             __________  ___________  ___________  ___________  ___________
Balance,
 December
 31, 1993     1,200,000   33,002,133   15,557,762          -     49,759,895
Cumulative
 effect of
 change in
 accounting
 for
 securities
 (Note B)          -            -            -       2,066,307    2,066,307
Net income
 for 1994          -            -       7,138,242         -       7,138,242
Cash
 dividends
 declared,
 $2.05 per
 share             -            -      (2,460,000)        -      (2,460,000)
Net change
 in
 unrealized
 gain (loss)
 on
 available-
 for-sale
 securi-
 ties, net
 of tax            -            -           -       (4,849,883)  (4,849,883)
             __________  ___________  ___________  ___________  ___________

Balance,
 December
 31, 1994     1,200,000   33,002,133   20,236,004   (2,783,576)  51,654,561
Net income
 for 1995          -            -       7,807,895         -       7,807,895
Cash
 dividends
 declared,
 $2.40 per
 share             -            -      (2,880,000)        -      (2,880,000)
Net change
 in
 unrealized
 gain (loss)
 on
 available-
 for-sale
 securities,
 net of tax        -            -            -       3,689,812    3,689,812
             __________  ___________  ___________  ___________  ___________
Balance,
 December
 31, 1995    $1,200,000  $33,002,133  $25,163,899  $   906,236  $60,272,268
             ==========  ===========  ===========  ===========  ===========

The accompanying notes are an integral part of these statements.



                            NBC CAPITAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993




                                     1995         1994         1993
                                 ___________  ___________  ___________
CASH FLOWS FROM OPERATING
ACTIVITIES
Net income                       $ 7,807,895  $ 7,138,242  $ 6,340,447
Adjustments to reconcile net
  income to net cash:
    Cumulative effect of
      accounting change                 -            -        (174,160)
    Depreciation and
      amortization                 1,376,515    1,276,023      859,972
    Deferred income taxes
      (credits)                     (189,616)    (286,884)    (567,772)
    Provision for loan losses      1,165,000    1,234,024    1,634,960
    FHLB stock dividend             (111,000)     (76,900)     (54,400)
    Losses (gains) on sale of
      securities                     185,523      155,887      (21,511)
    Deferred credits                (105,214)     (47,919)     (19,524)
    (Increase) decrease in
      interest receivable         (1,029,340)    (622,506)      78,888
    Increase in other assets        (348,734)    (216,860)  (1,199,642)
    Increase (decrease) in
      interest payable               674,767      192,967      (17,492)
    Increase in other
      liabilities                    210,552       26,387      116,517
                                 ___________  ___________  ___________
    Net cash provided by
      operating activities         9,636,348    8,772,461    6,976,283
                                 ___________  ___________  ___________

CASH FLOWS FROM INVESTING
ACTIVITIES
Cash paid in excess of cash
  and cash equivalents of
  acquired bank                         -      (2,183,033)        -
Purchases of available-for-sale
 securities                      (38,095,497) (60,225,100)        -
Proceeds from sales of
  available-for-sale securities   11,451,366   21,990,387         -
Proceeds from maturities and
  calls of available-for-sale
  securities                      30,728,981   57,044,849         -
Purchases of securities to be
  held-to-maturity                (1,746,435) (21,904,571)        -
Proceeds from maturities and
  calls of held-to-maturity
  securities                          24,580         -            -
Proceeds from maturities and
  calls of securities                   -            -      26,571,575
Proceeds from sale of
  securities                            -            -      40,648,869
Purchases of securities                 -            -     (47,599,881)
Increase in loans                (25,245,686) (30,830,314) (25,325,751)
Additions to premises and
  equipment                       (1,318,849)    (801,146)  (1,668,821)
                                 ___________  ___________  ___________
Net cash used in investing
  activities                     (24,201,540) (36,908,928)  (7,374,009)
                                 ___________  ___________  ___________
CASH FLOWS FROM FINANCING
ACTIVITIES
Increase in deposits              41,021,924   17,149,474    3,534,735
Sale of fractional shares               -            -           2,133
Dividends paid on common stock    (2,484,000)    (396,000)  (2,099,552)
Net increase (decrease) in
  borrowed funds                 (20,133,624)  14,527,931      131,632
                                 ___________  ___________  ___________
Net cash provided by financing
  activities                      18,404,300   31,281,405    1,568,948
                                 ___________  ___________  ___________
Net increase in cash and cash
  equivalents                      3,839,108    3,144,938    1,171,222
Cash and cash equivalents at
  beginning of year               24,554,008   21,409,070   20,237,848
                                 ___________  ___________  ___________

Cash and cash equivalents at
  end of year                    $28,393,116  $24,554,008  $21,409,070
                                 ===========  ===========  ===========

The accompanying notes are an integral part of these statements.



                            NBC CAPITAL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994



NOTE A - SUMMARY OF ACCOUNTING POLICIES

   NBC Capital Corporation (the "Corporation"), and its subsidiaries, follow generally accepted accounting principles, including, where applicable, general practices within the banking industry.

   1. Basis of Presentation

   The consolidated financial statements include the accounts of the Corporation and the following:

      National Bank of Commerce of Mississippi (NBC), a wholly-owned subsidiary of the Corporation,

      NBC Service Corporation, a wholly-owned subsidiary of NBC,

      Philadelphia Finance Corporation, a wholly-owned subsidiary of NBC, and

      Commerce National Insurance Company, a 79%-owned subsidiary of NBC Service Corporation.

   Beginning with the year 1994, the consolidated statements also include the accounts of the Corporation's 99.2% owned subsidiary, First State Bank of Tuscaloosa (First State Bank).

   Significant intercompany accounts and transactions have been eliminated.

   The financial institution subsidiaries (NBC and First State Bank) account for approximately 99% of the assets included in the consolidated financial statements.

   2.  Nature of Operations

   The Corporation is a multi-bank holding company. Its primary asset is its investment in its subsidiary banks. NBC and First State Bank provide full banking services, including trust services. NBC operates under a national bank charter and is subject to regulation of the Office of the Comptroller of the Currency. The area served by NBC is the North Central region of Mississippi with locations in nine communities. First State Bank is a state chartered bank and is subject to regulation of the Federal Deposit Insurance Corporation and the State of Alabama. First State Bank serves the Tuscaloosa, Alabama area. The primary asset of NBC Service Corporation is its investment in Commerce National Insurance Company, a life insurance company. Philadelphia Finance Corporation is a finance company with an office located in Philadelphia, Mississippi.

   3. Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   4.  Securities

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


   Trading Account Securities

   Trading account securities are those securities which are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 1995 and 1994.


   5. Loans

   Loans are carried at the principal amount outstanding, net of unearned interest. Interest income on installment loans is recognized using a method which approximates the interest method. Interest income on all other loans is recognized based on the principal balance outstanding and the stated rate of the loan.

   Loans are generally placed on a nonaccrual status when principal or interest is past due ninety days, or when specifically determined to be impaired. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on nonaccrual loans are used to reduce principal rather than recorded as interest income.

   Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

   6. Reserve for Loan Losses

   For financial reporting purposes, the provision for loan losses charged to operations is based upon management's estimations of the amount necessary to maintain the reserve at an adequate level, considering past loan loss experience, current economic conditions, credit reviews of the loan portfolio, changes in the size and character of the loan portfolio and other factors warranting consideration. Reserves for any impaired loans are generally determined based on collateral values. Loans are charged against the reserve for loan losses when management believes that the collectibility of the principal is unlikely. The reserve is maintained at a level believed adequate by management to absorb potential loan losses.

   7. Premises and Equipment

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

   8. Other Real Estate

   Other real estate consists of properties acquired through foreclosure and is recorded at the lower of cost or current appraisal less estimated costs to sell. Any write-down from the cost to fair value required at the time of foreclosure is charged to the reserve for loan losses. Subsequent gains or losses on other real estate are reported in other operating income or expenses.

   9. Intangible Assets

   Intangible assets consisting principally of goodwill associated with the acquisition of First State Bank are being amortized to expense using the straight-line method over a fifteen year period. Amortization expense was $185,845 and $182,625 for 1995 and 1994, respectively.

   10. Income Taxes

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

   11.  Trust Assets

   Assets of the Trust Department, other than cash on deposit, are not included in the accompanying balance sheets, since such items are not assets of the bank.

   12.  Employee Benefits

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

   Employees of NBC and First State Bank participate in a nonleveraged Employee Stock Option Plan (ESOP) through which common stock of the Corporation is purchased at its market price for the benefit of employees. Contributions are made at the discretion of the Board of Directors and are expensed in the applicable year. The ESOP is accounted for in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans."

   NBC makes available a deferred income plan to certain employees and directors. Costs are accrued and charged to expense in amounts sufficient to equal the present value of benefits due at the participant's full eligibility date.

   The Corporation provides an employee stock benefit plan whereby 2,109 shares of the Corporation's stock have been assigned for the benefit of certain key employees. Under the terms of the plan, retirement or similar payments will be equal to the fair market value of the stock plus all cash dividends paid since the adoption of the agreement. Compensation expense was recorded at the establishment date based on the market value of the stock. The difference between any increase or decrease in the value of the stock is recorded annually as an adjustment to salaries.

   13. Cash Flows

   For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for a one-day period.

   14. Per Share Data

   The computation of per share data is based on 1,200,000 shares outstanding during each year adjusted retroactively for stock dividends.

   15. Off-Balance Sheet Financial Instruments

   In the ordinary course of business, the financial institution subsidiaries enter into off-balance sheet financial instruments consisting of commitments to extend credit, credit card lines, commercial and similar letters of credit and commitments to purchase securities. Such financial instruments are recorded in the financial statements when they are exercised.


NOTE B - ACCOUNTING CHANGE

  Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was adopted by the Corporation and its subsidiaries for the year beginning January 1, 1994. The Statement requires that investments in securities be classified into three categories: held-to-maturity, trading, and available-for-sale. Net unrealized gains and losses, net of tax, on available-for-sale securities are reported as a separate component of stockholders' equity, whereas unrealized gains and losses on trading securities are included in income. As a result of adopting the Statement, available-for-sale securities are reported at their estimated fair value, and the resulting unrealized gain or loss, net of tax, is included in stockholders' equity. The cumulative effect on stockholders' equity at January 1, 1994, of the accounting change was an increase of $2,066,307, net of the related deferred income taxes.

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

  The acquisition has been accounted for as a purchase, and the results of operations of First State Bank since January 1, 1994, are included in the consolidated financial statements. Unaudited pro forma consolidated results of operations for the year ended
  December 31, 1993, as though First State Bank had been acquired on January 1, 1993, follow:

                                                           1993
                                                       ___________

    Interest and other income                          $40,456,364
    Net income                                           6,742,340
    Net income per common share                              $5.62




NOTE D - SECURITIES


  Securities at December 31, 1995 and 1994, consisted of available-for-sale securities with a carrying amount of $147,270,286 and $145,794,809, respectively, and securities to be held-to-maturity with a carrying amount of $32,073,166 and $30,351,312, respectively. The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of these securities are as follows:


                                       December 31, 1995
                       __________________________________________________

                                        Gross      Gross
                         Amortized   Unrealized  Unrealized   Estimated
                            Cost        Gains      Losses     Fair Value
                       ____________  __________  __________  ____________

  Available-for-sale
   securities:
    U. S. Treasury
     securities        $ 25,732,454  $  334,508  $   27,708  $ 26,039,254
    Obligations of
     other U. S.
     Government
     agencies            25,412,659     539,807     110,237    25,842,229
    Obligations of
     states and
     municipal
     subdivisions        34,500,845     508,672     132,450    34,877,067
    Mortgage-backed
     securities          55,151,360     588,052     281,815    55,457,597
    Equity securities     3,258,000        -           -        3,258,000
    Other securities      1,842,219      19,103      65,183     1,796,139
                       ____________  __________  __________  ____________

                       $145,897,537  $1,990,142  $  617,393  $147,270,286
                       ============  ==========  ==========  ============

  Held-to-maturity
   securities:
    Obligations of
     states and
     municipal
     subdivisions      $ 32,073,166  $3,160,999  $     -     $ 35,234,165
                       ============  ==========  ==========  ============


                                       December 31, 1994
                       __________________________________________________

                                        Gross      Gross
                         Amortized   Unrealized  Unrealized   Estimated
                            Cost        Gains      Losses     Fair Value
                       ____________  __________  __________  ____________

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
                       ============  ==========  ==========  ============

                                         Gross        Gross
                        Amortized     Unrealized    Unrealized   Estimated
                           Cost          Gains        Losses     Fair Value
                       ____________  ____________  ___________  ___________
   Held-to-maturity
    securities:
     Obligations of
       states and
       municipal
       subdivisions    $ 30,351,312  $    326,253  $   218,049  $30,459,516
                       ============  ============  ===========  ===========

  The scheduled maturities of securities available-for-sale and securities to be held-to-maturity are as follows:

                                         December 31, 1995
                       ____________________________________________________
                            Available-for-Sale         Held-to-Maturity
                       __________________________  ________________________

                        Amortized     Estimated     Amortized   Estimated
                           Cost       Fair Value       Cost     Fair Value
                       ____________  ____________  ___________  ___________

   Due in one year
    or less            $ 18,714,064  $ 18,747,042  $      -     $       -
   Due after one year
    through five
    years                64,706,506    65,612,020    2,946,751    3,093,880
   Due after five
    years through
    ten years             2,999,836     3,193,455    6,475,149    7,121,762
   Due after ten
    years                   743,948       737,297   22,651,266   25,018,523
   Mortgage-backed
    securities
    and other
    securities           58,733,183    58,980,472         -            -
                       ____________  ____________  ___________  ___________

                       $145,897,537  $147,270,286  $32,073,166  $35,234,165
                       ============  ============  ===========  ===========


                                         December 31, 1994
                       ____________________________________________________
                            Available-for-Sale         Held-to-Maturity
                       __________________________  ________________________

                        Amortized     Estimated     Amortized   Estimated
                           Cost       Fair Value       Cost     Fair Value
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
                       ============  ============  ===========  ===========

  Gross gains of $14,761 and $122,379 and gross losses of $200,284 and $278,266 were realized on available-for-sale securities in 1995 and 1994, respectively.

  Securities with a carrying value of $96,913,000 and $99,183,000 at December 31, 1995 and 1994, respectively, were pledged to secure public and trust deposits and for other purposes as required by law.

  Banking regulations define "high-risk mortgage securities" as mortgage derivative products that are determined through testing to have more volatility, particularly price volatility, than a benchmark mortgage pass-through security. It is the policy of NBC and First State Bank not to invest in "high-risk mortgage securities." If, subsequent to its purchase, the security through testing is identified as high-risk, the policy is for the security to be sold. At December 31, 1995 and 1994, securities included no "high-risk mortgage securities."


NOTE E - LOANS

  Loans outstanding include the following types:

                                                      (In Thousands)
                                                       December 31,
                                                   __________________
                                                      1995     1994
                                                   ________  ________

    Commercial, financial and agricultural         $ 56,219  $ 51,541
    Real estate - construction                       11,892    12,372
    Real estate - mortgage                          193,686   178,391
    Installment loans to individuals                 83,281    79,961
    Other                                             5,989     5,297
                                                   ________  ________
                                                    351,067   327,562
    Unearned interest                                (2,649)   (4,031)
    Reserve for loan losses                          (6,420)   (5,719)
                                                   ________  ________

                                                   $341,998  $317,812
                                                   ========  ========

  Loans on which the accrual of interest has been discontinued amounted to $2,027,895 at December 31, 1995, and $1,396,781 at December 31,
  1994. Restructured loans amounted to approximately $910,000 and $278,000 at December 31, 1995 and 1994, respectively. The income effect of nonaccrual loans and restructured loans was not significant for each of the three years ended December 31, 1995.

  At December 31, 1995, there were no commitments to lend additional funds to debtors whose loans have been modified.

  Transactions in the reserve for loan losses are summarized as follows:
                                         Years Ended December 31,
                                    __________________________________
                                        1995       1994        1993
                                    __________  __________  __________

  Balance at beginning of year      $5,719,110  $4,450,355  $3,203,880
   Additions:
    Provision for loan losses
     charged to operating expense    1,165,000   1,234,024   1,634,960
      Recoveries of loans
       previously charged off          303,259     250,015     269,235
      Reserve applicable to loans
       of acquired bank                   -        493,878        -
                                    __________  __________  __________
                                     7,187,369   6,428,272   5,108,075
   Deductions:
    Loans charged off                  767,799     709,162     657,720
                                    __________  __________  __________

   Balance at end of year           $6,419,570  $5,719,110  $4,450,355
                                    ==========  ==========  ==========

  At December 31, 1995, NBC and First State Bank had loans amounting to approximately $1,432,000 that were specifically classified as impaired. The reserve for loan losses related to impaired loans amounted to approximately $551,000 at December 31, 1995. Cash receipts in 1995 on these loans were not significant.


NOTE F - PREMISES AND EQUIPMENT

  Premises and equipment are stated at cost, less accumulated depreciation and amortization as follows:

                                   Estimated
                                    Useful          December 31,
                                    Lives     ________________________
                                   In Years       1995        1994
                                  __________  ___________  ___________

   Premises:
    Land                               -      $ 2,299,972  $ 2,345,297
     Buildings, construction
      and improvements              10 - 50    12,318,470   11,707,628
                                              ___________  ___________
                                               14,618,442   14,052,925
   Equipment                         3 - 10     8,397,970    7,801,508
                                              ___________  ___________
                                               23,016,412   21,854,433
   Less accumulated
    depreciation and
    amortization                               10,355,562    9,449,547
                                              ___________  ___________

                                              $12,660,850  $12,404,886
                                              ===========  ===========

  The amount charged to operating expenses for depreciation was $1,062,885 for 1995, $981,690 for 1994, and $848,449 for 1993.


NOTE G - BORROWED FUNDS

  Borrowed funds are summarized as follows:
                                                     December 31,
                                              ________________________
                                                  1995         1994
                                              ___________  ___________

  Federal funds purchased                     $      -     $17,800,000
  6.06% note payable to the Federal Home
    Loan Bank, due January 1, 1998              3,042,140    3,380,909
  4.78% note payable to the Federal Home
    Loan Bank, due June 1, 1998                 1,539,360    2,126,215
  6.63% note payable to the Federal
    Home Loan Bank, due January 1, 2000         2,611,920    2,749,921
  5.57% note payable to the Federal Home
    Loan Bank, due June 1, 2000                 2,376,835    2,628,726
  Treasury tax and loan note                      455,684    1,473,792
                                              ___________  ___________

                                              $10,025,939  $30,159,563
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


NOTE H - INCOME TAXES

  The provision for income taxes including the tax effects of securities transactions (1995 - ($69,570); 1994 - ($53,002);
  1993 - $7,314) is as follows:


                                          Years Ended December 31,
                                    __________________________________
                                        1995        1994        1993
                                    __________  __________  __________

  Current tax expense               $2,620,259  $2,633,281  $2,156,280
  Deferred tax expense (benefit)      (189,616)   (286,884)   (567,772)
                                    __________  __________  __________

                                    $2,430,643  $2,346,397  $1,588,508
                                    ==========  ==========  ==========

  Deferred tax provisions are applicable to the following items:

                                           Years Ended December 31,
                                    __________________________________
                                        1995       1994        1993
                                    __________  __________  __________

  Depreciation                      $   91,482  $  (16,084) $   (1,949)
  Loans and reserve for loan
    losses                            (599,459)   (404,902)   (596,869)
  Securities                            90,928     (43,550)     57,370
  Employee benefits                    103,966     (46,874)     55,287
  State net operating loss
    carryforward                       100,000     199,400     (88,590)
  Other, net                            23,467      25,126       6,979
                                    __________  __________  __________

                                    $ (189,616) $ (286,884) $ (567,772)
                                    ==========  ==========  ==========

  The difference between the total expected tax expense at the federal tax rate of 34% and the reported income tax expense is as follows:

                                           Years Ended December 31,
                                    __________________________________
                                        1995       1994        1993
                                    __________  __________  __________
  Tax on income before income
    taxes                           $3,481,103  $3,224,777  $2,636,630
  Increase (decrease) resulting
    from:
      Tax-exempt income             (1,345,604) (1,060,562) (1,000,263)
      Goodwill amortization             75,733      74,640        -
      Other nondeductible expenses     190,332     158,585      84,750
      Tax benefit of small life
        insurance company
        exemption                     (109,644)   (129,628)   (129,432)
      State income taxes, net of
        federal benefit                126,060      58,428        -
      Other, net                        12,663      20,157      (3,177)
                                    __________  __________  __________

                                    $2,430,643  $2,346,397  $1,588,508
                                    ==========  ==========  ==========

  For income tax reporting purposes, First State Bank retained its tax basis for its assets and liabilities. As a result, the amortization of the goodwill associated with the acquisition of First State Bank is not deductible.

  The components of the net deferred tax asset included in other assets as of December 31, 1995 and 1994, are as follows:

                                                 1995         1994
                                             ___________  ___________

  Deferred tax assets:
    Reserve for loan losses                  $ 2,016,430  $ 1,485,321
    Employee benefits                            272,103      376,099
    State net operating loss carryforward           -         100,000
    Unrealized loss on available-for-sale
      securities                                    -       1,447,725
    Other                                         51,865       61,755
                                             ___________  ___________
      Total deferred tax assets                2,340,398    3,470,900
                                             ___________  ___________

  Deferred tax liabilities:
    Premises and equipment                      (932,017)    (840,535)
    Deferred loan fees/costs                    (112,330)     (98,783)
    Securities                                  (188,600)    (143,747)
    Unrealized gain on available-for-sale
      securities                                (464,592)        -
    Loans                                       (101,100)    (169,450)
    Other                                        (90,675)     (44,600)
                                             ___________  ___________
      Total deferred tax liabilities          (1,889,314)  (1,297,115)
                                             ___________  ___________

        Net deferred tax asset               $   451,084  $ 2,173,785
                                             ===========  ===========


NOTE I - EMPLOYEE BENEFITS

  The following table sets forth the defined benefit plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31, 1995 and 1994:


                                                 1995         1994
                                             ___________  ___________

   Actuarial present value of benefit
     obligations:
       Accumulated benefit obligation,
         including vested benefits of
         $4,406,220 in 1995 and $3,784,057
         in 1994                             $ 4,971,473  $ 4,278,969
                                             ===========  ===========

   Projected benefit obligation for service
     rendered to date                        $ 7,513,552  $ 6,362,307
   Fair value of plan assets                   6,890,838    5,605,178
                                             ___________  ___________
   Plan assets less than projected benefit
     obligation                                 (622,714)    (757,129)
   Unrecognized net gain                       1,303,292      885,187
   Unrecognized net asset at adoption of
     Statement No. 87 being recognized over
     employees' average remaining service
     life                                       (162,851)    (195,422)
   Unrecognized prior service cost                26,761        3,269
                                             ___________  ___________

   Prepaid (accrued) pension costs           $   544,488  $   (64,095)
                                             ===========  ===========

   Net pension costs included the following components:

                                            Years Ended December 31,
                                         ____________________________
                                            1995     1994      1993
                                         ________  ________  ________

   Service costs - benefits earned
     during the period                   $392,933  $406,355  $322,976
   Interest cost on projected benefit
     obligation                           512,274   472,230   418,958
   Actual return on plan assets          (846,454) (370,788) (504,637)
   Net amortization and deferral          246,348  (245,531)  (30,123)
                                         ________  ________  ________

                                         $305,101  $262,266  $207,174
                                         ========  ========  ========

  The actuarial assumptions used in determining the actuarial present value of the projected benefit obligation were as follows:

                                                 December 31,
                                         ____________________________
            Assumption                      1995     1994      1993
            __________                   ________  ________  ________


  Weighted average discount rate            7.5%     7.5%      7.5%
  Rate of increase in future
    compensation levels                     5.0%     5.0%      5.0%
  Expected long-term rate of return
    on plan assets                          9.0%     9.5%      9.5%


  Contributions to the ESOP amounted to $200,000 in 1995, $187,100 in 1994, and $165,000 in 1993. At December 31, 1995, the plan held 79,955 shares of the Corporation's common stock. Contributions to the 401(k) plan amounted to $54,886 in 1995, $54,180 in 1994, and
  $45,079 in 1993.


NOTE J - RELATED PARTY TRANSACTIONS

  In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, and are consistent with sound banking practices and are within applicable regulatory and lending limitations. The activity in loans to directors, executive officers, and their affiliates during 1995 is summarized as follows:

    Loans outstanding at January 1, 1995                   $ 9,781,275
    New loans                                                5,918,782
    Repayments                                              (8,704,973)
                                                           ___________

    Loans outstanding at December 31, 1995                 $ 6,995,084
                                                           ===========

  Also, in the normal course of business NBC and First State Bank entered into transactions for services with companies and firms whose principals are directors and stockholders.


NOTE K - REGULATORY MATTERS

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

  Banks are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1995, banks are required to have a minimum Tier 1 and total capital ratios of 4.0% and 8.0%, respectively. The actual ratios of NBC and First State Bank at December 31, 1995, exceeded the minimum requirements.

  Aggregate cash reserves of $2,202,000 were maintained at December 31, 1995, to satisfy federal regulatory requirements.


NOTE L - COMMITMENTS AND CONTINGENT LIABILITIES

  The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of banking business and which involve elements of credit risk, interest rate risk, and liquidity risk. The commitments and contingent liabilities are commitments to extend credit, credit card lines, and commercial and similar letters of credit.
  A summary of commitments and contingent liabilities at December 31, 1995 and 1994, is as follows:

                                                      (In Thousands)
                                                    Contractual Amount
                                                    __________________
                                                      1995      1994
                                                    ________  ________

   Commitments to extend credit                     $ 42,924  $ 43,819
   Credit card lines                                   2,540     2,445
   Commercial and similar letters of credit            3,189     3,779

  Commitments to extend credit, credit card lines, and commercial and similar letters of credit include some exposure to credit loss in the event of nonperformance of the customer. The credit policies and procedures for such commitments are the same as those used for lending activities. Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred in 1995 or 1994, nor are any significant losses as a result of these transactions anticipated.


NOTE M - CONCENTRATIONS OF CREDIT

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


NOTE N - SUPPLEMENTAL CASH FLOW INFORMATION

                                            Years Ended December 31,

                                     1995         1994         1993
                                 ___________  ___________  ___________

  Cash paid during the year
   for:
    Interest                     $18,009,966  $13,352,508  $11,557,582
    Income taxes                   2,339,441    3,287,937    2,112,058

  Transactions related to the acquisition of First State Bank during the year ended December 31, 1994, were as follows:

    Fair value of assets acquired other than cash
     and cash equivalents                                  $59,421,478
    Liabilities assumed                                     57,238,445
                                                           ___________

    Cash paid in excess of cash and cash equivalents
     acquired                                              $ 2,183,033
                                                           ===========


NOTE O - FINANCIAL INSTRUMENTS

  Disclosures about financial instruments at December 31, 1995 and 1994, are presented, as required by FASB Statement No. 107. The Corporation and its subsidiaries are not holders of derivative financial instruments as defined by FASB Statement No. 119, nor are there any off-balance sheet risks associated with these types of instruments. The following information does not purport to represent the aggregate consolidated fair value of the Corporation.

  The carrying amounts presented are the amounts at which the financial instruments are reported in the consolidated financial statements.


   Cash and Cash Equivalents

  The balance sheets carrying amounts for cash and due from banks and short-term investments (interest-bearing deposits and federal funds sold) approximate the fair values of such assets. At December 31, 1995 and 1994, the carrying amount of cash and due from banks and short-term investments was $28,393,116 and $24,554,008, respectively.

  Securities

  The estimated fair value of securities is based on quoted market prices, if available. The estimated fair value is based on quoted market prices of comparable instruments, if quoted market prices are not available.

                                              Carrying     Estimated
          Date                                 Amount      Fair Value
    _________________                       ____________  ____________

    December 31, 1995                       $179,343,452  $182,504,451
                                            ============  ============

    December 31, 1994                       $176,146,121  $176,254,325
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

  The carrying amounts and estimated fair value of loans consisted of the following (in thousands):

                               December 31, 1995    December 31, 1994
                              ___________________  ___________________

                                        Estimated            Estimated
                              Carrying    Fair     Carrying    Fair
                               Amount     Value     Amount     Value
                              ________  _________  ________  _________

  Commercial, financial and
    agricultural              $ 56,219  $  55,402  $ 51,541  $ 50,688
  Real estate -
    construction                11,892     11,675    12,372    12,121
  Real estate - mortgage       193,686    190,727   178,391   174,773
  Installment loans to
    individuals                 83,281     81,763    79,961    79,109
  Other                          5,989      5,879     5,297     5,084
                              ________  _________  ________  ________
                               351,067    345,446   327,562   321,775
  Unearned interest             (2,649)    (2,649)   (4,031)   (3,988)
  Reserve for loan losses       (6,420)      -       (5,719)     -
                              ________  _________  ________  ________

  Net Loans                   $341,998  $ 342,797  $317,812  $317,787
                              ========  =========  ========  ========

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

                     December 31, 1995          December 31, 1994
                __________________________  __________________________
                  Carrying     Estimated      Carrying     Estimated
                   Amount      Fair Value      Amount      Fair Value
                ____________  ____________  ____________  ____________
  Noninterest-
   bearing
   demand       $ 70,360,220  $ 70,360,220  $ 67,460,056  $ 67,460,056
  Interest-
   bearing
   demand         78,971,282    78,971,282    71,609,998    71,609,998
  Savings and
   money
   market
   accounts       97,946,567    97,946,567    96,914,386    96,914,386
  Time
   deposits      249,505,163   250,627,159   219,776,868   217,921,072
                ____________  ____________  ____________  ____________

                $496,783,232  $497,905,228  $455,761,308  $453,905,512
                ============  ============  ============  ============

  FASB Statement No. 107 prohibits adjustment for any value derived from the expected retention of deposits for a future time period. That value, often referred to as a core deposit intangible, is neither included in the fair value amounts nor recorded as an intangible asset in the consolidated balance sheets.

  Borrowed Funds

  The carrying amounts of federal funds purchased and other short-term borrowings approximate their fair value. At December 31, 1995 and 1994, the carrying amounts were $455,684 and $19,273,792, respectively.

  The fair values of long-term borrowings are estimated using discounted cash flow analysis, based upon NBC's current incremental borrowing rates for similar types of borrowing arrangements.

                        December 31, 1995        December 31, 1994
                    _______________________  __________________________
                     Carrying    Estimated     Carrying     Estimated
     Payable To       Amount     Fair Value     Amount      Fair Value
  ________________  __________  ___________  ____________  ____________

  Federal Home
    Loan Bank       $9,570,255  $ 9,617,026  $ 10,885,771  $ 10,448,108
                    ==========  ===========  ============  ============

  Off-Balance Sheet Financial Instruments

  Off-balance sheet financial instruments consist of commitments to extend credits, letters of credit, credit card lines, etc. Generally, these instruments have a term of thirty days to one year. Management is of the opinion the estimated fair value is not significantly different than the contractual or notational amounts. At December 31, 1995 and 1994, these instruments totaled $48,653,000 and $50,043,000, respectively.


NOTE P - CONDENSED PARENT COMPANY STATEMENTS

  Balance sheets as of December 31, 1995 and 1994, and statements of income and cash flows for the years ended December 31, 1995, 1994 and 1993, of NBC Capital Corporation (parent company only) are presented below:

                                BALANCE SHEETS

                                                  1995        1994
                                              ___________  ___________

  Assets:
  Cash                                        $   110,344  $   132,136
  Investment in bank subsidiaries              60,295,510   51,626,516
  Other assets                                  2,572,343    2,150,250
                                              ___________  ___________

                                              $62,978,197  $53,908,902
                                              ===========  ===========

  Liabilities and Stockholders' Equity:
  Other liabilities                           $ 2,705,931  $ 2,254,341
  Stockholders' equity                         60,272,266   51,654,561
                                              ___________  ___________

                                              $62,978,197  $53,908,902
                                              ===========  ===========


                             STATEMENTS OF INCOME


                                        Years Ended December 31,
                                    __________________________________
                                       1995        1994        1993
                                   __________  ___________  __________
    Income:
    Dividends from NBC             $2,880,000  $11,706,226  $2,099,552

    Expense                            89,361       74,053      27,489
                                   __________  ___________  __________

    Income before income taxes
     and equity in undistributed
     earnings of subsidiaries       2,790,639   11,632,173   2,072,063
    Income tax benefit                 38,075       25,178       9,346
                                   __________  ___________  __________

    Income before equity in
     undistributed earnings
     of subsidiary                  2,828,714   11,657,351   2,081,409
    Equity in earnings in excess
     of dividends                   4,979,181         -      4,259,038
    Equity in dividends in excess
     of earnings                         -      (4,519,109)       -
                                   __________  ___________  __________

    Net income                     $7,807,895  $ 7,138,242  $6,340,447
                                   ==========  ===========  ==========



                           STATEMENTS OF CASH FLOWS

                                        Years Ended December 31,
                                 _____________________________________

                                     1995         1994         1993
                                 ___________  ___________  ___________

    Cash Flows From
    Operating Activities:
    Net income                   $ 7,807,895  $ 7,138,242  $ 6,340,447
    Equity in subsidiaries
      earnings in excess
      of dividends                (4,979,181)        -      (4,259,038)
    Equity in subsidiaries
      dividends received in
      excess of earnings                -       2,455,109         -
    Net decrease in other
      assets and other
      liabilities                     29,494       11,171       39,033
                                 ___________  ___________  ___________
    Net cash provided by
      operating activities         2,858,208    9,604,522    2,120,442
                                 ___________  ___________  ___________
    Cash Flows Used in
    Investing Activities:
    Investment in First State
      Bank of Tuscaloosa                -      (9,131,967)        -
                                 ___________  ___________  ___________

    Cash Flows From Financing
    Activities:
    Dividends paid on common
      stock                       (2,880,000)    (396,000)  (2,099,552)
    Sale of fractional shares           -            -           2,133
                                 ___________  ___________  ___________
    Net cash used in financing
      activities                  (2,880,000)    (396,000)  (2,097,419)
                                 ___________  ___________  ___________

    Net increase (decrease) in
      cash and cash equivalents      (21,792)      76,555       23,023
    Cash and cash equivalents
      at beginning of year           132,136       55,581       32,558
                                 ___________  ___________  ___________

    Cash and cash equivalents
      at end of year             $   110,344  $   132,136  $    55,581
                                 ===========  ===========  ===========