Form 10-K, Exhibit 13
period 1996-12-31
NBC CAPITAL CORP
filed 1997-03-25
CIK 742054

EXHIBIT 13.a.

                           MARKET INFORMATION


Common Stock

    The Company's common stock is traded primarily in Monroe, Lowndes, Clay, Oktibbeha, Neshoba, and Noxubee Counties in Mississippi and Tuscaloosa County in Alabama. Market prices are the estimates of management based on transactions of which they had knowledge. Quarterly high and low sale prices are not available; however, the approximate ranges in which the stock traded were between $71.50 and $81.00 during 1995 and $81.00 and $95.00 during 1996. Dividends were declared semi-annually in June and December of each of the years reported.



                                   EXHIBIT 13.b.

                              SELECTED FINANCIAL DATA


                                     Years Ended December 31,
                    ________________________________________________________________
                         1996         1995         1994         1993        1992
                    ____________ ____________ ____________ ____________ ____________
INCOME DATA
Interest and fees
 on loans           $ 32,912,956 $ 30,730,631 $ 25,216,740 $ 19,097,106 $ 18,816,616
Interest and
 dividends on
 investment
 securities           10,530,540   11,072,491   10,338,962   11,036,898   13,346,320
Other interest
 income                  401,629      446,455      257,671      143,759      132,378
                    ____________ ____________ ____________ ____________ ____________
  Total interest
    income            43,845,125   42,249,577   35,813,373   30,277,763   32,295,314
Interest expense      19,308,329   18,684,733   13,545,475   11,540,090   13,882,619
                    ____________ ____________ ____________ ____________ ____________
Net interest
 income               24,536,796   23,564,844   22,267,898   18,737,673   18,412,695
Provision for
 loan losses           1,314,000    1,165,000    1,234,024    1,634,960    2,028,689
                    ____________ ____________ ____________ ____________ ____________
Net interest
 income after
 provision for
 loan losses          23,222,796   22,399,844   21,033,874   17,102,713   16,384,006
Service charges
 on deposit
 accounts              3,675,581    3,382,570    3,329,928    2,606,042    2,616,082
Other income           2,965,157    2,480,667    2,394,711    2,756,746    2,648,656
                    ____________ ____________ ____________ ____________ ____________
 Total noninterest
  income               6,640,738    5,863,237    5,724,639    5,362,788    5,264,738
                    ____________ ____________ ____________ ____________ ____________
Salaries and
 employee benefits    10,840,636   10,278,758    9,608,105    8,404,911    7,755,953
Occupancy and
 equipment expense     2,525,186    2,467,351    2,237,060    1,836,524    1,829,379
Other expenses         5,605,114    5,278,434    5,428,709    4,469,271    4,702,472
                    ____________ ____________ ____________ ____________ ____________
 Total non-
  interest
  expense             18,970,936   18,024,543   17,273,874   14,710,706   14,287,804
                    ____________ ____________ ____________ ____________ ____________
Income before
 income taxes and
 cumulative effect
 of a change in
 accounting
 principle            10,892,598   10,238,538    9,484,639    7,754,795    7,360,940
Income taxes           2,707,718    2,430,643    2,346,397    1,588,508    1,610,869
Cumulative effect
 (benefit) of
 change in
 accounting
 principle                  -            -            -       (174,160)         -
                    ____________ ____________ ____________ ____________ ____________

Net Income          $  8,184,880 $  7,807,895 $  7,138,242 $  6,340,447 $  5,750,071
                    ============ ============ ============ ============ ============

PER SHARE DATA (1)
Net income          $       6.82 $       6.51 $       5.95 $       5.28 $       4.79
Dividends                   2.45         2.40         2.05         1.75         1.76

FINANCIAL DATA
Shares outstanding     1,200,000    1,200,000    1,200,000    1,200,000    1,082,425
Total assets        $614,429,599 $576,215,391 $545,404,537 $452,356,731 $444,406,921
Net loans           $378,837,183 $341,998,215 $317,812,315 $247,479,066 $223,768,751
Total deposits      $516,752,383 $496,783,232 $455,761,308 $383,484,153 $379,949,418
Total stockholders'
 equity             $ 64,847,364 $ 60,272,268 $ 51,654,561 $ 49,759,895 $ 45,516,867


(1) Per share data has been adjusted retroactively for a 1993 stock dividend.



                               EXHIBIT 13.c.

        MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS



NBC CAPITAL CORPORATION

The following discussion is intended to further explain financial information outlined in the accompanying five year listing of certain financial data. Information contained in this data summary depicts selected totals from the company's balance sheet and operating results for the past five years. Your attention is also directed to management's letter to shareholders at the beginning of this Annual Report. This letter further explains significant changes that occurred in the company's operation during the past year.



Since 1992 total assets of the company have increased 38.3%. The 20.6% growth in 1994 reflects the company's acquisition of First State Bank in Tuscaloosa, Alabama. The more modest asset growth noted in 1993 is attributable to an economy throughout the company's markets which was growing at a somewhat slower pace than 1994-1996 and the company's unwillingness at that time to incur an increased cost of funds to encourage deposit growth when sufficient funds were already available to accommodate such growth. Loans have increased 69.3% between 1992 and 1996. Loan growth has been consistent in each of the years noted in the schedule. The quality of the portfolio remains excellent. Net charge-offs for 1994 and 1995 were .14% of net loans outstanding and
 .18% for 1996.

Deposits have grown 36.0% over the period 1992-1996. The 18.9% increase in 1994 is again attributable to the First State Bank of Tuscaloosa acquisition. As mentioned previously, the modest growth in deposit in 1993 resulted from the company's unwillingness to reduce interest margins by paying premium rates for deposits when sufficient funds were already on hand to fund loan growth. In fact, during the period 1992-1994, management had felt that it could improve profits by allowing loans to grow faster than deposits. This practice was modified somewhat during 1995 and 1996 as loans reached more optimum levels relative to outstanding deposits.

Shareholders' equity, particularly as it relates to assets, has represented a consistent strength of the company throughout the years noted in the summary data. Shareholders' equity has increased 42.5% since 1992. Shareholders' equity in 1995 reflected a $906,236 unrealized gain on "Available for Sale Securities" and a similar gain of $236,452 in 1996, as required to be reported under FASB 115.

Net income has increased in each of the five years reported. Earnings have increased 42.5% since 1992 (4 years). Return on average assets
(ROA), a primary measure of earning strength, has exceeded 1.3% in each of the years noted. ROA since 1993 has been 1.4%, reflecting a return which has allowed the company to consistently perform at high levels. Earnings per share have also grown each year, increasing from $4.79 in 1992 to $6.82 in 1996.

Regular cash dividends have increased in each of the years outlined in the summary. Special cash dividends of $.25 and $.15 per share in 1992 and 1995 respectively were paid in recognition of the company's strong earnings and equity positions. Also, a 10.86% stock dividend was declared in September 1993. Per share data in the accompanying five year summary has been adjusted to reflect retroactively the 1993 stock dividend.

Net interest income (NII), the primary source of earnings for the company, has increased in each of the years noted. This income component represents income generated from earning assets less the interest expense of funding those assets. NII increased 5.8% in 1995 and 4.1% in 1996. These increases are in contrast to the 18.8% growth in this income component in 1994. Reduced increases in 1995 and 1996 are attributable to the company's being less aggressive in passing reduced asset yields to the deposit side of the balance sheet since these deposits were increasingly needed to fund loan growth. Changes in NII may be divided into two components, the change in average earning assets (volume component) and the change in the net interest margin (rate component). Net interest margin represents the difference between yields on earning assets and rates paid on interest bearing liabilities. During 1996, average earning assets increased $22.3 million or 4.3%. Net interest margin for the year decreased slightly to 4.53% from 4.57% in 1995.

Evaluating these components of change, 1996's improvement in NII resulted exclusively from an increase in average earning assets. Although rates paid on deposits decreased slightly during 1996, yields on earning assets declined by a somewhat greater amount, thus reducing net interest margin. The growth in the company's loan portfolio during 1996 represented the key earning asset increase which allowed for an increase in net interest income for the year.

The company has also maintained a consistent and disciplined asset/liability management policy during each of the years noted in the summary. This policy focuses on interest rate risk and rate sensitivity. The primary objective of rate sensitivity management is to maintain interest income growth while reducing exposure to adverse fluctuations in rates. The company utilizes an Asset/Liability Management Committee which evaluates and analyzes the company's pricing, asset/liability maturities and growth, and balance sheet mix strategies in an effort to make informed decisions that will increase income and limit interest rate risk. The committee uses simulation modeling as a guide for its decision-making. Modeling techniques are also utilized to forecast changes in net income and the economic value of equity under assumed fluctuations in interest rate levels.

Due to the potential volatility of interest rates, NBC's goal is to stabilize the net interest margin by maintaining a neutral rate sensitive position. At year-end 1996, the company's balance sheet reflected $25.4 million more in rate sensitive liabilities than assets that were scheduled to reprice within one year. This represents 4.1% of total assets which would be considered an essentially neutral rate sensitive position. It is felt that the company's position places it in a low interest rate risk posture. Management has adopted a basically neutral position regarding interest rates in 1997 with a slight bias toward higher rates during the second half of the year. Management has never felt that speculating on changes in interest rate levels warranted moving the company from a neutral position in its rate sensitive asset/liability relationships. Although earnings could be enhanced if predictions were correct, they could also be put at significant risk if a neutral position is deliberately avoided and interest rates move against predictions.

The company's Provision for Loan and Lease Losses is utilized to replenish its Reserve for Loan and Lease Losses on its balance sheet. The reserve is maintained at a level deemed adequate by the Board of Directors after the Board's evaluation of the risk exposure contained in the company's loan portfolio. The reserve amount maintained at the end of 1996 was deemed entirely adequate to cover exposure within the company's loan portfolio. The reserve has increased 111.5% since 1992 and stood at 1.8% of net loans at the end of 1996.

Non-interest income and non-interest expense totals each reflect the impact of the First State Bank of Tuscaloosa acquisition in 1994. Non-interest income includes various service charges, fees, and commissions collected by the company. Non-interest expense represents ordinary overhead expenses to include salaries, bonuses, and benefits. Non-interest expenses were assisted during 1996 with the virtual elimination of Bank Insurance Fund premiums. Finally, the company maintains a formal salary administration program which considers extensive comparative salary data and other indexes supplied by a leading outside consulting firm. This data is utilized to assure that salaries are in line and competitive to comparable jobs in the marketplace. Incentive bonuses were expensed in each of the years noted and were paid to employees based on the attainment of predetermined profit goals.

Growth in the company's income tax expense generally parallels income gains. High quality, tax free municipal bonds are added to the portfolio as deemed prudent in an effort to minimize tax liabilities. Large purchases of municipal securities in December 1994 and January 1995 at attractive rates have assisted in reducing the company's effective tax rate. However, the ability to significantly reduce income tax expenses through this investment choice is limited by the Alternative Minimum Tax Provision and the company's normal liquidity and balance sheet structure requirements. Also, the availability of these securities at acceptable spreads to comparable U.S. Treasury taxable rates were significantly diminished during 1996. The company received a $174,160 tax benefit in 1993 resulting from a change in accounting principles regarding deferred income taxes.
The company's effective tax rate was 23.7% in 1995 and 24.9% in 1996.

LIQUIDITY, ASSET/LIABILITY MANAGEMENT

Liquidity may be defined as the ability of the company to meet cash flow requirements created by decreases in deposits and/or other sources of funds or increases in loan demand. The company has experienced no problem with liquidity over any of the years noted and anticipates that all liquidity requirements will be met comfortably in the foreseeable future. The company's traditional sources of funds from deposit increases, maturing loans and investments, and earnings have allowed it to consistently generate sufficient funds for liquidity needs. The company experienced fewer periods of excess liquidity during 1995 and 1996 as loan volume continued to grow relative to deposits, and the company's loan/deposit ratio reached a 73% level at the end of 1996. The company has utilized the Federal Home Loan Bank as a source of funding for fixed rate, term loan commitments. At the end of 1996 the company had outstanding to the Federal Home Loan Bank $13.3 million which is scheduled to mature over the next 3-5 years. The company expects normal earnings and other cash flows to allow it to retire these funding lines with no adverse effect on liquidity.
The company also began offering repurchase agreements on a more aggressive basis to accommodate excess funds of some of its larger depositors during 1996. Management felt it was important to stabilize these traditional deposit sources as opposed to risking the potential loss of these funds to alternative investment arrangements.

As mentioned previously, the company maintains a strict asset/liability management policy. The adherence to such a policy has an obvious material effect on the structure of the company's balance sheet, and, to a degree, on its liquidity positions.

CAPITAL

Retained earnings have served as the company's exclusive source of capital growth over the five years noted in the financial summary. Shareholders' equity, as stated previously, has grown consistently over this period and relates quite favorably to the company's assets.

Current regulatory requirements call for a basic leverage ratio of 5.0% for a bank to be considered as "well capitalized." At the end of 1996, NBC maintained a 10.6% leverage ratio which obviously allowed it to significantly exceed the ratio required for a "well capitalized" institution.

Regulatory authorities also evaluate a financial institution's capital under certain risk weighted formulas (high risk assets would require a higher capital allotment, lower risk assets a lower capital allotment). In this context, a "well capitalized" bank is required to have a Tier 1 risk based capital ratio (excludes reserve for loan losses) of 6.0% and a total risk based capital ratio (includes reserve for loan losses) of 10.0%. At the end of 1996, the company had a Tier 1 ratio of 15.6% and a total risk based capital ratio of 16.9%, once again placing the company well above the level required for a "well capitalized" institution.

The company's capital position obviously exceeds regulatory requirements, even for "well capitalized" institutions. Equity capital has increased 42.5% since 1992 to total 10.6% of assets at the end of 1996. Management considers this level of capital to be entirely sufficient to support the needs of the company.


                      EXHIBIT 13.d.

            CONSOLIDATED FINANCIAL STATEMENTS



                  NBC CAPITAL CORPORATION

             CONSOLIDATED FINANCIAL STATEMENTS

                            AND

    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

                DECEMBER 31, 1996 AND 1995

                         REPORT OF

        INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors and Stockholders
NBC Capital Corporation


We have audited the accompanying consolidated balance sheets of NBC Capital Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of NBC Capital Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




T. E. Lott & Company
Columbus, Mississippi
January 23, 1997





                      NBC CAPITAL CORPORATION

                    CONSOLIDATED BALANCE SHEETS

                    DECEMBER 31, 1996 AND 1995


        ASSETS                                  1996         1995
                                           ____________  ____________

Cash and due from banks                    $ 29,126,083  $ 23,992,273
Interest-bearing deposits with banks            493,360       800,843
Federal funds sold                            9,100,000     3,600,000
Securities (Note C)                         167,841,660   179,343,452
Loans, net of reserve for loan losses
  of $6,777,637 in 1996 and $6,419,570
  in 1995 (Note D)                          378,837,183   341,998,215
Interest receivable                           5,755,778     5,519,350
Premises and equipment (Note E)              13,267,167    12,660,850
Other real estate                               729,762       117,500
Intangible assets (Note B)                    2,751,506     2,806,519
Other assets                                  6,527,100     5,376,389
                                           ____________  ____________

                                           $614,429,599  $576,215,391
                                           ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Noninterest-bearing deposits               $ 71,601,043  $ 70,360,220
Interest-bearing deposits, $100,000
  or more                                    62,090,903    67,526,490
Other interest-bearing deposits             383,060,437   358,896,522
                                           ____________  ____________
Total deposits                              516,752,383   496,783,232
Interest payable                              2,205,779     2,346,144
Federal funds purchased and securities
  sold under repurchase agreements
  (Note F)                                    9,320,948        99,744
Other borrowed funds (Note F)                14,711,088    10,025,939
Other liabilities                             6,592,037     6,688,064
                                           ____________  ____________
Total liabilities                           549,582,235   515,943,123
                                           ____________  ____________

Commitments and contingent liabilities
  (Note K)
Stockholders' equity (Note J):
  Common stock - $1 par value,
    authorized 3,000,000 shares, issued
    and outstanding 1,200,000 shares          1,200,000     1,200,000
  Surplus                                    33,002,133    33,002,133
  Undivided profits                          30,408,779    25,163,899
  Net unrealized gain on available-
    for-sale securities, net of tax
    of $122,524 in 1996 and $468,360
    in 1995                                     236,452       906,236
                                           ____________  ____________
                                             64,847,364    60,272,268
                                           ____________  ____________

                                           $614,429,599  $576,215,391
                                           ============  ============

     The accompanying notes are an integral part of these statements.





                 NBC CAPITAL CORPORATION

            CONSOLIDATED STATEMENTS OF INCOME

       YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                      1996         1995         1994
                                  ___________  ___________  ___________
INTEREST INCOME
Interest and fees on loans        $32,912,956  $30,730,631  $25,216,740
Interest and dividends on
  securities:
Taxable interest and dividends      6,789,316    7,232,827    7,231,495
Tax-exempt interest                 3,741,224    3,839,664    3,107,467
Other                                 401,629      446,455      257,671
                                  ___________  ___________  ___________
                                   43,845,125   42,249,577   35,813,373
                                  ___________  ___________  ___________
INTEREST EXPENSE
Interest on time deposits of
  $100,000 or more                  3,769,263    3,418,128    2,366,527
Interest on other deposits         14,743,655   14,488,121   10,380,965
Interest on borrowed funds            795,411      778,484      797,983
                                  ___________  ___________  ___________
                                   19,308,329   18,684,733   13,545,475
                                  ___________  ___________  ___________

Net interest income                24,536,796   23,564,844   22,267,898
Provision for loan losses
  (Note D)                          1,314,000    1,165,000    1,234,024
                                  ___________  ___________  ___________
Net interest income after
  provision for loan losses        23,222,796   22,399,844   21,033,874
                                  ___________  ___________  ___________
OTHER INCOME
Service charges on deposit
  accounts                          3,675,581    3,382,570    3,329,928
Other service charges and fees      1,788,744    1,663,310    1,597,220
Trust Department income               935,829      846,296      751,079
Securities (losses) gains, net          8,574     (185,523)    (155,887)
Other                                 232,010      156,584      202,299
                                  ___________  ___________  ___________
                                    6,640,738    5,863,237    5,724,639
                                  ___________  ___________  ___________
OTHER EXPENSE
Salaries                            8,933,364    8,428,133    7,851,474
Employee benefits (Note H)          1,907,272    1,850,625    1,756,631
Net occupancy expense               1,501,011    1,380,148    1,322,977
Furniture and equipment expense     1,024,175    1,087,203      914,083
Deposit insurance premiums              4,000      525,744      991,642
Other                               5,601,114    4,752,690    4,437,067
                                  ___________  ___________  ___________
                                   18,970,936   18,024,543   17,273,874
                                  ___________  ___________  ___________
Income before income taxes         10,892,598   10,238,538    9,484,639
Income taxes (Note G)               2,707,718    2,430,643    2,346,397
                                  ___________  ___________  ___________

Net income                        $ 8,184,880  $ 7,807,895  $ 7,138,242
                                  ===========  ===========  ===========

Net income per share              $      6.82  $      6.51  $      5.95
                                  ===========  ===========  ===========


     The accompanying notes are an integral part of these statements.



                       NBC CAPITAL CORPORATION

     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

            YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994




                                                       Net
                                                   Unrealized
                                                   Gain (Loss)
                                                       On
                                                   Available-
                Common                 Undivided    For-Sale
                Stock      Surplus      Profits    Securities       Total
             __________  ___________  ___________  ___________  ___________
Balance,
 January 1,
 1994        $1,200,000  $33,002,133  $15,557,762  $       -    $49,759,895
Cumulative
 effect of
 change in
 accounting
 for
 securities        -            -            -       2,066,307    2,066,307
Net income
 for 1994          -            -       7,138,242         -       7,138,242
Cash
 dividends
 declared,
 $2.05 per
 share             -            -      (2,460,000)        -      (2,460,000)
Net change
 in
 unrealized
 gain (loss)
 on
 available-
 for-sale
 securities,
 net of tax        -            -            -      (4,849,883)  (4,849,883)
             __________  ___________  ___________  ___________  ___________
Balance,
 Decem-
 ber 31,
 1994         1,200,000   33,002,133   20,236,004   (2,783,576)  51,654,561
Net income
 for 1995          -            -       7,807,895         -       7,807,895
Cash
 dividends
 declared,
 $2.40 per
 share             -            -      (2,880,000)        -      (2,880,000)
Net change
 in
 unrealized
 gain (loss)
 on
 available-
 for-sale
 securities,
 net of tax        -            -            -       3,689,812    3,689,812
             __________  ___________  ___________  ___________  ___________

Balance,
 Decem-
 ber 31,
 1995         1,200,000   33,002,133   25,163,899      906,236   60,272,268
Net income
 for 1996          -            -       8,184,880         -       8,184,880
Cash
 dividends
 declared,
 $2.45 per
 share             -            -      (2,940,000)        -      (2,940,000)
Net change
 in
 unrealized
 gain (loss)
 on
 available-
 for-sale
 securities,
 net of tax        -            -           -         (669,784)    (669,784)
             __________  ___________  ___________  ___________  ___________
Balance,
 Decem-
 ber 31,
 1996        $1,200,000  $33,002,133  $30,408,779  $   236,452  $64,847,364
             ==========  ===========  ===========  ===========  ===========


    The accompanying notes are an integral part of these statements.

                       NBC CAPITAL CORPORATION

                CONSOLIDATED STATEMENTS OF CASH FLOWS

             YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                         1996         1995         1994
                                     ___________  ___________  ___________
CASH FLOWS FROM OPERATING
ACTIVITIES
Net income                           $ 8,184,880  $ 7,807,895  $ 7,138,242
Adjustments to reconcile net
 income to net cash:
  Depreciation and amortization        1,387,866    1,376,515    1,276,023
  Deferred income taxes (credits)        (75,785)    (189,616)    (286,884)

  Provision for loan losses            1,314,000    1,165,000    1,234,024
  FHLB stock dividend                   (107,700)    (111,000)     (76,900)
  Losses (gains) on sale of
    securities                            (8,574)     185,523      155,887
  Deferred credits                      (109,119)    (105,214)     (47,919)
  Increase in interest receivable       (236,428)  (1,029,340)    (622,506)
  Increase in other assets            (1,564,922)    (348,734)    (216,860)
  Increase (decrease) in interest
   payable                              (140,365)     674,767      192,967
  Increase (decrease) in other
   liabilities                          (130,371)     110,808       26,387
                                     ___________  ___________  ___________
  Net cash provided by operating
   activities                          8,513,482    9,536,604    8,772,461
                                     ___________  ___________  ___________

CASH FLOWS FROM INVESTING
ACTIVITIES
Cash paid in excess of cash and
 cash equivalents of acquired bank          -           -       (2,183,033)
Purchases of available-for-sale
 securities                          (27,178,274) (38,095,497) (60,225,100)
Proceeds from sales of available-
 for-sale securities                   1,742,374   11,451,366   21,990,387
Proceeds from maturities and
 calls of available-for-sale
 securities                           35,638,881   30,728,981   57,044,849
Purchases of securities to be
 held-to-maturity                           -      (1,746,435) (21,904,571)
Proceeds from maturities and
 calls of held-to-maturity
 securities                              399,869       24,580         -
Increase in loans                    (38,043,849) (25,245,686) (30,830,314)
Additions to premises and
 equipment                            (1,717,660)  (1,318,849)    (801,146)
                                     ___________  ___________  ___________
Net cash used in investing
 activities                          (29,158,659) (24,201,540) (36,908,928)
                                     ___________  ___________  ___________

CASH FLOWS FROM FINANCING
ACTIVITIES
Increase in deposits                  19,969,151   41,021,924   17,149,474
Dividends paid on common stock        (2,904,000)  (2,484,000)    (396,000)
Net increase (decrease) in
 borrowed funds                       13,906,353  (20,033,880)  14,527,931
                                     ___________  ___________  ___________
Net cash provided by financing
 activities                           30,971,504   18,504,044   31,281,405
                                     ___________  ___________  ___________
Net increase in cash and
 cash equivalents                     10,326,327    3,839,108    3,144,938
Cash and cash equivalents at
 beginning of year                    28,393,116   24,554,008   21,409,070

                                     ___________  ___________  ___________

Cash and cash equivalents at end
 of year                             $38,719,443  $28,393,116  $24,554,008
                                     ===========  ===========  ===========

     The accompanying notes are an integral part of these statements.



                        NBC CAPITAL CORPORATION

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1996 AND 1995



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

     NBC of Tuscaloosa, a 99.3% owned subsidiary of the Corporation,

     NBC Service Corporation, a wholly-owned subsidiary of NBC,

     Philadelphia Finance Corporation, a wholly-owned subsidiary of NBC, and

     Commerce National Insurance Company, a 79%-owned subsidiary of NBC Service Corporation.

Significant intercompany accounts and transactions have been eliminated.

NBC and NBC of Tuscaloosa account for approximately 99% of the assets included in the consolidated financial statements.

 2.  Nature of Operations

The Corporation is a multi-bank holding company. Its primary asset is its investment in its subsidiary banks. NBC and NBC of Tuscaloosa provide full banking services, including trust services. The banks operate under national bank charters and are subject to regulation of the Office of the Comptroller of the Currency. The area served by NBC is the North Central region of Mississippi with locations in nine communities. NBC of Tuscaloosa serves the Tuscaloosa, Alabama area. The primary asset of NBC Service Corporation is its investment in Commerce National Insurance Company, a life insurance company. Philadelphia Finance Corporation is a finance company with an office located in Philadelphia, Mississippi.

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

 4.  Securities

On January 1, 1994, the Corporation and its subsidiaries adopted
Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with FASB Statement No. 115, investments in securities are classified into three categories and are accounted for as follows:

Available-for-Sale Securities

Securities classified as available-for-sale are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported in stockholders' equity, net of tax, until realized. Premiums and discounts are recognized in interest income using the interest method.

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

Trading Account Securities

Trading account securities are those securities which are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 1996 and 1995.

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

 7.  Premises and Equipment

Premises and equipment are stated at cost, less accumulated deprecia-tion and amortization. Depreciation and amortization are determined using the straight-line method at rates calculated to depreciate or amortize the cost of assets over their estimated useful lives.

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

 9.  Intangible Assets

Intangible assets consisting principally of goodwill associated with acquisitions are being amortized to expense using the straight-line method over a fifteen year period. Amortization expense was $196,145 for 1996, $185,845 for 1995, and $182,625 for 1994.

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

11.  Trust Assets

Assets of the Trust Department, other than cash on deposit, are not included in the accompanying balance sheets, since such items are not assets of the banks.

12.  Employee Benefits

NBC and NBC of Tuscaloosa maintain a noncontributory defined benefit pension plan covering substantially all full-time employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and compensation. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. The annual pension cost charged to expense is actuarially determined in accordance with the provisions of Statement of Financial Accounting No. 87, "Employers' Accounting for Pensions."

NBC and NBC of Tuscaloosa provide a deferred compensation arrangement (401(k) plan) whereby employees contribute a percentage of their compensation. For employee contributions of five percent or less, NBC and NBC of Tuscaloosa contribute twenty-five percent of the employee's contribution to the plan.

Employees of NBC and NBC of Tuscaloosa participate in a nonleveraged Employee Stock Option Plan (ESOP) through which common stock of the Corporation is purchased at its market price for the benefit of employees. Contributions are made at the discretion of the Board of Directors and are expensed in the applicable year. The ESOP is accounted for in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans."

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

14.  Per Share Data

The computation of per share data is based on 1,200,000 shares outstanding during each year.

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



NOTE B - ACQUISITION

On January 1, 1994, the Corporation acquired for cash all of the outstanding common stock of Charter Holding Company, Inc. (Charter), the parent holding company of NBC of Tuscaloosa (formerly First State Bank of Tuscaloosa). Charter had no business activity other than its 80% ownership of the Bank's common stock and was liquidated after the acquisition. The Corporation subsequently obtained an additional 19.3% of common stock for cash bringing its total ownership to 99.3%. The total acquisition cost was approximately $9.1 million. The excess of the acquisition cost over the fair value of the net assets acquired (goodwill) is included in intangible assets in the consolidated financial statements. The acquisition has been accounted for as a purchase, and the results of operations of NBC of Tuscaloosa since January 1, 1994, are included in the consolidated financial statements.


NOTE C - SECURITIES

Securities at December 31, 1996 and 1995, consisted of available-for-sale securities with a carrying amount of $136,168,363 and $147,270,286, respectively, and securities to be held-to-maturity with a carrying amount of $31,673,297, and $32,073,166, respectively. The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of these securities are as follows:

                                      December 31, 1996
                     __________________________________________________

                                      Gross      Gross       Estimated
                       Amortized   Unrealized  Unrealized      Fair
                         Cost         Gains      Losses        Value
                     ____________  __________  __________  ____________
Available-for-sale
 securities:
  U. S. Treasury
   securities        $ 31,832,127  $  120,665  $  272,745  $ 31,680,047
Obligations of
 other U. S.
 Government
 agencies              23,980,838     252,428      49,845    24,183,421
Obligations of
 states and
 municipal
 subdivisions          35,923,313     319,214     120,999    36,121,528
Mortgage-backed
 securities            38,709,897     313,099     152,003    38,870,993
Equity securities       3,639,700        -           -        3,639,700
Other securities        1,724,954      11,518      63,798     1,672,674
                     ____________  __________  __________  ____________

                     $135,810,829  $1,016,924  $  659,390  $136,168,363
                     ============  ==========  ==========  ============

Held-to-maturity
 securities:
  Obligations of
   states and
   municipal
   subdivisions      $ 31,673,297  $2,959,565  $     -     $ 34,632,862
                     ============  ==========  ==========  ============



                                      December 31, 1995
                     __________________________________________________

                                      Gross      Gross       Estimated
                       Amortized   Unrealized  Unrealized      Fair
                         Cost         Gains      Losses        Value
                     ____________  __________  __________  ____________
Available-for-sale
 securities:
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
                     ============  ==========  ==========  ============

The scheduled maturities of securities available-for-sale and securities to be held-to-maturity at December 31, 1996, are as follows:

                        Available-for-Sale            Held-to-Maturity
                    ___________________________  ________________________
                                    Estimated                  Estimated
                       Amortized       Fair       Amortized      Fair
                         Cost          Value         Cost        Value
                     ____________  ____________  ___________  ___________


Due in one year or
 less                $ 18,580,324  $ 18,703,867  $      -     $      -
Due after one year
 through five
 years                 70,773,658    70,820,747    3,492,832    3,657,564
Due after five
 years through ten
 years                  3,132,366     3,214,910    5,504,890    6,005,309
Due after ten years       648,096       649,975   22,675,575   24,969,989
Mortgage-backed
 securities and
 other securities      42,676,385    42,778,864         -           -
                     ____________  ____________  ___________  ___________


                     $135,810,829  $136,168,363  $31,673,297  $34,632,862
                     ============  ============  ===========  ===========

Gross gains of $9,599 and $14,761, and gross losses of $1,025 and $200,284 were realized on available-for-sale securities in 1996 and 1995, respectively.

Securities with a carrying value of $113,317,669 and $96,913,000 at December 31, 1996 and 1995, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.

Banking regulations define "high-risk mortgage securities" as mortgage derivative products that are determined through testing to have more volatility, particularly price volatility, than a benchmark mortgage pass-through security. It is the policy of the Corporation and its subsidiaries not to invest in "high-risk mortgage securities." If, subsequent to its purchase, the security through testing is identified as high-risk, the policy is for the security to be sold.
At December 31, 1996 and 1995, securities included no "high-risk mortgage securities."


NOTE D - LOANS

Loans outstanding include the following types:

                                                        (In Thousands)
                                                         December 31,
                                                      __________________
                                                        1996      1995
                                                      ________  ________

  Commercial, financial and agricultural              $ 64,604  $ 56,219
  Real estate - construction                            13,578    11,892
  Real estate - mortgage                               219,403   193,686

  Installment loans to individuals                      81,351    83,281
  Other                                                  7,582     5,989
                                                      ________  ________
                                                       386,518   351,067
  Unearned interest                                       (903)   (2,649)
  Reserve for loan losses                               (6,778)   (6,420)
                                                      ________  ________

                                                      $378,837  $341,998
                                                      ========  ========

Loans on which the accrual of interest has been discontinued amounted to $1,435,352 at December 31, 1996, and $2,027,895 at December 31, 1995.
Restructured loans amounted to approximately $672,000 and $910,000 at December 31, 1996 and 1995, respectively. The income effect of nonaccrual loans and restructured loans was not significant for each of the three years ended December 31, 1996.

At December 31, 1996, there were no commitments to lend additional funds to debtors whose loans have been modified.

Transactions in the reserve for loan losses are summarized as follows:

                                         Years Ended December 31,
                                  _____________________________________
                                      1996         1995         1994
                                  ___________  ___________  ___________

 Balance at beginning of year     $ 6,419,570  $ 5,719,110  $ 4,450,355
 Additions:
  Provision for loan losses
   charged to operating expense     1,314,000    1,165,000    1,234,024
  Recoveries of loans previously
   charged off                        281,251      303,259      250,015
  Reserve applicable to loans of
   acquired bank                         -            -         493,878
                                  ___________  ___________  ___________
                                    8,014,821    7,187,369    6,428,272
 Deductions:
  Loans charged off                 1,237,184      767,799      709,162
                                  ___________  ___________  ___________

 Balance at end of year           $ 6,777,637  $ 6,419,570  $ 5,719,110
                                  ===========  ===========  ===========

At December 31, 1996 and 1995, the recorded investment in loans considered to be impaired totaled approximately $1,400,000. The reserve for loan losses related to these loans approximated $550,000 at December 31, 1996 and 1995. The average recorded investment in impaired loans during the year ended December 31, 1996, was approximately $1,800,000. For the years ended December 31, 1996 and 1995, the amount of income recognized on impaired loans was immaterial.


NOTE E - PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization as follows:

                                   Estimated           December 31,
                                  Useful Lives  ________________________
                                    In Years        1996         1995
                                  ____________  ___________  ___________
  Premises:
    Land                                -       $ 2,473,102  $ 2,299,972
    Buildings, construction and
      improvements                   10 - 50     12,712,059   12,318,470
                                                ___________  ___________
                                                 15,185,161   14,618,442
  Equipment                           3 - 10      9,384,970    8,397,970
                                                __________   ___________
                                                 24,570,131   23,016,412
  Less accumulated depreciation
    and amortization                             11,302,964   10,355,562
                                                ___________  ___________

                                                $13,267,167  $12,660,850
                                                ===========  ===========

The amount charged to operating expenses for depreciation was $1,111,343 for 1996, $1,062,885 for 1995, and $981,690 for 1994.


NOTE F - BORROWED FUNDS

Federal funds purchased and securities sold under repurchase agreements consisted of the following at December 31, 1996 and 1995:

                                                    1996         1995
                                                ___________  ___________

  Federal funds purchased                       $ 2,000,000  $     -
  Securities sold under agreement to repurchase   7,320,948       99,744
                                                ___________  ___________

                                                $ 9,320,948  $    99,744
                                                ===========  ===========

Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Information concerning securities sold under agreement to repurchase is summarized as follows:

                                                    1996         1995
                                                ___________  ___________

  Average balance during the year               $ 2,994,165  $    82,403
  Average interest rate during the year               4.53%        6.74%
  Maximum month-end balance during the year $ 7,320,948 $ 101,084 Securities underlying the agreements at year end:
      Carrying value                              8,554,679       99,744
      Estimated fair value                        8,554,679       99,744


Other borrowed funds are summarized as follows:


                                                       December 31,
                                                ________________________
                                                    1996         1995
                                                ___________  ___________

  6.06% note payable to the Federal Home Loan
    Bank, due January 1, 1998                   $ 2,713,089  $ 3,042,140
  4.78% note payable to the Federal Home Loan
    Bank, due June 1, 1998                          976,254    1,539,360
  6.63% note payable to the Federal Home Loan
    Bank, due January 1, 2000                     2,477,149    2,611,920
  5.57% note payable to the Federal Home Loan
    Bank, due June 1, 2000                        2,133,310    2,376,835
  5.90% note payable to the Federal Home Loan
    Bank, due December 3, 2001                    5,000,000        -
  Treasury tax and loan note                      1,411,286      455,684
                                                ___________  ___________

                                                $14,711,088  $10,025,939
                                                ===========  ===========

The notes payable to the Federal Home Loan Bank are collateralized by first mortgage loans, Federal Home Loan Bank capital stock, and amounts on deposit with the Federal Home Loan Bank.

The treasury tax and loan note generally matures within one to sixty days from the transaction date. Interest is paid at an adjustable rate as set by the U. S. Government.


NOTE G - INCOME TAXES

The provision for income taxes including the tax effects of securities transactions [1996 - $3,215; 1995 - ($69,570); 1994 - ($53,002)] is
as follows:


                                          Years Ended December 31,
                                    __________________________________
                                       1996         1995       1994
                                    __________  __________  __________

  Current tax expense               $2,783,503  $2,620,259  $2,633,281
  Deferred tax expense (benefit)       (75,785)   (189,616)   (286,884)
                                    __________  __________  __________

                                    $2,707,718  $2,430,643  $2,346,397
                                    ==========  ==========  ==========


Deferred tax provisions are applicable to the following items:

                                          Years Ended December 31,
                                    __________________________________
                                       1996         1995       1994
                                    __________  __________  __________

  Depreciation                      $   57,193  $   91,482  $  (16,084)
  Loans and reserve for loan
    losses                            (267,870)   (599,459)   (404,902)
  Securities                            86,855      90,928     (43,550)
  Employee benefits                    121,543     103,966     (46,874)
  State net operating loss
    carryforward                          -        100,000     199,400
  Other, net                           (73,506)     23,467      25,126
                                    __________  __________  __________

                                    $  (75,785) $ (189,616) $ (286,884)
                                    ==========  ==========  ==========

The difference between the total expected tax expense at the federal tax rate of 34% and the reported income tax expense is as follows:

                                        Years Ended December 31,
                                 _____________________________________
                                     1996         1995         1994
                                 ___________  ___________  ___________

Tax on income before income
  taxes                          $ 3,703,483  $ 3,481,103  $ 3,224,777
Increase (decrease) resulting
  from:
    Tax-exempt income             (1,345,665)  (1,345,604)  (1,060,562)
    Goodwill amortization             79,235       75,733       74,640
Other nondeductible expenses         180,171      190,332      158,585
Tax benefit of small life
  insurance company exemption       (128,336)    (109,644)    (129,628)
State income taxes, net of
  federal benefit                    218,460      126,060       58,428
Other, net                               370       12,663       20,157
                                 ___________  ___________  ___________

                                 $ 2,707,718  $ 2,430,643  $ 2,346,397
                                 ===========  ===========  ===========

For income tax reporting purposes, NBC of Tuscaloosa retained its tax basis for its assets and liabilities. As a result, the amortization of the goodwill associated with the acquisition is not deductible.

The components of the net deferred tax asset included in other assets as of December 31, 1996 and 1995, are as follows:

                                                  1996        1995
                                              ___________  ___________
  Deferred tax assets:
    Reserve for loan losses                   $ 2,321,070  $ 2,016,430
    Employee benefits                             150,560      272,103
    Other                                         167,051       51,865
                                              ___________  ___________
      Total deferred tax assets                 2,638,681    2,340,398
                                              ___________  ___________
  Deferred tax liabilities:
    Premises and equipment                       (989,210)    (932,017)
    Deferred loan fees/costs                     (154,010)    (112,330)
    Securities                                   (366,130)    (279,275)
    Unrealized gain on available-for-sale
      securities                                 (118,756)    (464,592)
    Loans                                        (137,870)    (101,100)
                                              ___________  ___________
      Total deferred tax liabilities           (1,765,976)  (1,889,314)
                                              ___________  ___________

   Net deferred tax asset                     $   872,705  $   451,084
                                              ===========  ===========

The IRS has proposed adjustments to the Corporation's consolidated federal income tax returns for 1993 and 1994. The Corporation is contesting certain proposed adjustments and, based upon consultation with special tax counsel, management is of the opinion that any additional taxes that may result will not be material. Additional taxes resulting from uncontested adjustments were not significant.


NOTE H - EMPLOYEE BENEFITS

The following table sets forth the defined benefit plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31, 1996 and 1995:

                                               1996         1995
                                           ___________  ___________
  Actuarial present value of benefit
    obligations:
      Accumulated benefit obligation,
        including vested benefits of
        $4,747,982 in 1996 and
        $4,406,220 in 1995                 $ 5,096,410  $ 4,971,473
                                           ===========  ===========

  Projected benefit obligation for
    service rendered to date               $ 7,462,565  $ 7,513,552
  Fair value of plan assets                  7,657,982    6,890,838
                                           ___________  ___________
  Plan assets in excess of (less than)
    projected benefit obligation               195,417     (622,714)
  Unrecognized net gain                        894,039    1,303,292
  Unrecognized net asset at adoption of
    Statement No. 87 being recognized
    over employees' average remaining
    service life                              (130,280)    (162,851)
  Unrecognized prior service cost               63,290       26,761
                                           ___________  ___________

  Prepaid pension costs                    $ 1,022,466  $   544,488
                                           ===========  ===========

Net pension costs included the following components:

                                        Years Ended December 31,
                                    _______________________________
                                       1996       1995      1994
                                    _________  _________  _________

Service costs - benefits earned
  during the period                 $ 478,899  $ 392,933  $ 406,355
Interest cost on projected benefit
  obligation                          573,199    512,274    472,230
Actual return on plan assets         (713,332)  (846,454)  (370,788)
Net amortization and deferral          44,823    246,348   (245,531)
                                    _________  _________  _________

                                    $ 383,589  $ 305,101  $ 262,266
                                    =========  =========  =========

The actuarial assumptions used in determining the actuarial present value of the projected benefit obligation were as follows:

                                                  December 31,
                                             ______________________
           Assumption                         1996    1995    1994
           __________                        ______  ______  ______

Weighted average discount rate                 8.0%    7.5%    7.5%
Rate of increase in future compensation
  levels                                       5.0%    5.0%    5.0%
Expected long-term rate of return on
  plan assets                                  9.5%    9.0%    9.5%

Contributions to the ESOP amounted to $200,000 in 1996 and 1995 and $187,100 in 1994. At December 31, 1996, the plan held 81,991 shares of the Corporation's common stock. Contributions to the 401(k) plan amounted to $63,325 in 1996, $54,886 in 1995, and $54,180 in 1994.


NOTE I - RELATED PARTY TRANSACTIONS

In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, and are consistent with sound banking practices and are within applicable regulatory and lending limitations. The activity in loans to directors, executive officers, and their affiliates during 1996 is summarized as follows:

  Loans outstanding at January 1, 1996                     $ 7,004,084
  New loans                                                  3,544,036
  Repayments                                                (2,885,804)
                                                           ___________

  Loans outstanding at December 31, 1996                   $ 7,662,316
                                                           ===========

Also, in the normal course of business NBC and NBC of Tuscaloosa entered into transactions for services with companies and firms whose principals are directors and stockholders.


NOTE J - REGULATORY MATTERS

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

The Corporation and its subsidiary banks are subject to regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporations' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgment by regulators about components, risk weightings, and other related factors.

To ensure capital adequacy, quantitative measures have been established by regulators and these require the Corporation and its bank subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to adjusted total assets (leverage). Management believes, as of December 31, 1996, that the Corporation and its subsidiary banks exceed all capital adequacy requirements.

At December 31, 1996, NBC and NBC of Tuscaloosa were categorized by regulators as well-capitalized under the regulatory framework for prompt corrective action. A financial institution is considered to be well-capitalized if it has total risk-based capital of 10% or more, has a Tier I risk-based ratio of 6% or more, and has a Tier I leverage capital ratio of 5% or more. There are no conditions or anticipated events that, in the opinion of management, would change the categorization.

The actual capital amounts and ratios at December 31, 1996 and 1995, are presented in the following table. No amount was deducted from capital for interest-rate risk exposure:

                                        ($ In Thousands)

                                                Subsidiary Banks
                          NBC Capital   ______________________________
                          Corporation                         NBC
                        (Consolidated)         NBC       Of Tuscaloosa
                        ______________  ______________  ______________
                         Amount  Ratio   Amount  Ratio   Amount  Ratio
                        _______  _____  _______  _____  _______  _____

  December 31, 1996:
    Total risk-based    $68,049  16.9%  $58,952  17.0%  $ 9,025  16.6%
    Tier I risk-based    62,982  15.6%   54,610  15.8%    8,341  15.3%
    Tier I leverage      62,982  10.5%   54,610  10.4%    8,341  10.5%

  December 31, 1995:
    Total risk-based    $61,864  17.6%  $53,919  17.6%  $ 7,967  17.5%
    Tier I risk-based    57,643  16.4%   50,092  16.4%    7,397  16.2%
    Tier I leverage      57,643   9.9%   50,092   9.9%    7,397   9.8%

The minimum amounts of capital and ratios as established by banking regulators at December 31, 1996 and 1995, were as follows:

                                        ($ In Thousands)

                                                Subsidiary Banks
                          NBC Capital   ______________________________
                          Corporation                         NBC
                        (Consolidated)         NBC       Of Tuscaloosa
                        ______________  ______________  ______________
                         Amount  Ratio   Amount  Ratio   Amount  Ratio
                        _______  _____  _______  _____  _______  _____

  December 31, 1996:
    Total risk-based    $32,295   8.0%  $27,670   8.0%  $ 4,356   8.0%
    Tier I risk-based    16,148   4.0%   25,835   4.0%    2,178   4.0%
    Tier I leverage      17,974   3.0%   15,714   3.0%    2,379   3.0%

  December 31, 1995:
    Total risk-based    $28,160   8.0%  $24,498   8.0%  $ 3,646   8.0%
    Tier I risk-based    14,080   4.0%   12,249   4.0%    1,823   4.0%
    Tier I leverage      17,395   3.0%   15,122   3.0%    2,266   3.0%

The Corporation is required to maintain average reserve balances with the Federal Reserve Bank. The reserve balance varies depending upon the types and amounts of deposits. At December 31, 1996, the reserve balance with the Federal Reserve Bank was approximately $3,500,000.



NOTE K - COMMITMENTS AND CONTINGENT LIABILITIES

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of banking business and which involve elements of credit risk, interest rate risk, and liquidity risk. The commitments and contingent liabilities are commitments to extend credit, credit card lines, and commercial and similar letters of credit. A summary of commitments and contingent liabilities at December 31, 1996 and 1995, is as follows:

                                                  (In Thousands)
                                                Contractual Amount
                                                __________________

                                                   1996     1995
                                                ________  ________

  Commitments to extend credit                  $ 46,983  $ 42,924
  Credit card lines                                2,549     2,540
  Commercial and similar letters of credit         5,669     3,189

Commitments to extend credit, credit card lines, and commercial and similar letters of credit include some exposure to credit loss in the event of nonperformance of the customer. The credit policies and procedures for such commitments are the same as those used for lending activities. Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred in 1996 or 1995, nor are any significant losses as a result of these transactions anticipated.

NBC is defendant in various pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon the advice of legal counsel, the ultimate disposition of these matters will not have a material effect on the Corporation's consolidated financial statements.


NOTE L - CONCENTRATIONS OF CREDIT

Most of the loans, commitments and letters of credit of NBC and NBC of Tuscaloosa have been granted to customers in their market areas. Generally, such customers are also depositors. Investments in state and municipal securities also involve governmental entities within the banks' market areas. The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Letters of credit were granted primarily to commercial borrowers.


NOTE M - SUPPLEMENTAL CASH FLOW INFORMATION


                                         Years Ended December 31,
                                  _____________________________________
                                      1996         1995         1994
                                  ___________  ___________  ___________

  Cash paid during the year for:
    Interest                      $19,448,694  $18,009,966  $13,352,508
    Income taxes                    2,866,222    2,339,441    3,287,937

Transactions related to the acquisition of NBC of Tuscaloosa during the year ended December 31, 1994, were as follows:

  Fair value of assets acquired other than cash
    and cash equivalents                                    $59,421,478
      Liabilities assumed                                    57,238,445
                                                            ___________

  Cash paid in excess of cash and cash equivalents
    acquired                                                $ 2,183,033
                                                            ===========


NOTE N - FINANCIAL INSTRUMENTS

Disclosures about financial instruments at December 31, 1996 and 1995, are presented, as required by FASB Statement No. 107. The Corporation and its subsidiaries are not holders of derivative financial instruments as defined by FASB Statement No. 119, nor are there any off-balance sheet risks associated with these types of instruments. The following information does not purport to represent the aggregate consolidated fair value of the Corporation.

The carrying amounts presented are the amounts at which the financial instruments are reported in the consolidated financial statements.

Cash and Cash Equivalents

The balance sheets carrying amounts for cash and due from banks and short-term investments (interest-bearing deposits and federal funds sold) approximate the fair values of such assets. At December 31, 1996 and 1995, the carrying amount of cash and due from banks and short-term investments was $38,719,443 and $28,393,116, respectively.

Securities

The estimated fair value of securities is based on quoted market prices, if available. The estimated fair value is based on quoted market prices of comparable instruments, if quoted market prices are not available.

                                                           Estimated
                                             Carrying        Fair
           Date                               Amount         Value
  _________________                        ____________  ____________

  December 31, 1996                        $167,841,660  $170,801,225
                                           ============  ============

  December 31, 1995                        $179,343,452  $182,504,451
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

The carrying amounts and estimated fair value of loans consisted of the following (in thousands):

                              December 31, 1996     December 31, 1995
                            ____________________  ____________________
                                       Estimated             Estimated
                             Carrying    Fair      Carrying   Carrying
                              Amount     Value      Amount     Value
                            _________  _________  _________  _________
  Commercial, financial
    and agricultural        $  64,604  $  64,940  $  56,219  $  55,402
  Real estate -
    construction               13,578     13,696     11,892     11,675
  Real estate - mortgage      219,403    220,764    193,686    190,727
  Installment loans to
    individuals                81,351     81,664     83,281     81,763
  Other                         7,582      7,529      5,989      5,879
                            _________  _________  _________  _________
                              386,518    388,593    351,067    345,446
  Unearned interest              (903)      (903)    (2,649)    (2,649)
  Reserve for loan losses      (6,778)       -       (6,420)       -
                            _________  _________  _________  _________

  Net Loans                 $ 378,837  $ 387,690  $ 341,998  $ 342,797
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

                         December 31, 1996           December 31, 1995
                    __________________________  __________________________
                      Carrying     Estimated      Carrying    Estimated
                       Amount      Fair Value      Amount     Fair Value
                    ____________  ____________  ____________  ____________


  Noninterest-
    bearing demand  $ 71,601,043  $ 71,601,043  $ 70,360,220  $ 70,360,220
  Interest-bearing
    demand            78,953,909    78,953,909    78,971,282    78,971,282
  Savings and money
    market accounts   91,302,843    91,302,843    97,946,567    97,946,567
  Time deposits      274,894,588   273,967,972   249,505,163   250,627,159
                    ____________  ____________  ____________  ____________

                    $516,752,383  $515,825,767  $496,783,232  $497,905,228
                    ============  ============  ============  ============

FASB Statement No. 107 prohibits adjustment for any value derived from the expected retention of deposits for a future time period. That value, often referred to as a core deposit intangible, is neither included in the fair value amounts nor recorded as an intangible asset in the consolidated balance sheets.


Borrowed Funds

The carrying amounts of federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings approximate their fair value. At December 31, 1996 and 1995, the carrying amounts were $10,732,234 and $555,428, respectively.

The fair values of long-term borrowings are estimated using discounted cash flow analysis, based upon NBC's current incremental borrowing rates for similar types of borrowing arrangements.

                        December 31, 1996          December 31, 1995
                     ________________________  ________________________
                       Carrying    Estimated     Carrying    Estimated
      Payable To        Amount     Fair Value     Amount     Fair Value
  _________________  ___________  ___________  ___________  ___________

  Federal Home Loan
    Bank             $13,299,802  $13,134,983  $ 9,570,255  $ 9,617,026
                     ===========  ===========  ===========  ===========


Off-Balance Sheet Financial Instruments

Off-balance sheet financial instruments consist of commitments to extend credits, letters of credit, credit card lines, etc. Generally, these instruments have a term of thirty days to one year. Management is of the opinion the estimated fair value is not significantly different than the contractual or notational amounts. At December 31, 1996 and 1995, these instruments totaled $55,201,000 and $48,653,000, respectively.


NOTE O - CONDENSED PARENT COMPANY STATEMENTS

Balance sheets as of December 31, 1996 and 1995, and statements of income and cash flows for the years ended December 31, 1996, 1995 and 1994, of NBC Capital Corporation (parent company only) are presented below:

                           BALANCE SHEETS

                                               1996           1995
                                           ____________   ____________
Assets
Cash                                       $    104,142   $    110,344
Investment in bank subsidiaries              64,869,018     60,295,510
Other assets                                  2,583,536      2,572,343
                                           ____________   ____________

                                           $ 67,556,696   $ 62,978,197
                                           ============   ============
Liabilities and Stockholders' Equity
Other liabilities                          $  2,709,332   $  2,705,931
Stockholders' equity                         64,847,364     60,272,266
                                           ____________   ____________

                                           $ 67,556,696   $ 62,978,197
                                           ============   ============



                         STATEMENTS OF INCOME

                                         Years Ended December 31,
                                 _____________________________________
                                     1996         1995         1994
                                 ___________  ___________  ___________
Income

Dividends from NBC               $ 2,940,000  $ 2,880,000  $11,706,226
Other                                 64,715          -            -
                                 ___________  ___________  ___________
                                   3,004,715    2,880,000   11,706,226

Expense                               44,450       89,361       74,053
                                 ___________  ___________  ___________
Income before income taxes
  and equity in undistributed
  earnings of subsidiaries         2,960,265    2,790,639   11,632,173
Income tax benefit (expense)          (7,545)      38,075       25,178
                                 ___________  ___________  ___________
Income before equity in
  undistributed earnings
  of subsidiary                    2,952,720    2,828,714   11,657,351
Equity in earnings in excess
  of dividends                     5,232,160    4,979,181          -
Equity in dividends in excess
  of earnings                            -            -     (4,519,109)
                                 ___________  ___________  ___________

Net income                       $ 8,184,880  $ 7,807,895  $ 7,138,242
                                 ===========  ===========  ===========



                       STATEMENTS OF CASH FLOWS

                                         Years Ended December 31,
                                 _____________________________________
                                     1996         1995         1994
                                 ___________  ___________  ___________

Cash Flows From Operating
Activities

Net income                       $ 8,184,880  $ 7,807,895  $ 7,138,242
Equity in subsidiaries
  earnings in excess of
  dividends                       (5,232,160)  (4,979,181)         -
Equity in subsidiaries
  dividends received
  in excess of earnings                  -            -      2,455,109
Other, net                           (54,922)      29,494       11,171
                                 ___________  ___________  ___________

Net cash provided by operating
  activities                       2,897,798    2,858,208    9,604,522
                                 ___________  ___________  ___________
Cash Flows Used in Investing
Activities

Investment in NBC of Tuscaloosa          -            -     (9,131,967)

Cash Flows From Financing
Activities

Dividends paid on common stock    (2,904,000)  (2,880,000)    (396,000)
                                 ___________  ___________  ___________
Net cash used in financing
  activities                      (2,904,000)  (2,880,000)    (396,000)
                                 ___________  ___________  ___________

Net increase (decrease) in
  cash and cash equivalents           (6,202)     (21,792)      76,555
Cash and cash equivalents at
  beginning of year                  110,344      132,136       55,581
                                 ___________  ___________  ___________
Cash and cash equivalents at
  end of year                    $   104,142  $   110,344  $   132,136
                                 ===========  ===========  ===========