Form 10-K, Exhibit 13
period 1997-12-31
NBC CAPITAL CORP
filed 1998-03-27
CIK 742054

EXHIBIT 13.a.

                           MARKET INFORMATION


Common Stock

The company's common stock is traded primarily in Monroe, Lowndes, Clay, Oktibbeha, Neshoba, and Noxubee Counties in Mississippi and Tuscaloosa County in Alabama. Market prices are the estimates of management based on transactions of which they had knowledge. Quarterly high and low sale prices are not available; however, the approximate ranges in which the stock traded were between $20.75 and $23.75 during 1996, and $23.75 and $32.00 during 1997 (price per share has been restated where necessary to reflect the 1997 stock split). Dividends were declared semi-annually in June and December of each of the years reported.



                                EXHIBIT 13.b.

                           SELECTED FINANCIAL DATA

                           YEARS ENDED DECEMBER 31,


                    1997         1996        1995         1994         1993
               ____________ ____________ ____________ ____________ ____________
INCOME DATA
Interest and
 fees on loans $ 35,882,854 $ 32,912,956 $ 30,730,631 $ 25,216,740 $ 19,097,106
Interest and
 dividends on
 investment
 securities      10,318,062   10,530,540   11,072,491   10,338,962   11,036,898
Other interest
 income             918,836      401,629      446,455      257,671      143,759
               ____________ ____________ ____________ ____________ ____________
Total interest
 income          47,119,752   43,845,125   42,249,577   35,813,373   30,277,763

Interest
 expense         21,415,861   19,308,329   18,684,733   13,545,475   11,540,090
               ____________ ____________ ____________ ____________ ____________
Net interest
 income          25,703,891   24,536,796   23,564,844   22,267,898   18,737,673
Provision for
 loan losses      1,100,000    1,314,000    1,165,000    1,234,024    1,634,960
               ____________ ____________ ____________ ____________ ____________
Net interest
 income after
 provision for
 loan losses     24,603,891   23,222,796   22,399,844   21,033,874   17,102,713
               ____________ ____________ ____________ ____________ ____________
Service
 charges on
 deposit
 accounts         3,869,551    3,675,581    3,382,570    3,329,928    2,606,042
Other income      3,287,947    2,965,157    2,480,667    2,394,711    2,756,746
               ____________ ____________ ____________ ____________ ____________
 Total
  noninterest
  income          7,157,498    6,640,738    5,863,237    5,724,639    5,362,788
               ____________ ____________ ____________ ____________ ____________
Salaries and
 employee
 benefits        11,124,824   10,840,636   10,278,758    9,608,105    8,404,911
Occupancy and
 equipment
 expense          2,848,179    2,525,186    2,467,351    2,237,060    1,836,524

Other expenses    5,747,705    5,605,114    5,278,434    5,428,709    4,469,271
               ____________ ____________ ____________ ____________ ____________
Total
 noninterest
 expense         19,720,708   18,970,936   18,024,543   17,273,874   14,710,706
               ____________ ____________ ____________ ____________ ____________

Income before
 income taxes
 and
 cumulative
 effect of a
 change in
 accounting
 principle       12,040,681   10,892,598   10,238,538    9,484,639    7,754,795
Income taxes      3,289,440    2,707,718    2,430,643    2,346,397    1,588,508
Cumulative
 effect
 (benefit) of
 change in
 accounting
 principle              -            -            -            -      (174,160)
               ____________ ____________ ____________ ____________ ____________

Net income     $  8,751,241 $  8,184,880 $  7,807,895 $  7,138,242 $  6,340,447
               ============ ============ ============ ============ ============

PER SHARE
DATA (1)
Net income     $       1.82 $       1.71 $       1.63 $       1.49 $       1.32
Dividends               .66          .61          .60          .51          .44

FINANCIAL DATA
Shares
 outstanding      4,800,000    1,200,000    1,200,000    1,200,000    1,200,000
Total assets   $646,826,287 $614,429,599 $576,215,391 $545,404,537 $452,356,731
Net loans      $387,689,856 $378,837,183 $341,998,215 $317,812,315 $247,479,066
Total deposits $529,323,735 $516,752,383 $496,783,232 $455,761,308 $383,484,153
Total
 stockholders'
 equity        $ 70,618,602 $ 64,847,364 $ 60,272,268 $ 51,654,561 $ 49,759,895


(1) Per share data has been adjusted retroactively for stock splits.



                             EXHIBIT 13.c.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS



NBC Capital Corporation

The following discussion is intended to further explain financial information outlined in the accompanying five year summary of Selected Financial Data. Information contained in this data summary depicts selected totals from the company's balance sheet and operating results for the past five years. Your attention is also directed to management's letter to shareholders at the beginning of this Annual Report. This letter further explains significant changes that occurred in the company's operation during the past year.

FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Since 1993, the total assets of the company have increased 43.0%. The 20.6% growth in 1994 reflects the company's acquisition of First State Bank in Tuscaloosa, Alabama. Loans have increased 56.7% between 1993 and 1997. Loan growth has been consistent in each of the years noted in the schedule. The quality of the portfolio remains excellent. Net charge-offs for 1995, 1996 and 1997, were .14%, .18% and .19% of net loans outstanding, respectively.

Deposits have grown 38.0% over the period 1993-1997. The 18.9% increase in 1994 is again attributable to the First State Bank of Tuscaloosa acquisition. During the period 1994, management had felt that it could improve profits by allowing loans to grow faster than deposits. This practice was modified somewhat during 1995, 1996 and 1997, as loans reached more optimum levels relative to outstanding deposits.

Shareholders' equity, particularly as it relates to assets, has represented a consistent strength of the company throughout the years noted in the summary data. Shareholders' equity has increased 41.9% since 1930. Shareholders' equity reflected an unrealized gain on "Available-for-Sale Securities" of $906,236, $236,452 and $424,449 in 1995, 1996 and 1997, respectively, as required to be reported under FASB 115.

Net income has increased in each of the five years reported. The total increase since 1993 (4 years) has been 38.0%. Return on average assets
(ROA), a primary measure of earning strength, has been 1.4% in each year since 1993, reflecting a return that has allowed the company to consistently perform at high levels. Earnings per share have also grown each year, increasing from $1.32 in 1993 to $1.82 in 1997. All earnings per share amounts have been restated to reflect the 1997 stock split.

Regular cash dividends have increased in each of the years outlined in the summary. A 10.86% stock dividend was declared in September, 1993. Also, a special cash dividend of $.15 per share was paid in 1995 in recognition of the company's strong earnings and equity positions. As stated in the preceding paragraph, all per share amounts have been restated to reflect the 1997 stock split.

Net interest income ("NII"), the primary source of earnings for the company, has increased in each of the years noted. This income component represents income generated from earning assets less the interest expense of funding those assets. NII increased 5.8% in 1995, 4.1% in 1996 and 4.8% in 1997. These increases are in contrast to the 18.8% growth in this income component in 1994. Reduced increases in 1995, 1996 and 1997, are attributable to the company being less aggressive in passing reduced asset yields to the deposit side of the balance sheet since these deposits were increasingly needed to fund loan growth. Changes in NII may be divided into two components, the change in average earning assets (volume component) and the change in the net interest margin (rate component). Net interest margin represents the difference between yields on earning assets and rates paid on interest bearing liabilities. During 1997, the average earning assets increased by $31.8 million or 5.9%. Net interest margin for the year decreased to 4.29% from 4.35% in 1996. The primary reasons for this decline were a decrease in loan yields that resulted from an overall decline in interest rates in 1997, and increased competition for good quality loans. Also, deposit cost did not decrease by a corresponding amount because of the competition in the market for these dollars from other banks and from the investment community. These factors were partially offset by the growth in average earning assets during 1997. The growth in the company's loan portfolio during 1997 represented the key earning asset increase that held the decline in NII to the 6 basis point decrease noted above.

The company has also maintained a consistent and disciplined asset/ liability management policy during each of the years noted in the summary. This policy focuses on interest rate risk and rate sensitivity. The primary objective of rate sensitivity management is to maintain interest income growth while reducing exposure to adverse fluctuations in rates. The company utilizes an Asset/Liability Management Committee that evaluates and analyzes the company's pricing, asset/liability maturities and growth, and balance sheet mix strategies in an effort to make informed decisions that will increase income and limit interest rate risk. The committee uses simulation modeling as a guide for its decision making. Modeling techniques are also utilized to forecast changes in net income and the economic value of equity under assumed fluctuations in interest rate levels.

Due to the potential volatility of interest rates, NBC's goal is to stabilize the net interest margin by maintaining a neutral rate sensitive position. At year end 1997, the company's balance sheet reflected $17.5 million more in rate sensitive liabilities than assets that were scheduled to reprice within one year. This represents 2.7 % of total assets that would be considered an essentially neutral rate sensitive position. It is felt that the company's position places it in a low
interest rate risk posture.   Management has adopted a basically neutral
position regarding interest rates in 1998 with a slight bias toward lower rates during the second half of the year. Management has never felt that speculating on changes in interest rate levels warranted moving the company from a neutral position in its rate sensitive asset/liability relationships. Although earnings could be enhanced if predictions were correct, they could also be put at significant risk if a neutral position is deliberately avoided and interest rates move against predictions.

The company's Provision for Loan and Lease Losses is utilized to replenish its Reserve for Loan and Lease Losses on its balance sheet. The reserve is maintained at a level deemed adequate by the Board of Directors after the Board's evaluation of the risk exposure contained in the company's loan portfolio. The reserve amount maintained at the end of 1997 was deemed entirely adequate to cover exposure within the company's loan portfolio. The reserve has increased 57.7% since 1993 and stood at 1.8% of net loans at the end of 1997.

The non-interest income and non-interest expense totals reflect the impact of the First State Bank of Tuscaloosa acquisition in 1994. Non-interest income includes various service charges, fees, and commissions collected by the company. Non-interest expense represents ordinary overhead expenses to include salaries, bonuses, and benefits. Non-interest expenses were assisted during 1996 with the virtual elimination of Bank Insurance Fund premiums. During 1997, the non-interest income was increased by profit realized from the sale of the assets of Philadelphia Finance Company, a wholly-owned subsidiary of the National Bank of Commerce of Mississippi. The sale included the loan portfolio, as well as the fixtures and equipment. The company remains an inactive, wholly-owned subsidiary of the Bank. Additionally, the company settled a difference with the IRS during 1997 that affected tax years 1993 through 1996. These two items had a positive net impact on earnings per share in 1997, of approximately $.01 per share. Finally, the company maintains a formal salary administration program that considers extensive comparative salary data and other indexes supplied by a leading outside consulting firm. This data is utilized to assure that salaries are in line and competitive to comparable jobs in the marketplace. Incentive bonuses were expensed in each of the years noted and were paid to employees based on the attainment of predetermined profit goals.

Growth in the company's income tax expense generally parallels income gains. High quality, tax-free municipal bonds are added to the portfolio as deemed prudent in an effort to minimize tax liabilities. Large purchases of municipal securities in December 1994 and January 1995 at attractive rates have assisted in reducing the company's effective tax rate. However, the ability to significantly reduce income tax expense through this investment choice is limited by the Alternative Minimum Tax Provision and the company's normal liquidity and balance sheet structure requirements. Also, the availability of these securities at acceptable spreads to comparable U.S. Treasury taxable rates was significantly diminished during 1996 and 1997. The company received a $174,160 tax benefit in 1993 resulting from a change in accounting principles regarding deferred income taxes. The company's effective tax rate was 24.9% in 1996 and 27.3% in 1997.


LIQUIDITY, ASSET/LIABILITY MANAGEMENT

Liquidity may be defined as the ability of the company to meet cash flow requirements created by decreases in deposits and/or other sources of funds or increases in loan demand. The company has experienced no problem with liquidity over any of the years noted and anticipates that all liquidity requirements will be met comfortably in the future. The company's traditional sources of funds from deposit increases, maturing loans and investments, and earnings have allowed it to consistently generate sufficient funds for liquidity needs. The company experienced fewer periods of excess liquidity during 1995, 1996 and 1997, as loan volume continued to grow relative to deposits, and the company's loan/ deposit ratio reached a 73% level at the end of 1997. The Consolidated Statements of Cash Flows clearly indicated that the company has con-sistently generated sufficient liquidity from traditional sources to take care of its needs and actually increase cash and cash equivalents from $28 million at the end of 1995 to $43 million at the end of 1997. The company has utilized the Federal Home Loan Bank as a source of funding for fixed rate, term loan commitments. At the end of 1997 the company had out-standing to the Federal Home Loan Bank $15.2 million that is scheduled to mature over the next five years. The company expects normal earnings and other cash flows to allow it to retire these funding lines with no adverse effect on liquidity. The company also began offering repurchase agreements on a more aggressive basis to accommodate excess funds of some of its larger depositors during 1996. Management felt it was important to stabilize these traditional deposit sources as opposed to risking the potential loss of these funds to alternative investment arrangements.
The company had repurchase agreements amounting to $7.3 million and $20 million at December 31, 1996, and 1997, respectively. The level of repurchase agreement activity is limited by the availability of invest-ment portfolio securities to be pledged against the accounts. Management believes that the normal sources of liquidity are sufficient to redeem the agreement, if necessary.

The company does not have plans at this time for any discretionary spending that would have a material impact on liquidity. Additionally, the company has no plans for the refinancing or redemption of any liabilities other than normal maturities and payments relating to the borrowings from the Federal Home Loan Bank.

As mentioned previously, the company maintains a strict asset/liability management policy. As part of this policy, the company does not engage in currency or interest rate swaps, nor does it purchase and hold any derivative securities. The adherence to such a policy has an obvious material effect on the structure of the company's balance sheet, and, to a degree, on its liquidity positions.

The Year 2000 issue is of great importance to the company's two banking subsidiaries. Both banks have developed very specific plans and time-tables for dealing with this issue. These plans have been reviewed by the regulators and are currently scheduled for completion in accordance with the guidelines of the regulators. They cover both the internal issues of the banks' hardware and software programs and the external issue of contacting the major customers that would increase the banks' risk if they are not ready to deal with these issues on January 1, 2000. At this time, management is of the opinion that this issue is under control and that plans are in place to control and mitigate our risk. Also, the cost associated with the correction of the Year 2000 issue will not have a material impact on the future operations of the company.

CAPITAL

Retained earnings have served as the company's exclusive source of capital growth over the five years noted in the financial summary. Shareholders' equity as stated previously, has grown consistently over this period and relates quite favorably to the company's assets.

Current regulatory requirements call for a basic leverage ratio of 5.0% for a bank to be considered as "well-capitalized." At the end of 1997, NBC maintained a 10.8% leverage ratio that obviously allowed it to significantly exceed the ratio required for a "well-capitalized" institution.

Regulatory authorities also evaluate a financial institution's capital under certain risk-weighted formulas (high risk assets would require a higher capital allotment, lower risk assets a lower capital allotment). In this context, a "well-capitalized" bank is required to have a Tier 1 risk-based capital ratio (excludes reserve for loan losses) of 6.0% and a total risk-based capital ratio (includes reserve for loan losses) of 10.0%. At the end of 1997, the company had a Tier 1 ratio of 16.4% and a total risk-based capital ratio of 17.7%, once again placing the company well above the level required for a "well-capitalized" institution.

The company's capital position obviously exceeds regulatory requirements, even for "well-capitalized" institutions. Equity capital has increased 41.9% since 1993 to total 10.9% of assets at the end of 1997. Management considers this level of capital to be entirely sufficient to support the needs of the company. There are no material commitments for the use of capital resources that cannot be funded from normal liquidity.


                                EXHIBIT 13.d.

                     CONSOLIDATED FINANCIAL STATEMENTS



                           NBC CAPITAL CORPORATION

                      CONSOLIDATED FINANCIAL STATEMENTS

                                    AND

              INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

                       DECEMBER 31, 1997 AND 1996



                                REPORT OF
               INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
NBC Capital Corporation


We have audited the accompanying consolidated balance sheets of NBC Capital Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of NBC Capital Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                        T. E. LOTT & COMPANY
                                        Certified Public Accountants

Columbus, Mississippi
January 13, 1998



                         NBC CAPITAL CORPORATION

                       CONSOLIDATED BALANCE SHEETS

                       DECEMBER 31, 1997 AND 1996


      ASSETS                                     1997          1996
                                             ____________  ____________

Cash and due from banks                      $ 23,535,966  $ 29,126,083
Interest-bearing deposits with banks              319,572       493,360
Federal funds sold                             18,947,814     9,100,000
Securities (Note C)                           185,712,293   167,841,660
Loans, net of reserve for loan losses of
 $7,015,769 in 1997 and $6,777,637 in 1996
 (Note D)                                     387,689,856   378,837,183
Interest receivable                             6,351,764     5,755,778
Premises and equipment (Note E)                13,355,743    13,267,167
Other real estate                                 225,546       729,762
Intangible assets                               2,554,758     2,751,506
Other assets                                    8,132,975     6,527,100
                                             ____________  ____________

                                             $646,826,287  $614,429,599
                                             ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
 Noninterest-bearing deposits                $ 74,083,269  $ 71,601,043
 Interest-bearing deposits, $100,000
  or more                                      69,203,315    62,090,903
 Other interest-bearing deposits              386,037,151   383,060,437
                                             ____________  ____________

  Total deposits                              529,323,735   516,752,383
 Interest payable                               2,478,912     2,205,779
 Federal funds purchased and securities
  sold under repurchase agreements (Note F)    20,021,209     9,320,948
 Other borrowed funds (Note F)                 17,624,380    14,711,088
 Other liabilities                              6,759,449     6,592,037
                                             ____________  ____________

  Total liabilities                           576,207,685   549,582,235

Commitments and contingent liabilities
 (Note K)
Stockholders' equity (Notes B and J):
 Common stock - $1 par value, authorized
  10,000,000 shares in 1997 and 3,000,000
  shares in 1996; issued and outstanding
  4,800,000 shares in 1997 and 1,200,000
  shares in 1996                                4,800,000     1,200,000
 Surplus                                       33,002,133    33,002,133
 Undivided profits                             32,392,020    30,408,779
Unrealized gain on available-for-sale
 securities, net of deferred income taxes         424,449       236,452
                                             ____________  ____________
                                               70,618,602    64,847,364
                                             ____________  ____________

                                             $646,826,287  $614,429,599
                                             ============  ============

     The accompanying notes are an integral part of these statements.



                       NBC CAPITAL CORPORATION

                  CONSOLIDATED STATEMENTS OF INCOME

             YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                     1997         1996           1995
                                ____________  ____________  ____________
INTEREST INCOME
Interest and fees on loans      $ 35,882,854  $ 32,912,956  $ 30,730,631
Interest and dividends on
 securities:
  Taxable interest and
   dividends                       6,657,540     6,789,316     7,232,827
  Tax-exempt interest              3,660,522     3,741,224     3,839,664
Other                                918,836       401,629       446,455
                                ____________  ____________  ____________
                                  47,119,752    43,845,125    42,249,577
INTEREST EXPENSE
Interest on time deposits of
 $100,000 or more                  3,863,417     3,769,263     3,418,128
Interest on other deposits        16,050,087    14,743,655    14,488,121
Interest on borrowed funds         1,502,357       795,411       778,484
                                ____________  ____________  ____________
                                  21,415,861    19,308,329    18,684,733
                                ____________  ____________  ____________
Net interest income               25,703,891    24,536,796    23,564,844
Provision for loan losses
 (Note D)                          1,100,000     1,314,000     1,165,000
                                ____________  ____________  ____________
  Net interest income after
   provision for loan losses      24,603,891    23,222,796    22,399,844

OTHER INCOME
Service charges on deposit
 accounts                          3,869,551     3,675,581     3,382,570
Other service charges and fees     1,676,922     1,788,744     1,663,310
Trust Department income            1,057,359       935,829       846,296
Securities (losses) gains, net       (58,705)        8,574      (185,523)
Other                                612,371       232,010       156,584
                                ____________  ____________  ____________
                                   7,157,498     6,640,738     5,863,237
                                ____________  ____________  ____________

OTHER EXPENSE
Salaries                           9,263,275     8,933,364     8,428,133
Employee benefits (Note H)         1,861,549     1,907,272     1,850,625
Net occupancy expense              1,553,957     1,501,011     1,380,148
Furniture and equipment
 expense                           1,294,222     1,024,175     1,087,203
Deposit insurance premiums            63,185         4,000       525,744
Other                              5,684,520     5,601,114     4,752,690
                                ____________  ____________  ____________
                                  19,720,708    18,970,936    18,024,543
                                ____________  ____________  ____________

Income before income taxes        12,040,681    10,892,598    10,238,538
Income taxes (Note G)              3,289,440     2,707,718     2,430,643
                                ____________  ____________  ____________

Net income                      $  8,751,241  $  8,184,880  $  7,807,895
                                ============  ============  ============

Net income per share (Note B)   $       1.82  $       1.71  $       1.63

     The accompanying notes are an integral part of these statements.



                         NBC CAPITAL CORPORATION

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                     Net
                                                 Unrealized
                                                 Gain (Loss)
                                                     On
                                                 Available-
                Common               Undivided    For-Sale
                Stock     Surplus     Profits    Securities      Total
             __________ ___________ ___________  ___________  ___________
Balance,
 January 1,
 1995        $1,200,000 $33,002,133 $20,236,004  $(2,783,576) $51,654,561
Net income
 for 1995           -           -     7,807,895          -      7,807,895
Cash
 dividends
 declared,
 $.60 per
 share              -           -    (2,880,000)         -     (2,880,000)
Net change
 in
 unrealized
 gain (loss)
 on
 available-
 for-sale
 securities,
 net of tax         -           -           -      3,689,812    3,689,812
             __________ ___________ ___________  ___________  ___________
Balance,
 Decem-
 ber 31,
 1995         1,200,000  33,002,133  25,163,899      906,236   60,272,268
Net income
 for 1996           -           -     8,184,880          -      8,184,880
Cash
 dividends
 declared,
 $.61 per
 share              -           -    (2,940,000)         -     (2,940,000)
Net change
 in
 unrealized
 gain
 (loss) on
 available-
 for-sale
 securities,
 net of tax         -           -           -       (669,784)    (669,784)
             __________ ___________ ___________  ___________  ___________
Balance,
 Decem-
 ber 31,
 1996         1,200,000  33,002,133  30,408,779      236,452   64,847,364
Net income
 for 1997           -           -     8,751,241          -      8,751,241
Cash
 dividends
 declared,
 $.66 per
 share              -           -    (3,168,000)         -     (3,168,000)
Stock split
 effected
 in the
 form of a
 stock
 dividend
 (Note B)     3,600,000         -    (3,600,000)         -            -
Net change
 in
 unrealized
 gain (loss)
 on
 available-
 for-sale
 securities         -           -           -        187,997      187,997
             __________ ___________ ___________  ___________  ___________
Balance,
 Decem-
 ber 31,
 1997        $4,800,000 $33,002,133 $32,392,020  $   424,449  $70,618,602
             ========== =========== ===========  ===========  ===========

       The accompanying notes are an integral part of these statements.




                            NBC CAPITAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                     1997         1996         1995
                                 ___________  ___________  ____________
CASH FLOWS FROM
OPERATING ACTIVITIES
Net income                       $ 8,751,241  $ 8,184,880  $  7,807,895
Adjustments to reconcile net
 income to net cash:
  Depreciation and amortization    1,587,773    1,387,866     1,376,515
  Deferred income taxes
   (credits)                        (162,135)     (75,785)     (189,616)
  Provision for loan losses        1,100,000    1,314,000     1,165,000
  FHLB stock dividend               (115,200)    (107,700)     (111,000)
  Losses (gains) on sale of
   securities                         58,705       (8,574)      185,523
  Deferred credits                  (122,650)    (109,119)     (105,214)
  Increase in interest
   receivable                       (595,986)    (236,428)   (1,029,340)
  Increase in other assets        (1,083,963)  (1,564,922)     (348,734)
  Increase (decrease) in
   interest payable                  273,133     (140,365)      674,767
  Increase (decrease) in other
   liabilities                       (26,235)    (130,371)      110,808
                                 ___________  ___________  ____________
  Net cash provided by
   operating activities            9,664,683    8,513,482     9,536,604

CASH FLOWS FROM
INVESTING ACTIVITIES
Purchases of available-for-
 sale securities                 (58,286,561) (27,178,274)  (38,095,497)
Proceeds from sales of
 available-for-sale securities     6,442,177    1,742,374    11,451,366
Proceeds from maturities and
 calls of available-for-sale
 securities                       34,000,049   35,638,881    30,728,981
Purchases of securities to be
 held-to-maturity                        -            -      (1,746,435)
Proceeds from maturities and
 calls of held-to-maturity
 securities                          315,458      399,869        24,580
Increase in loans                 (9,830,023) (38,043,849)  (25,245,686)
Additions to premises and
 equipment                        (1,430,779)  (1,717,660)   (1,318,849)
                                 ___________  ___________  ____________
Net cash used in investing
 activities                      (28,789,679) (29,158,659)  (24,201,540)
                                 ___________  ___________  ____________
CASH FLOWS FROM
FINANCING ACTIVITIES
Increase in deposits              12,571,352   19,969,151    41,021,924
Dividends paid on common stock    (2,976,000)  (2,904,000)   (2,484,000)
Net increase (decrease) in
 borrowed funds                   13,613,553   13,906,353   (20,033,880)
                                 ___________  ___________  ____________
Net cash provided by financing
 activities                       23,208,905   30,971,504    18,504,044
                                 ___________  ___________  ____________
Net increase in cash and cash
 equivalents                       4,083,909   10,326,327     3,839,108
Cash and cash equivalents at
 beginning of year                38,719,443   28,393,116    24,554,008
                                 ___________  ___________  ____________

Cash and cash equivalents at
 end of year                     $42,803,352  $38,719,443  $ 28,393,116
                                 ===========  ===========  ============

     The accompanying notes are an integral part of these statements.



                           NBC CAPITAL CORPORATION

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 AND 1996



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

 2.   Nature of Operations

The Corporation is a multi-bank holding company. Its primary asset is its investment in its subsidiary banks. NBC and NBC of Tuscaloosa provide full banking services, including trust services. The banks operate under national bank charters and are subject to regulation of the Office of the Comptroller of the Currency. The area served by NBC is the North Central region of Mississippi with locations in nine communities. NBC of Tuscaloosa serves the Tuscaloosa, Alabama area. The primary asset of NBC Service Corporation is its investment in Commerce National Insurance Company, a life insurance company. Philadelphia Finance Corporation is a finance company located in Philadelphia, Mississippi. In March, 1997, substantially all of the assets, including the loan portfolio of Philadelphia Finance Corporation were sold and, subsequently, no significant business activity was conducted.

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

Trading Account Securities

Trading account securities are those securities which are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 1997 and 1996.

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

 9.  Intangible Assets

Intangible assets, consisting principally of goodwill associated with acquisitions, are being amortized to expense using the straight-line method over a fifteen year period. Amortization expense was $196,748 for 1997, $196,145 for 1996, and $185,845 for 1995.

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

 12. Employee Benefits

NBC and NBC of Tuscaloosa maintain a noncontributory defined benefit pension plan covering substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and compensation. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. The annual pension cost charged to expense is actuarially determined in accordance with the provisions of Statement of Financial Accounting No. 87, "Employers' Accounting for Pensions."

NBC and NBC of Tuscaloosa provide a deferred compensation arrangement (401(k) plan) whereby employees contribute a percentage of their compensation. For employee contributions of five percent or less, NBC and NBC of Tuscaloosa contribute matching contributions of twenty-five percent of the employee's contribution to the plan. Beginning in 1998, NBC and NBC of Tuscaloosa will make matching contributions of fifty percent of employee contributions of six percent or less for employees with twenty years or less of service. For employees with service in excess of twenty years, the matching contribution is seventy-five percent of employee contributions of six percent or less.

Employees of NBC and NBC of Tuscaloosa participate in a nonleveraged Employee Stock Ownership Plan (ESOP) through which common stock of the Corporation is purchased at its market price for the benefit of employees. Contributions are made at the discretion of the Board of Directors and are expensed in the applicable year. The ESOP is accounted for in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans."

NBC makes available a deferred income plan to certain employees and directors. Costs are accrued and charged to expense in amounts sufficient to equal the present value of benefits due at the participant's full eligibility date.

The Corporation provides an employee stock benefit plan whereby 8,434 shares (adjusted for stock split) of the Corporation's stock have been assigned for the benefit of certain key employees. Under the terms of the plan, retirement or similar payments will be equal to the fair market value of the stock plus all cash dividends paid since the adoption of the agreement. Compensation expense was recorded at the establishment date based on the market value of the stock. The difference between any increase or decrease in the value of the stock is recorded annually as an adjustment to salaries.

13.  Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for a one-day period.

14.  Per Share Data

The computation of per share data is based on 4,800,000 shares outstanding during each year. In February, 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, "Earnings Per Share" which is effective for years ending after December 15, 1997. Under Statement
No. 128, two earnings per share (EPS) amounts are to be considered and presented, if applicable. Basic EPS is calculated based on income available to common shareholders by the weighted-average number of common shares outstanding during the reporting period. Diluted EPS includes any additional dilution from potential common stock outstanding, such as exercise of stock options. The Corporation has no arrangements resulting in potential common stock outstanding. Therefore, diluted EPS is not presented.

Per share data has been adjusted for all periods presented for the four-for-one stock split effected in the form of a 300% stock dividend (See Note B).

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

16.  Accounting Pronouncements

In June, 1997, the FASB issued Statement No. 130, "Reporting of Comprehensive Income." This Statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of financial statements. It also requires that all items recognized under accounting standards as components of comprehensive income be reported in the financial statements and each be displayed with the same prominence.
This Statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required.


NOTE B - STOCK SPLIT

At a meeting of the shareholders on October 14, 1997, the authorized shares of common stock were increased from 3,000,000 to 10,000,000 in connection with a four-for-one common stock split effected in the form of a 300% stock dividend. Accordingly, outstanding shares of common stock were increased by 3,600,000. A transfer of $3,600,000, representing the par value of additional shares issued, was made from undivided profits to the common stock account. References in the consolidated financial statements and notes thereto with regard to per share and related data have been retroactively adjusted to give effect to the transaction.


NOTE C - SECURITIES

Securities at December 31, 1997 and 1996, consisted of available-for-sale securities with a carrying amount of $154,354,455 and $136,168,363, respectively, and securities to be held-to-maturity with a carrying amount of $31,357,838 and $31,673,297, respectively. The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of these securities are as follows:

                                       December 31, 1997
                       __________________________________________________
                                       Gross       Gross      Estimated
                        Amortized    Unrealized  Unrealized     Fair
                           Cost        Gains       Losses       Value
                       ____________  __________  __________  ____________
Available-for-sale
 securities:
  U. S. Treasury
   securities          $ 31,804,235  $  106,764  $   91,380  $ 31,819,619
  Obligations of
   other U. S.
  Government agencies    23,150,689     111,060      10,172    23,251,577
  Obligations of
   states and
   municipal
   subdivisions          49,734,356     358,908      33,980    50,059,284
  Mortgage-backed
   securities            42,924,307     306,433      51,332    43,179,408
  Equity securities       3,754,900         -           -       3,754,900
  Other securities        2,343,175      18,115      71,623     2,289,667
                       ____________  __________  __________  ____________

                       $153,711,662  $  901,280  $  258,487  $154,354,455
                       ============  ==========  ==========  ============
Held-to-maturity
 securities:
  Obligations of
   states and
   municipal
   subdivisions        $ 31,357,838  $3,049,045  $    1,860  $ 34,405,023
                       ============  ==========  ==========  ============


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
                       ============  ==========  ==========  ============

The scheduled maturities of securities available-for-sale and securities to be held-to-maturity at December 31, 1997, are as follows:


                         Available-for-Sale          Held-to-Maturity
                     __________________________  ________________________
                                     Estimated                 Estimated
                      Amortized        Fair       Amortized      Fair
                         Cost          Value         Cost        Value
                     ____________  ____________  ___________  ___________
Due in one year or
 less                $ 19,445,223  $ 19,529,972  $       -    $       -
Due after one year
 through five years    68,838,715    69,104,007    4,008,998    4,178,181
Due after five years
 through ten years     17,067,432    17,175,337   10,749,064   11,799,985
Due after ten years     1,354,298     1,351,408   16,599,776   18,426,857
Mortgage-backed
 securities
 and other
 securities            47,005,994    47,193,731          -            -
                     ____________  ____________  ___________  ___________

                     $153,711,662  $154,354,455  $31,357,838  $34,405,023
                     ============  ============  ===========  ===========

Gross gains of $4,682, $9,599, and $14,761, and gross losses of $63,387, $1,025, and $200,284 were realized on available-for-sale securities in 1997, 1996, and 1995, respectively.

Securities with a carrying value of $117,103,791 and $113,317,669 at December 31, 1997 and 1996, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.


NOTE D - LOANS

Loans outstanding include the following types:       (In Thousands)
                                                       December 31,
                                                      1997      1996
                                                    ________  ________

  Commercial, financial and agricultural            $ 63,720  $ 64,604
  Real estate - construction                          14,867    13,578
  Real estate - mortgage                             232,892   219,403
  Installment loans to individuals                    77,128    81,351
  Other                                                6,203     7,582
                                                    ________  ________
                                                     394,810   386,518
  Unearned interest                                     (104)     (903)
  Reserve for loan losses                             (7,016)   (6,778)
                                                    ________  ________

                                                    $387,690  $378,837
                                                    ========  ========

Transactions in the reserve for loan losses are summarized as follows:

                                          Years Ended December 31,
                                       1997        1996        1995
                                    __________  __________  __________

  Balance at beginning of year      $6,777,637  $6,419,570  $5,719,110
  Additions:
   Provision for loan losses
    charged to operating expense     1,100,000   1,314,000   1,165,000
   Recoveries of loans previously
    charged off                        353,640     281,251     303,259
                                    __________  __________  __________
                                     8,231,277   8,014,821   7,187,369
  Deductions:
   Loans charged off                 1,089,922   1,237,184     767,799
   Reserve applicable to loans
    sold of finance company            125,586         -           -
                                    __________  __________  __________
                                     1,215,508   1,237,184     767,799
                                    __________  __________  __________

  Balance at end of year            $7,015,769  $6,777,637  $6,419,570
                                    ==========  ==========  ==========

At December 31, 1997 and 1996, the recorded investment in loans considered to be impaired totaled approximately $1,570,000 and $1,400,000, respectively. The reserve for loan losses related to these loans approximated $700,000 and $550,000 at December 31, 1997 and 1996,respectively. The average recorded investment in impaired loans during the year ended December 31, 1997, was approximately $1,440,000. For the years ended December 31, 1997 and 1996, the amount of income recognized on impaired loans was immaterial. Restructured impaired loans amounted to approximately $670,000 at December 31, 1997 and 1996.

At December 31, 1997, there were no commitments to lend additional funds to debtors whose loans have been restructured.


NOTE E - PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization as follows:

                                  Estimated           December 31,
                                 Useful Lives  ________________________
                                   In Years        1997         1996
                                 ____________  ___________  ___________
  Premises:
   Land                                -       $ 2,456,627  $ 2,473,102
   Buildings, construction and
    improvements                    10 - 50     12,622,381   12,712,059
                                               ___________  ___________
                                                15,079,008   15,185,161
  Equipment                          3 - 10      7,938,295    9,384,970
                                               ___________  ___________
                                                23,017,303   24,570,131
  Less accumulated depreciation
   and amortization                              9,661,560   11,302,964
                                               ___________  ___________

                                               $13,355,743  $13,267,167
                                               ===========  ===========

The amount charged to operating expenses for depreciation was $1,342,203 for 1997, $1,111,343 for 1996, and $1,062,885 for 1995.


NOTE F - BORROWED FUNDS

Federal funds purchased and securities sold under repurchase agreements consisted of the following at December 31, 1997 and 1996:

                                                   1997         1996
                                               ___________  ___________

  Federal funds purchased                      $       -    $ 2,000,000
  Securities sold under agreement to
    repurchase                                  20,021,209    7,320,948
                                               ___________  ___________

                                               $20,021,209  $ 9,320,948
                                               ===========  ===========

Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Information concerning securities sold under agreement to repurchase is summarized as follows:

                                                   1997         1996
                                               ___________  ___________

  Average balance during the year              $11,685,255  $ 2,994,165
  Average interest rate during the year              4.51%        4.53%
  Maximum month-end balance during the year    $20,021,209  $ 7,320,948

Securities underlying the repurchase agreements remain under the control of NBC and NBC of Tuscaloosa.

Other borrowed funds are summarized as follows:

                                                      December 31,
                                               ________________________
                                                   1997         1996
                                               ___________  ___________

  6.06% note payable to the Federal Home
    Loan Bank                                  $       -    $ 2,713,089
  4.78% note payable to the Federal Home
    Loan Bank, due June 1, 1998                    278,226      976,254
  6.63% note payable to the Federal Home
    Loan Bank, due January 1, 2000               2,306,976    2,477,149
  5.57% note payable to the Federal Home
    Loan Bank, due June 1, 2000                  1,829,049    2,133,310
  5.94% note payable to the Federal Home
    Loan Bank, due August 1, 2000                3,050,286          -
  5.90% note payable to the Federal Home
    Loan Bank, due December 3, 2001              4,037,915    5,000,000
  6.067% note payable to the Federal Home
    Loan Bank, due August 1, 2002                3,710,950          -
  Treasury tax and loan note                     2,410,978    1,411,286
                                               ___________  ___________

                                               $17,624,380  $14,711,088
                                               ===========  ===========

The notes payable to the Federal Home Loan Bank are collateralized by first mortgage loans, Federal Home Loan Bank capital stock, and amounts on deposit with the Federal Home Loan Bank.

The treasury tax and loan note generally matures within one to sixty days from the transaction date. Interest is paid at an adjustable rate as set by the U.S. Government. Annual principal repayment requirements on Federal Home Loan Bank borrowings at December 31, 1997, are as follows:


                    Year      Amount
                    ____    __________

                    1998    $3,543,006
                    1999     3,449,300
                    2000     5,806,351
                    2001     1,883,322
                    2002       531,423


NOTE G - INCOME TAXES

The provision for income taxes including the tax effects of securities transactions [1997 - ($22,014); 1996 - $3,215; 1995 - ($69,570)] is
as follows:

                                         Years Ended December 31,
                                   __________________________________
                                       1997       1996        1995
                                   __________  __________  __________

  Current tax expense              $3,451,575  $2,783,503  $2,620,259
  Deferred tax benefit               (162,135)    (75,785)   (189,616)
                                   __________  __________  __________

                                   $3,289,440  $2,707,718  $2,430,643
                                   ==========  ==========  ==========

Deferred tax provisions are applicable to the following items:

                                        Years Ended December 31,
                                   __________________________________
                                      1997        1996        1995
                                   __________  __________  __________

  Depreciation                     $    6,165  $   57,193  $   91,482
  Loans and reserve for loan
   losses                            (453,025)   (267,870)   (599,459)
  Securities                           79,070      86,855      90,928
  Employee benefits                   125,920     121,543     103,966
  State net operating loss
   carryforward                           -         -         100,000
  Other, net                           79,735     (73,506)     23,467
                                   __________  __________  __________

                                   $ (162,135) $  (75,785) $ (189,616)
                                   ==========  ==========  ==========

The difference between the total expected tax expense at the federal tax rate of 34% and the reported income tax expense is as follows:

                                           Years Ended December 31,
                                      1997        1996        1995
                                   __________  __________  __________

Tax on income before income taxes  $4,093,832  $3,703,483  $3,481,103
Increase (decrease) resulting
 from:
  Tax-exempt income                (1,265,895) (1,345,665) (1,345,604)
  Nondeductible expenses              236,120     259,406     266,065
  Tax benefit of small life
   insurance company exemption            -      (128,336)   (109,644)
  State income taxes, net of
   federal benefit                    293,310     218,460     126,060
  Other, net                          (67,927)        370      12,663
                                   __________  __________  __________

                                   $3,289,440  $2,707,718  $2,430,643
                                   ==========  ==========  ==========

The components of the net deferred tax asset included in other assets as of December 31, 1997 and 1996, are as follows:

                                                  1997         1996
                                               __________  __________
Deferred tax assets:
 Reserve for loan losses                       $2,636,225  $2,321,070
 Employee benefits                                 24,640     150,560
 Other                                            124,781     167,051
                                               __________  __________
  Total deferred tax assets                     2,785,646   2,638,681
                                               __________  __________

Deferred tax liabilities:
 Premises and equipment                          (995,375)   (989,210)
 Deferred loan fees/costs                        (191,475)   (154,010)
 Securities                                      (445,200)   (366,130)
 Unrealized gain on available-for-sale
  securities                                     (216,449)   (118,756)
 Loans                                                -      (137,870)
                                               __________  __________
  Total deferred tax liabilities               (1,848,499) (1,765,976)
                                               __________  __________

Net deferred tax asset                         $  937,147  $  872,705
                                               ==========  ==========

NOTE H - EMPLOYEE BENEFITS

The following table sets forth the defined benefit plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31, 1997 and 1996:

                                                  1997        1996
                                               __________  __________


 Actuarial present value of benefit
  obligations:
   Accumulated benefit obligation, including
    vested benefits of $5,862,183 in 1997
    and $4,747,982 in 1996                     $5,980,795  $5,096,410
                                               ==========  ==========
   Projected benefit obligation for service
    rendered to date                           $8,726,460  $7,462,565
   Fair value of plan assets                    9,387,721   7,657,982
                                               __________  __________
   Plan assets in excess of projected
    benefit obligation                            661,261     195,417
   Unrecognized net gain                          902,881     894,039
   Unrecognized net asset at adoption of
    Statement No. 87 being recognized over
    employees' average remaining service life     (97,709)   (130,280)
   Unrecognized prior service cost                 57,153      63,290
                                               __________  __________

   Prepaid pension costs                       $1,523,586  $1,022,466
                                               ==========  ==========

Net pension costs included the following components:
          Years Ended December 31,

                                      1997        1996        1995
                                   __________  __________  __________
 Service costs - benefits earned
  during the period                $  488,832  $  478,899  $  392,933
 Interest cost on projected
  benefit obligation                  591,719     573,199     512,274
 Actual return on plan assets      (1,373,973)   (713,332)   (846,454)
 Net amortization and deferral        664,618      44,823     246,348
                                   __________  __________  __________

                                   $  371,196  $  383,589  $  305,101
                                   ==========  ==========  ==========

The actuarial assumptions used in determining the actuarial present value of the projected benefit obligation were as follows:

                                                      December 31,
                 Assumption                         1997  1996  1995
                 __________                         ____  ____  ____

 Weighted average discount rate                     8.0%  8.0%  7.5%
 Rate of increase in future compensation levels     5.0%  5.0%  5.0%
 Expected long-term rate of return on plan assets   9.5%  9.5%  9.0%

Contributions to the ESOP amounted to $150,000 in 1997 and $200,000 in 1996 and 1995. At December 31, 1997, the plan held 332,497 shares of the Corporation's common stock. Contributions to the 401(k) plan amounted to $62,410 in 1997, $63,325 in 1996, and $54,886 in 1995.


NOTE I - RELATED PARTY TRANSACTIONS

In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, and are consistent with sound banking practices and are within applicable regulatory and lending limitations. The activity in loans to directors, executive officers, and their affiliates during 1997 is summarized as follows:

  Loans outstanding at January 1, 1997                      $  7,732,268
  New loans                                                   11,023,770
  Repayments                                                 (10,014,517)
                                                            ____________

  Loans outstanding at December 31, 1997                    $  8,741,521
                                                            ============

Also, in the normal course of business NBC and NBC of Tuscaloosa entered into transactions for services with companies and firms whose principals are directors and stockholders.


NOTE J - REGULATORY MATTERS

Any dividends paid by the Corporation are provided from dividends received from its subsidiary banks. Under regulations controlling national banks, the payment of any dividends by a bank without prior approval of the Comptroller of the Currency is limited to the current year's net profits (as defined by the Comptroller of the Currency) and retained net profits of the two preceding years.

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

To ensure capital adequacy, quantitative measures have been established by regulators and these require the Corporation and its bank subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to adjusted average total assets (leverage). Management believes, as of December 31, 1997, that the Corporation and its subsidiary banks exceed all capital adequacy requirements.

At December 31, 1997, NBC and NBC of Tuscaloosa were categorized by regulators as well-capitalized under the regulatory framework for prompt corrective action. A financial institution is considered to be well-capitalized if it has total risk-based capital of 10% or more, has a Tier I risk-based ratio of 6% or more, and has a Tier I leverage capital ratio of 5% or more. There are no conditions or anticipated events that, in the opinion of management, would change the categoriza-tion.

The actual capital amounts and ratios at December 31, 1997 and 1996, are presented in the following table. No amount was deducted from capital for interest-rate risk exposure:

                                        ($ In Thousands)

                                                Subsidiary Banks
                           NBC Capital   ______________________________
                           Corporation                       NBC of
                          (Consolidated)       NBC         Tuscaloosa
                         ______________  ______________  ______________
                          Amount  Ratio   Amount  Ratio   Amount  Ratio
                         _______  _____  _______  _____  _______  _____
     December 31, 1997:
      Total risk-based   $74,129  17.7%  $63,668  17.9%  $10,354  16.0%
      Tier I risk-based   68,859  16.4%   59,223  16.7%    9,543  14.8%
      Tier I leverage     68,869  10.8%   59,223  10.8%    9,543  10.7%

     December 31, 1996:
      Total risk-based   $68,049  16.9%  $58,952  17.0%  $ 9,025  16.6%
      Tier I risk-based   62,982  15.6%   54,610  15.8%    8,341  15.3%
      Tier I leverage     62,982  10.5%   54,610  10.4%    8,341  10.5%

The minimum amounts of capital and ratios as established by banking regulators at December 31, 1997 and 1996, were as follows:


                                        ($ In Thousands)

                                                Subsidiary Banks
                           NBC Capital   ______________________________
                           Corporation                       NBC of
                          (Consolidated)       NBC         Tuscaloosa
                         ______________  ______________  ______________
                          Amount  Ratio   Amount  Ratio   Amount  Ratio
                         _______  _____  _______  _____  _______  _____
December 31, 1997:
 Total risk-based        $33,585   8.0%  $28,325  8.00%  $ 5,173  8.00%
 Tier I risk-based        16,792   4.0%   14,163  4.00%    2,586  4.00%
 Tier I leverage          19,046   3.0%   16,468  3.00%    2,675  3.00%

December 31, 1996:
 Total risk-based        $32,295   8.0%  $27,670   8.0%  $ 4,356   8.0%
 Tier I risk-based        16,148   4.0%   13,835   4.0%    2,178   4.0%
 Tier I leverage          17,974   3.0%   15,714   3.0%    2,379   3.0%

The Corporation is required to maintain average reserve balances with the Federal Reserve Bank. The reserve balance varies depending upon the types and amounts of deposits. At December 31, 1997, the reserve balance with the Federal Reserve Bank was approximately $1,430,000.


NOTE K - COMMITMENTS AND CONTINGENT LIABILITIES

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of banking business and which involve elements of credit risk, interest rate risk, and liquidity risk. The commitments and contingent liabilities are commitments to extend credit, credit card lines, and commercial and similar letters of credit. A summary of commitments and contingent liabilities at December 31, 1997 and 1996, is as follows:

                                                        (In Thousands)
                                                      Contractual Amount

                                                         1997    1996
                                                       _______  _______

 Commitments to extend credit                          $57,198  $46,983
 Credit card lines                                       3,019    2,549
 Commercial and similar letters of credit                4,789    5,669

Commitments to extend credit, credit card lines, and commercial and similar letters of credit include some exposure to credit loss in the event of nonperformance of the customer. The credit policies and procedures for such commitments are the same as those used for lending activities. Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred in 1997 or 1996, nor are any significant losses as a result of these transactions anticipated.

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


NOTE M - SUPPLEMENTAL CASH FLOW INFORMATION

                                           Years Ended December 31,
                                    ____________________________________
                                        1997         1996         1995
                                    ___________  ___________  ___________
 Cash paid during the year for:
  Interest                          $21,142,728  $19,448,694  $18,009,966
  Income taxes                        3,342,417    2,866,222    2,339,441


NOTE N - FINANCIAL INSTRUMENTS

Disclosures about financial instruments at December 31, 1997 and 1996, are presented, as required by FASB Statement No. 107. The Corporation and its subsidiaries are not holders of derivative financial instruments as defined by FASB Statement No. 119, nor are there any off-balance sheet risks associated with these types of instruments. The following information does not purport to represent the aggregate consolidated fair value of the Corporation.

The carrying amounts presented are the amounts at which the financial instruments are reported in the consolidated financial statements.

Cash and Cash Equivalents

The balance sheets carrying amounts for cash and due from banks and short-term investments (interest-bearing deposits and federal funds sold) approximate the fair values of such assets. At December 31, 1997 and 1996, the carrying amount of cash and due from banks and short-term investments was $42,803,352 and $38,719,443, respectively.

Securities

The estimated fair value of securities is based on quoted market prices, if available. The estimated fair value is based on quoted market prices of comparable instruments, if quoted market prices are not available.

                                                            Estimated
                                               Carrying       Fair
        Date                                    Amount        Value
  _________________                          ____________  ____________

  December 31, 1997                          $185,712,293  $188,759,478
                                             ============  ============

  December 31, 1996                          $167,841,660  $170,801,225
                                             ============  ============

Loans

For variable rate loans that reprice frequently and entail no significant changes in credit terms, estimated fair values are based on the carrying amounts. The estimated fair value of all other loans is estimated based on discounted cash flow analysis using interest rates currently offered for loans with similar terms.

The carrying amounts and estimated fair value of loans consisted of the following (in thousands):

                                December 31, 1997     December 31, 1996
                               ____________________  ____________________
                                          Estimated             Estimated
                               Carrying     Fair     Carrying     Fair
                                Amount      Value     Amount      Value
                               _________  _________  _________  _________
  Commercial, financial and
   agricultural                $  63,720  $  63,153  $  64,604  $  64,940
  Real estate - construction      14,867     14,857     13,578     13,696
  Real estate - mortgage         232,892    232,440    219,403    220,764
  Installment loans to
   individuals                    77,128     77,157     81,351     81,664
  Other                            6,203      6,099      7,582      7,529
                               _________  _________  _________  _________
                                 394,810    393,706    386,518    388,593
  Unearned interest                 (104)      (104)      (903)      (903)
  Reserve for loan losses         (7,016)       -       (6,778)       -
                               _________  _________  _________  _________

   Net Loans                   $ 387,690  $ 393,602  $ 378,837  $ 387,690
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

                          December 31, 1997          December 31, 1996
                    __________________________  __________________________
                       Carrying    Estimated      Carrying     Estimated
                        Amount     Fair Value      Amount      Fair Value
                    ____________  ____________  ____________  ____________
  Noninterest-
   bearing demand   $ 74,083,269  $ 74,083,269  $ 71,601,043  $ 71,601,043
  Interest-bearing
   demand             79,469,515    79,469,515    78,953,909    78,953,909
  Savings and
   money market
   accounts           92,576,984    92,576,984    91,302,843    91,302,843
  Time deposits      283,193,967   281,684,820   274,894,588   273,967,972
                    ____________  ____________  ____________  ____________

                    $529,323,735  $527,814,588  $516,752,383  $515,825,767
                    ============  ============  ============  ============

FASB Statement No. 107 prohibits adjustment for any value derived from the expected retention of deposits for a future time period. That value, often referred to as a core deposit intangible, is neither included in the fair value amounts nor recorded as an intangible asset in the consolidated balance sheets.

Borrowed Funds

The carrying amounts of federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings approximate their fair value. At December 31, 1997 and 1996, the carrying amounts were $22,432,187 and $10,732,234, respectively.

The fair values of long-term borrowings are estimated using discounted cash flow analysis, based upon NBC's current incremental borrowing rates for similar types of borrowing arrangements.

                            December 31, 1997         December 31, 1996
                        ________________________  ________________________
                          Carrying    Estimated     Carrying    Estimated
      Payable To          Amount    Fair Value      Amount     Fair Value
______________________  ___________  ___________  ___________  ___________

Federal Home Loan Bank  $15,213,402  $14,783,118  $13,299,802  $13,134,983
                        ===========  ===========  ===========  ===========


Off-Balance Sheet Financial Instruments

Off-balance sheet financial instruments consist of commitments to extend credits, letters of credit, credit card lines, etc. Generally, these instruments have a term of thirty days to one year. Management is of the opinion the estimated fair value is not significantly different than the contractual or notational amounts. At December 31, 1997 and 1996, these instruments totaled $65,006,000 and $55,201,000, respectively.


NOTE O - CONDENSED PARENT COMPANY STATEMENTS

Balance sheets as of December 31, 1997 and 1996, and statements of income and cash flows for the years ended December 31, 1997, 1996 and 1995, of NBC Capital Corporation (parent company only) are presented below:

                               BALANCE SHEETS
                                                    1997         1996
                                                ___________  ___________
  Assets
  Cash                                          $   139,132  $   104,142
  Investment in bank subsidiaries                70,619,051   64,869,018
  Other assets                                    2,834,396    2,583,536
                                                ___________  ___________

                                                $73,592,579  $67,556,696
                                                ===========  ===========

  Liabilities and Stockholders' Equity
  Other liabilities                             $ 2,973,977  $ 2,709,332
  Stockholders' equity                           70,618,602   64,847,364
                                                ___________  ___________

                                                $73,592,579  $67,556,696
                                                ===========  ===========


                            STATEMENTS OF INCOME

                                          Years Ended December 31,
                                   _____________________________________
                                       1997         1996         1995
                                   ___________  ___________  ___________
  Income
  Dividends from NBC               $ 3,228,000  $ 2,940,000  $ 2,880,000
  Other                                 28,550       64,715          -
                                   ___________  ___________  ___________
                                     3,256,550    3,004,715    2,880,000

  Expense                              104,066       44,450       89,361
                                   ___________  ___________  ___________

  Income before income taxes and
    equity in undistributed
    earnings of subsidiaries         3,152,484    2,960,265    2,790,639
  Income tax benefit (expense)          38,814       (7,545)      38,075
                                   ___________  ___________  ___________
  Income before equity in
    undistributed earnings of
    subsidiary                       3,191,298    2,952,720    2,828,714
  Equity in undistributed
    earnings of subsidiaries         5,559,943    5,232,160    4,979,181
                                   ___________  ___________  ___________

  Net income                       $ 8,751,241  $ 8,184,880  $ 7,807,895
                                   ===========  ===========  ===========



                          STATEMENTS OF CASH FLOWS



                                          Years Ended December 31,
                                   _____________________________________
                                       1997         1996         1995
                                   ___________  ___________  ___________
  Cash Flows From Operating
    Activities
  Net income                       $ 8,751,241  $ 8,184,880  $ 7,807,895
  Equity in subsidiaries'
    earnings in excess of
    dividends                       (5,559,943)  (5,232,160)  (4,979,181)
  Other, net                          (180,308)     (54,922)    (366,506)
                                   ___________  ___________  ___________
  Net cash provided by operating
    activities                       3,010,990    2,897,798    2,462,208
                                   ___________  ___________  ___________
  Cash Flows From Financing
    Activities

  Dividends paid on common stock   $(2,976,000) $(2,904,000) $(2,484,000)
                                   ___________  ___________  ___________
  Net cash used in financing
    activities                      (2,976,000)  (2,904,000)  (2,484,000)
                                   ___________  ___________  ___________

  Net increase (decrease) in cash
    and cash equivalents                34,990       (6,202)     (21,792)
  Cash and cash equivalents at
    beginning of year                  104,142      110,344      132,136
                                   ___________  ___________  ___________
  Cash and cash equivalents at
    end of year                    $   139,132  $   104,142  $   110,344
                                   ===========  ===========  ===========