Form 10-K, Exhibit 13
period 1998-12-31
NBC CAPITAL CORP
filed 1999-03-31
CIK 742054

EXHIBIT 13.a.

                              MARKET INFORMATION



Historically, the Company's common stock has traded primarily in Monroe, Lowndes, Clay, Oktibbeha, Neshoba and Noxubee Counties in Mississippi and Tuscaloosa County in Alabama. Market prices were the estimates of management based on the transactions of which they had knowledge.
Effective October 1, 1998, the Company outsourced its stock transfer activity to SunTrust Bank, Atlanta. Also, as of that date, the Company designated two brokerage firms as Market Makers for its common stock. Currently, the stock is traded in the NASDAQ Inter-Dealer Market under the symbol NBCA. Quarterly high and low sales prices are not available, except for the fourth quarter of 1998 when the price ranged from a low of $37 per share to a high of $39.75 per share. On an annual basis, the stock traded in a range between $23.75 and $32.00 during 1997, and $32.00 and $39.75 during 1998. Dividends were declared semi-annually in June and December of each of the years reported.








                      SELECTED FINANCIAL DATA

                      YEARS ENDED DECEMBER 31,


                             1998        1997         1996         1995        1994
                        ____________ ____________ ____________ ____________ ____________
INCOME DATA
Interest and fees on
 loans                  $ 44,557,755 $ 43,791,813 $ 39,747,322 $ 35,675,640 $ 28,138,802
Interest and dividends
 on investment securi-
 ties                     11,615,578   12,055,346   12,439,923   13,551,509   12,949,135
Other interest income      1,217,475      980,986      477,850      616,142      379,203
                        ____________ ____________ ____________ ____________ ____________
Total interest income     57,390,808   56,828,145   52,665,095   49,843,291   41,467,140
Interest expense          26,513,182   25,698,623   23,092,563   22,120,922   15,567,725
                        ____________ ____________ ____________ ____________ ____________
Net interest income       30,877,626   31,129,522   29,572,532   27,722,369   25,899,415
Provision for loan
 losses                    3,187,261    1,477,466    1,676,801    1,288,450    1,274,024
                        ____________ ____________ ____________ ____________ ____________
Net interest income
 after provision for
 loan losses              27,690,365   29,652,056   27,895,731   26,433,919   24,625,391
Service charges on
 deposit accounts          4,403,245    4,355,118    4,146,179    3,778,455    3,748,161
Other income               4,434,481    3,422,029    3,181,035    2,679,356    2,526,380
                        ____________ ____________ ____________ ____________ ____________
Total non-interest
 income                    8,837,726    7,777,147    7,327,214    6,457,811    6,274,541
                        ____________ ____________ ____________ ____________ ____________
Salaries and employee
 benefits                 14,176,843   13,161,603   12,671,463   11,953,088   11,004,917
Occupancy and
 equipment expense         3,562,507    3,376,790    2,971,382    2,914,659    2,598,590
Other expenses             8,316,324    7,229,930    7,018,543    6,556,831    6,529,188
                        ____________ ____________ ____________ ____________ ____________
Total non-interest
 expense                  26,055,674   23,768,323   22,661,388   21,424,578   20,132,695
                        ____________ ____________ ____________ ____________ ____________
Income before income
 taxes                    10,472,417   13,660,880   12,561,557   11,467,152   10,767,237
Income taxes               1,978,707    3,742,580    3,141,273    2,691,980    2,611,885
                        ____________ ____________ ____________ ____________ ____________

Net income              $  8,493,710 $  9,918,300 $  9,420,284 $  8,775,172 $  8,155,352
                        ============ ============ ============ ============ ============
PER SHARE DATA
 Net income                    $1.50        $1.75        $1.66        $1.55        $1.44
 Dividends                       .69          .63          .58          .57          .49


FINANCIAL DATA
 Shares outstanding     5,664,736    5,664,736    5,664,736    5,664,736    5,664,736

Total assets         $777,032,491 $762,531,227 $720,006,137 $673,706,870 $630,979,544
Net loans             476,730,469  466,115,033  449,241,672  399,161,270  351,826,645
Total deposits        651,214,587  626,295,180  605,777,096  578,922,637  528,481,117
Total stockholders'
 equity                88,293,867   82,904,140   76,709,025   71,522,345   60,775,788


(1) Financial data includes accounts of pooled acquisition for all years presented.
(2) Per share and common stock data has been adjusted retroactively for stock splits.
(3)  Merger-related expenses amounted to $1,844,677 after tax in 1998.




                               EXHIBIT 13.c.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS


NBC Capital Corporation

The following provides a narrative discussion and analysis of significant changes in the Corporation's results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and the supplemental financial data included elsewhere in this report, including the five-year summary of Selected Financial Data and management's letter to shareholders at the beginning of this Annual Report.

Certain information included in this discussion contains forward-looking statements and information that are based on Management's conclusions, drawn from certain assumptions and information currently available to Management. The Private Securities Litigation Act of 1995 encourages the disclosure of forward-looking information by Management by providing safe harbor for such information. Specifically, this discussion contains forward-looking statements with respect to the adequacy of the Allowance for Loan Losses, Year 2000 compliance issues and market and credit risk disclosures. Although management believes that the expectations reflected in such forward-looking statements are reasonable and based on Management's best judgements, it can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to certain risk that assumptions will change and uncertainties will materialize. Should this happen, then underlying assumptions may prove to be significantly different and actual results may vary materially from those anticipated or projected.

BUSINESS COMBINATIONS

On December 31, 1998, the Company ("NBC") acquired all the outstanding common stock of First National Corporation of West Point ("FNC") in exchange for 864,736 shares of NBC's common stock. The acquisition was accounted for as a pooling of interest and accordingly, all prior financial statements have been restated to include the consolidated accounts and consolidated operations of FNC and its subsidiaries from the beginning of the earliest period reported. See Note B to the Consolidated Financial Statements for additional information.

Merger related expenses associated with the FNC acquisition of $2,930,054 ($1,844,677 after tax) are included in the consolidated statement of income for the year ended December 31, 1998. This impacted 1998 earnings per share by approximately $.33 per share.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Since 1994, the total assets of the company have increased 23.1%. Loans have increased 35.5% between 1994 and 1998. Loan growth has continued in each of the years noted in the summary of Selected Financial Data; however, it has slowed during the last two years because of the increased
competition for good quality credits.   The quality of the portfolio
remains excellent. Net charge-offs for 1997 and 1998, were .19% and .33% of net loans outstanding, respectively.

Deposits have grown 23.2% over the period 1994-1998. During 1994, Management had felt that it could improve profits by allowing loans to grow faster than deposits. This practice was modified somewhat during 1995, 1996 and 1997, as loans reached more optimum levels relative to outstanding deposits. In 1998, Management felt that slowing deposit growth and funding loan growth by reallocating lower yielding assets could enhance profitability. However, with the slow down in loan growth resulting from the increased competition for good quality credits, deposits actually grew more than loans.

Stockholders' equity has represented a consistent strength of the company throughout the years noted in the summary of Selected Financial Data. Stockholders' equity has increased 45.3% since 1994. Stockholders' equity reflected an Accumulated Other Comprehensive Income composed of unrealized gain on "Available-for-Sale Securities" of $613,132 and $1,422,157 in 1997 and 1998, respectively, as required to be reported under FASB 115.

Net income increased each year from 1994 through 1997. In 1998, consolidated net income declined by $1,424,590. However, as mentioned previously in this discussion, 1998 contains $1,844,677 of merger related
expenses (net of taxes) associated with the acquisition of FNC.   Return on
average assets (ROA), a primary measure of earning strength, was 1.3% and 1.1% in 1997 and 1998, respectively. Earnings per share have also grown from $1.44 in 1994 to $1.75 in 1997. In 1998, earnings per share was $1.50, after being impacted by approximately $.33 for the above mentioned merger
expenses.   All earnings per share amounts have been restated to reflect the 1997 stock split and the 1998 merger with FNC.

Regular cash dividends have increased in each of the years outlined in the summary of Selected Financial Data. Also, a special cash dividend of approximately $.15 per share was paid in 1995 in recognition of the company's strong earnings and equity positions. As stated in the preceding paragraph, all per share amounts have been restated to reflect the 1997 stock split and the 1998 merger with FNC.

Net interest income ("NII"), the primary source of earnings for the company, represents income generated from earning assets less the interest expense of funding those assets. NII increased 7.0% in 1995, 6.7% in 1996
and 5.3% in 1997. In 1998, NII declined by 0.9%.   Changes in NII may be
divided into two components; first, the change in average earning assets (volume component) and second, the change in the net interest margin (rate component). Net interest margin represents the difference between yields on earning assets and rates paid on interest bearing liabilities. Net interest margin for 1998 decreased to 4.19% from 4.45% in 1997. The primary reason for this decline was a decrease in loan yields that resulted from an overall decline in interest rates in 1998 and increased competition for good quality loans. Also, deposit cost did not decrease by a corresponding amount because of the competition in the market from other banks and from the investment community. These factors were partially offset by the growth in average earning assets of $33.2 million or 4.9% during 1998.

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

Due to the potential volatility of interest rates, NBC's goal is to stabilize the net interest margin by maintaining a neutral rate sensitive position. At year-end 1998, the company's balance sheet reflected approximately $12.7 million more in rate sensitive liabilities than assets that were scheduled to reprice within one year. This represents 2.2% of total assets and would be considered an essentially neutral rate sensitive position. It is felt that the company's position places it in a low interest rate risk posture. Management has adopted a basically neutral position regarding interest rates in 1999 with a slight bias toward higher rates during the second half of the year. Management has never felt that speculating on changes in interest rate levels warranted moving the company from a neutral position in its rate sensitive asset/liability relationships. Although earnings could be enhanced if predictions were correct, they could also be put at significant risk if a neutral position is deliberately avoided and interest rates move against predictions.

The company's Provision for Loan Losses is utilized to replenish its Reserve for Loan Losses on its balance sheet. The reserve is maintained at a level deemed adequate by the Board of Directors after its evaluation of the risk exposure contained in the company's loan portfolio. The reserve amount maintained at the end of 1998 was deemed entirely adequate to cover exposure within the company's loan portfolio. The reserve has increased 34.5% since 1995 and stood at 2.0% of net loans at the end of 1998.

Non-interest income includes various service charges, fees, and commissions collected by the company. During 1998, non-interest income increased by 13.6%. This increase was due to an increase in Trust Department Income of 17.9% resulting from an overall growth in trust-related activities and a 99.2% increase in mortgage loan fee income. This increase resulted from a very favorable interest rate environment that increased both the number of new home purchases and the refinancing of existing mortgages. During 1997, the non-interest income was increased by profit realized from the sale of the assets of Philadelphia Finance Company, a wholly owned subsidiary of the National Bank of Commerce. The sale included the loan portfolio, as well as the fixtures and equipment. The company remains an inactive, wholly owned subsidiary of the Bank. Additionally, the company settled a difference with the IRS during 1997 that affected tax years 1993 through 1996. These two items had a positive net impact on earnings per share in 1997, of approximately $.01 per share.

Non-interest expense represents ordinary overhead expenses, including salaries, bonuses and benefits. The company maintains a formal salary administration program that considers extensive comparative salary data and other indexes supplied by a leading outside consulting firm. This data is utilized to assure that salaries are in line and competitive to comparable jobs in the marketplace. Incentive bonuses were expensed in each of the years noted and were paid to employees based on the attainment of predetermined profit goals. Overall non-interest expense increased in 1998 by approximately 9.6%. Of this increase, salaries accounted for approximately 4.1% and other expenses accounted for approximately 4.6%.
The increase in salaries resulted from normal raises, positions added to accommodate the Company's growth and from salaries and bonuses paid that related to the merger with FNC. Of the total increase in other expenses, approximately 80% were related to merger expenses incurred in connection with the acquisition of FNC.

Changes in the company's income tax expense have generally paralleled income gains. The company's effective tax rate was 25.0% in 1996, 27.4% in 1997 and 18.9% in 1998. The large decline in the effective rate in 1998 was the result of a management decision to add high quality, tax-free municipal bonds to the portfolio in an effort to minimize tax liabilities. The company's ability to further reduce income tax expense through this investment choice is limited by the Alternative Minimum Tax Provision and the company's normal liquidity and balance sheet structure requirements.


LIQUIDITY, ASSET/LIABILITY MANAGEMENT

Liquidity may be defined as the ability of the company to meet cash flow requirements created by decreases in deposits and/or other sources of funds or increases in loan demand. The company has experienced no problem with liquidity over any of the years noted and anticipates that all liquidity requirements will be met comfortably in the future. The company's traditional sources of funds from deposit increases, maturing loans and investments and earnings have generally allowed it to consistently generate sufficient funds for liquidity needs. The company's loan/deposit ratio has remained steady during the last two years, closing 1997 at 75.7% and 1998 at 74.7%. The Consolidated Statements of Cash Flows clearly indicated that the company has consistently generated sufficient liquidity from traditional sources to take care of its needs and actually increase cash and cash equivalents from $42 million at the end of 1996 to $54 million at the end of 1998. The company has utilized the Federal Home Loan Bank as a source of funding for fixed rate, term loan commitments. At the end of 1998, the company had $14.6 million outstanding to the Federal Home Loan Bank that is scheduled to mature over the next five years. The company expects normal earnings and other cash flows to allow it to retire these funding lines with no adverse effect on liquidity. The company also offers repurchase agreements to accommodate excess funds of some of its larger depositors. Management believes that it is important to stabilize these traditional deposit sources as opposed to risking the potential loss of these funds to alternative investment arrangements. The company had repurchase agreements amounting to $10.5 million and $20 million at December 31, 1998, and 1997, respectively. The level of repurchase agreement activity is limited by the availability of investment portfolio securities to be pledged against the accounts. Management believes that the normal sources of liquidity are sufficient to redeem the agreement, if necessary.

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

CAPITAL

Retained earnings have served as the company's exclusive source of capital growth over the five years noted in the summary of Selected Financial Data. Shareholders' equity as stated previously, has grown consistently over this period and relates quite favorably to the company's assets.

Current regulatory requirements call for a basic leverage ratio of 5.0% for a bank to be considered as "well-capitalized." At the end of 1998, NBC maintained an 11.0% leverage ratio that obviously allowed it to significantly exceed the ratio required for a "well-capitalized" institution.

Regulatory authorities also evaluate a financial institution's capital under certain risk-weighted formulas (high-risk assets would require a higher capital allotment, lower risk assets a lower capital allotment). In this context, a "well-capitalized" bank is required to have a Tier 1 risk-based capital ratio (excludes reserve for loan losses) of 6.0% and a total risk-based capital ratio (includes reserve for loan losses) of 10.0%. At the end of 1998, the company had a Tier 1 ratio of 16.6% and a total risk-based capital ratio of 17.9%, once again placing the company well above the level required for a "well-capitalized" institution.

The company's capital position obviously exceeds regulatory requirements, even for "well-capitalized" institutions. Capital has increased 45.3% since 1994 to total 11.4% of assets at the end of 1998. Management considers this level of capital to be entirely sufficient to support the needs of the company. There are no material commitments for the use of capital resources that can not be funded from normal liquidity.


YEAR 2000 COMPLIANCE

During 1998, the Company has continued its efforts to prepare for January 1, 2000. All levels of the Company's management and its Board of Directors are aware of the seriousness of this issue and the effects it may have on the Company and its customers. The Company has a Year 2000 Steering Committee under the leadership of the President and Chief Operating Officer to guide it through its action plan for compliance. The committee has been organized into three major areas, with a senior officer directly responsible for each of the respective areas. The committee reports monthly to the Board of Directors.

The first major area of risk relates to the Company's internal hardware and software programs. The Company does not write its source programming code and therefore is dependent upon external vendors and service providers.
The Company developed a plan for testing all these systems and began the testing process during 1998. As of December 31,1998, the testing phase was approximately 95% completed. Management considers the testing to have been successful. Where problems have been found, steps have been taken to make the appropriate corrections. At this time, the testing of two mission critical systems have not been completed. These tests were delayed past the initial deadline because of scheduling issues with the respective vendors. These tests are scheduled to be completed by April 30, 1999.

The second major area relates to external factors involving customers, vendors and outside service providers. The risks associated with this issue go beyond the Company's own ability to solve Year 2000 problems. Should significant commercial customers fail to address these issues effectively, their ability to meet debt service requirement could be impaired resulting in increased credit risk and increased loan charge-offs. Should suppliers of critical services fail in their efforts to become Year 2000 compliant, or if significant third party interfaces fail to be compatible with the Company or fail to be Year 2000 compliant, it could have significant adverse affects on the operations and financial results of the Company. The Company has identified its major commercial customers and developed plans for educating and monitoring, on an individual account basis, the adequacy of the customers actions to address the Year 2000 issues. The assessment of these customers was risk rated and is being used as a factor in analyzing the allowance for loan losses. This assessment has also become a part of the overall credit underwriting process. Currently, management believes that the reserve for loan losses is adequate to cover the identified risk in the loan portfolio related specifically to this issue. However, this will be an on-going evaluation and this situation could change as the Company moves through 1999.

As vendors of critical services and products were reviewed, management attempted to prioritize these product and services and to determine the worst case scenarios, assuming that these parties are unable to provide normal services. Management is currently in process of preparing contingency plans to cover these scenarios. These plans will be tested, if possible, during 1999. All contingency plans and procedures are due to be completed in March 31, 1999.

Both internal and external resources are being utilized to address the Year 2000 problem. A budget of $1.8 million has been completed and approved by the Board of Directors. Approximately 60% of this total will be from the allocation of the salary and benefits of current employees assigned to work on this project. Another 4% will be spent on items that will be capitalized and amortized or depreciated over future periods. During 1998, the company incurred approximately $276,000 in both allocated and direct expenses relating to Year 2000. The remaining portion of the budget is expected to be spent during 1999 and has been incorporated into the overall company budget. This expenditure is not expected to have a material impact on the financial performance of the Company.

Year 2000 cost and the date on which the Year 2000 modifications are expected to be completed are based on management's estimates, which were derived utilizing numerous assumptions of future events including the availability of certain resources, third party modifications and other factors. Although Management believes that the desired results will be attained, there are no guarantees that these estimates will be achieved and actual results could differ materially from planned results.





                            EXHIBIT 13.d.

                CONSOLIDATED FINANCIAL STATEMENTS




                      NBC CAPITAL CORPORATION

                CONSOLIDATED FINANCIAL STATEMENTS

                               AND

        INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

                  DECEMBER 31, 1998 AND 1997




                             REPORT OF
             INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
NBC Capital Corporation


We have audited the accompanying consolidated balance sheets of NBC Capital Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of NBC Capital Corporation and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                       /S/ T. E. LOTT & COMPANY


Columbus, Mississippi
January 27, 1999 (Except for Note R,
  as to which the date is February 3, 1999)





                    NBC CAPITAL CORPORATION

                  CONSOLIDATED BALANCE SHEETS

                  DECEMBER 31, 1998 AND 1997


                                                                  1997
      ASSETS                                        1998        (Note B)
                                                ____________  ____________

Cash and due from banks (Note L)                $ 27,872,990  $ 28,386,410
Interest-bearing deposits with banks                 232,974       398,518
Federal funds sold                                26,227,547    21,747,814
  Total cash and cash equivalents                 54,333,511    50,532,742
Securities available-for-sale (Note D)           172,723,122   177,989,430
Securities held-to-maturity (Note D)
  (estimated fair value of $34,444,212
  in 1998 and $34,405,023 in 1997)                31,155,694    31,357,838
    Total securities                             203,878,816   209,347,268
Loans (Note E)                                   486,302,137   474,094,821
Less allowances for loan losses                    9,571,668     7,979,788
     Net loans                                   476,730,469   466,115,033
Interest receivable                                8,122,914     7,561,269
Premises and equipment (Note F)                   15,020,558    15,954,364
Intangible assets                                  3,517,734     3,849,408
Other assets                                      15,428,489     9,171,143
                                                ____________  ____________

                                                $777,032,491  $762,531,227
                                                ============  ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Noninterest-bearing deposits                  $ 91,289,898  $ 82,898,313
  Interest-bearing deposits, $100,000 or more     69,649,206    81,714,919
  Other interest-bearing deposits                490,275,483   461,681,948
                                                ____________  ____________
  Total deposits                                 651,214,587   626,295,180
  Interest payable                                 2,673,902     3,121,466
  Federal funds purchased and securities
    sold under repurchase agreements (Note G)     10,463,833    20,021,209
  Other borrowed funds (Note G)                   16,048,387    23,068,701
  Other liabilities                                8,337,915     7,120,531
  Total liabilities                              688,738,624   679,627,087
                                                ____________  ____________

Commitments and contingent liabilities (Note M)
Stockholders' equity (Notes B, C and L):
  Common stock - $1 par value, authorized
    10,000,000 shares in 1998 and 1997;
    issued and outstanding 5,664,736 shares
    in 1998 and 1997                               5,664,736     5,664,736
  Surplus                                         38,461,098    38,466,864
  Undivided profits                               42,745,876    38,159,408
Accumulated other comprehensive income (Note H)    1,422,157       613,132
                                                ____________  ____________
                                                  88,293,867    82,904,140
                                                ____________  ____________

                                                $777,032,491  $762,531,227
                                                ============  ============

     The accompanying notes are an integral part of these statements.



                       NBC CAPITAL CORPORATION

                  CONSOLIDATED STATEMENTS OF INCOME

            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                     1997         1996
                                        1998       (Note B)     (Note B)
                                    ___________  ___________  ___________
INTEREST INCOME
Interest and fees on loans          $44,557,755  $43,791,813  $39,747,322
Interest and dividends on
  securities:
    Taxable interest and dividends    5,995,992    7,933,494    8,179,238
    Tax-exempt interest               5,619,586    4,121,852    4,260,685
Other                                 1,217,475      980,986      477,850
                                    ___________  ___________  ___________
                                     57,390,808   56,828,145   52,665,095
                                    ___________  ___________  ___________
INTEREST EXPENSE
Interest on time deposits of
  $100,000 or more                    4,428,717    4,535,668    4,295,731
Interest on other deposits           20,262,776   19,286,281   17,756,427
Interest on borrowed funds            1,821,689    1,876,674    1,040,405
                                    ___________  ___________  ___________
                                     26,513,182   25,698,623   23,092,563
Net interest income                  30,877,626   31,129,522   29,572,532

Provision for loan losses (Note E)    3,187,261    1,477,466    1,676,801
Net interest income after provision
  for loan losses                    27,690,365   29,652,056   27,895,731

OTHER INCOME
Service charges on deposit accounts   4,403,245    4,355,118    4,146,179
Other service charges and fees        2,085,599    1,790,657    1,921,276
Trust Department income               1,251,412    1,061,554      937,619
Securities (losses) gains, net          109,940      (51,051)      71,023
Other                                   987,530      620,869      251,117
                                    ___________  ___________  ___________
                                      8,837,726    7,777,147    7,327,214
OTHER EXPENSE
Salaries                             11,967,829   11,002,759   10,506,214
Employee benefits (Note J)            2,209,014    2,158,844    2,165,249
Net occupancy expense                 1,829,694    1,782,436    1,699,585
Furniture and equipment expense       1,732,813    1,594,354    1,271,797
Other                                 8,316,324    7,229,930    7,018,543
                                    ___________  ___________  ___________
                                     26,055,674   23,768,323   22,661,388
                                    ___________  ___________  ___________
Income before income taxes           10,472,417   13,660,880   12,561,557
Income taxes (Note I)                 1,978,707    3,742,580    3,141,273
                                    ___________  ___________  ___________

Net income                          $ 8,493,710  $ 9,918,300  $ 9,420,284
                                    ===========  ===========  ===========

Basic and diluted income per share        $1.50        $1.75        $1.66




     The accompanying notes are an integral part of these statements.



                       NBC CAPITAL CORPORATION

     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                        Accumulated
                                                                           Other
                           Compre-                                         Compre-
                           hensive     Common                Undivided     hensive
                           Income      Stock      Surplus     Profits      Income      Total
                        ___________ ___________ ___________ ___________ ___________ ___________
Balance, December 31,
 1995, as previously
 reported                           $ 1,200,000 $33,002,133 $25,163,899 $   906,236 $60,272,268
Stock split in 1997
 effected in the
 form of a stock
 dividend                             3,600,000       -      (3,600,000)        -           -
Equity from acquisi-
 tion accounted
 for as a pooling
 of interests
 (Note B)                               864,736   5,464,731   4,123,186     372,194  10,824,847
                        ___________ ___________ ___________ ___________ ___________ ___________
Balance, December 31,
 1995, as restated                    5,664,736  38,466,864  25,687,085   1,278,430  71,097,115
Comprehensive income:
  Net income for 1996   $ 9,420,284         -           -     9,420,284         -     9,420,284
  Net change in
  unrealized gains
  (losses) on
   securities avail-
   able-for-sale, net
   of tax                  (922,935)        -            -           -     (922,935)   (922,935)
                        ___________
Comprehensive income    $ 8,497,349
                        ===========
Cash dividends
 declared, $.58 per
 share                                      -            -   (3,310,669)        -    (3,310,669)
                                    ___________ ___________ ___________ ___________ ___________  __________
Balance, December 31,
 1996                                 5,664,736  38,466,864  31,796,700     355,495  76,283,795
Comprehensive income:
  Net income for 1997   $ 9,918,300         -           -     9,918,300         -     9,918,300
  Net change in
   unrealized gains
   (losses) on
   securities avail-
   able-for-sale, net
   of tax                   257,637         -           -           -       257,637     257,637
                        ___________
Comprehensive income    $10,175,937
                        ===========
Cash dividends
 declared, $.63 per
 share                                      -           -     (3,555,592)       -    (3,555,592)
                                     ___________ ___________ ___________ ___________ ___________
Balance, December 31,
 1997                                  5,664,736  38,466,864  38,159,408     613,132  82,904,140
Comprehensive income:
 Net income for 1998    $ 8,493,710          -           -     8,493,710         -     8,493,710
 Net change in
  unrealized gains
  (losses) on
  securities
  available-for-sale,
  net of tax                809,025          -           -           -       809,025     809,025
                        ___________
Comprehensive income    $ 9,302,735
                        ===========
Purchase of fractional
 shares                                      -        (5,766)        -           -        (5,766)

Cash dividends
 declared, $.69
 per share                                   -           -    (3,907,242)        -    (3,907,242)
                                     ___________ ___________ ___________ ___________ ___________
Balance, December 31,
 1998                                $ 5,664,736 $38,461,098 $42,745,876 $ 1,422,157 $88,293,867
                                     =========== =========== =========== =========== ===========

           The accompanying notes are an integral part of these statements.




                   NBC CAPITAL CORPORATION

           CONSOLIDATED STATEMENTS OF CASH FLOWS

        YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                     1998          1997          1996
                                                (Note B)      (Note B)
                                ____________  ____________  ____________

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income                      $  8,493,710  $  9,918,300  $  9,420,284
Adjustments to reconcile net
 income to net cash:
  Depreciation and amortization    2,206,421     2,022,903     1,768,321
Deferred income taxes (credits)   (1,304,053)     (228,159)      (98,365)
Provision for loan losses          3,187,261     1,477,466     1,676,801
FHLB stock dividend                 (123,900)     (138,800)     (125,700)
Losses (gains) on sale of
 securities                         (109,940)       51,051       (71,023)
Deferred credits                     (80,193)     (122,650)     (109,119)
Increase in interest receivable     (561,645)     (607,491)     (135,586)
Increase in other assets          (5,522,168)   (1,349,092)   (1,426,410)
Increase (decrease) in interest
 payable                            (447,564)      326,897      (120,831)
Increase (decrease) in other
 liabilities                         887,208        46,340      (224,556)
                                ____________  ____________  ____________
Net cash provided by operating
 activities                        6,625,137    11,396,765    10,553,816
                                ____________  ____________  ____________

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchases of securities
 available-for-sale              (85,173,809)  (63,705,612)  (33,526,468)
Proceeds from sales of
 securities available-for-sale    29,199,636     9,843,386     8,722,708
Proceeds from maturities and
 calls of securities
 available-for-sale               62,702,758    38,543,233    41,190,756
Proceeds from maturities and
 calls of securities
 held-to-maturity                    202,144       315,458       399,869
Increase in loans                (13,722,504)  (18,228,177)  (52,345,274)
Additions to premises and
 equipment                          (765,037)   (1,928,019)   (2,226,619)
                                ____________  ____________  ____________
Net cash used in investing
 activities                       (7,556,812)  (35,159,731)  (37,785,028)

CASH FLOWS FROM FINANCING
ACTIVITIES
Increase in deposits              24,919,407    20,518,084    26,854,459
Dividends paid on common stock    (3,609,273)   (3,164,186)   (3,274,669)
Net increase (decrease) in
 borrowed funds                  (16,577,690)   15,045,603    14,569,123
Other                                    -        (425,230)          -
                                ____________  ____________  ____________

Net cash provided by financing
 activities                        4,732,444    31,974,271    38,148,913
                                ____________  ____________  ____________
Net increase in cash and cash
 equivalents                       3,800,769     8,211,305    10,917,701
Cash and cash equivalents at
 beginning of year                50,532,742    42,321,437    31,403,736
                                ____________  ____________  ____________

Cash and cash equivalents at
 end of year                    $ 54,333,511  $ 50,532,742  $ 42,321,437


     The accompanying notes are an integral part of these statements.





                         NBC CAPITAL CORPORATION

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998 AND 1997



NOTE A - SUMMARY OF ACCOUNTING POLICIES

NBC Capital Corporation (the "Corporation"), and its subsidiaries, follow generally accepted accounting principles, including, where applicable, general practices within the banking industry.

 1.  Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and

National Bank of Commerce (NBC), a wholly-owned subsidiary of the Corporation,

First National Finance Company, a wholly-owned subsidiary of the Corporation,

NBC Service Corporation, a wholly-owned subsidiary of NBC, and

Commerce National Insurance Company, a 79%-owned subsidiary of NBC Service Corporation.

Significant intercompany accounts and transactions have been eliminated.

 2.  Nature of Operations

The Corporation is a bank holding company. Its primary asset is its investment in its subsidiary bank. NBC provides full banking services, including trust services. The bank operates under a national bank charter and is subject to regulation of the Office of the Comptroller of the Currency. The area served by NBC is the North Central region of Mississippi with locations in ten communities and the Tuscaloosa, Alabama area. The primary asset of NBC Service Corporation is its investment in Commerce National Insurance Company, a life insurance company. First National Finance Company is a finance company located in West Point, Mississippi.

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

 4. Securities

Investments in securities are classified into three categories and are accounted for as follows:

Securities Available-for-Sale

Securities classified as available-for-sale are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported as accumulated other comprehensive income, net of tax, until realized. Premiums and discounts are recognized in interest income using the interest method.

Gains and losses on the sale of securities available-for-sale are determined using the adjusted cost of the specific security sold.

Securities Held-to-Maturity

Securities classified as held-to-maturity are those securities for which there is a positive intent and ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method.

Trading Account Securities

Trading account securities are those securities which are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 1998 and 1997.

 5.  Loans

Loans are carried at the principal amount outstanding. Interest income on loans is recognized based on the principal balance outstanding and the stated rate of the loan.

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

 6.  Allowance for Loan Losses

For financial reporting purposes, the provision for loan losses charged to operations is based upon management's estimations of the amount necessary to maintain the allowance at an adequate level, considering past loan loss experience, current economic conditions, the value of any underlying collateral, credit reviews of the loan portfolio, changes in the size and character of the loan portfolio and other factors warranting consideration. Allowances for any impaired loans are generally determined based on collateral values. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is maintained at a level believed adequate by management to absorb potential loan losses.

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

 8.  Other Real Estate

Other real estate consists of properties acquired through foreclosure and is recorded at the lower of cost or current appraisal less estimated costs to sell. Any write-down from the cost to fair value required at the time of foreclosure is charged to the allowance for loan losses. Subsequent gains or losses on other real estate are reported in other operating income or expenses.

 9.  Intangible Assets

Intangible assets, consisting principally of goodwill associated with acquisitions, are being amortized to expense using the straight-line method over a fifteen-year period. Amortization expense was $331,673 for 1998, $310,148 for 1997, and $309,545 for 1996.

 10.  Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently payable, plus deferred taxes related primarily to differences between the basis of securities, allowance for loan losses, premises and equipment, other real estate and prepaid or accrued employee benefits for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

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

 12.  Employee Benefits

NBC maintains a noncontributory defined benefit pension plan covering substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and compensation. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. The annual pension cost charged to expense is actuarially determined in accordance with the provisions of Financial Accounting Standards Board (FASB) Statement No. 87, "Employers' Accounting for Pensions."

NBC provides a deferred compensation arrangement (401(k) plan) whereby employees contribute a percentage of their compensation. For employee contributions of five percent or less, NBC contributes matching contributions of twenty-five percent of the employee's contribution to the plan. Beginning in 1998, NBC made matching contributions of fifty percent of employee contributions of six percent or less for employees with twenty years or less of service. For employees with service in excess of twenty years, the matching contribution is seventy-five percent of employee contributions of six percent or less.

Employees of NBC participate in a nonleveraged Employee Stock Ownership Plan (ESOP) through which common stock of the Corporation is purchased at its market price for the benefit of employees. Contributions are made at the discretion of the Board of Directors and are expensed in the applicable year. The ESOP is accounted for in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans."

The Corporation and its subsidiary bank have various deferred income and supplemental retirement plans for certain directors and key executive and senior officers. Life insurance contracts have been purchased which may be used to fund payments under the plans. The estimated present value of the projected payments under the plans is being accrued to expense over the remaining expected term of each participant's active employment.

The Corporation provides an employee stock benefit plan whereby 8,434 shares (adjusted for stock split) of the Corporation's stock have been assigned for the benefit of certain key employees. Under the terms of the plan, retirement or similar payments will be equal to the fair market value of the stock plus all cash dividends paid since the adoption of the agreement. Compensation expense was recorded at the establishment date based on the market value of the stock. The difference between any increase or decrease in the value of the stock is recorded as an adjustment to salaries.

13.  Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, interest-bearing deposits with banks, and federal funds sold. Generally, federal funds are sold for one to seven day periods.

14.  Common Stock and Per Share Data

The computation of per share data is based on 5,664,736 shares outstanding during each year. In February, 1997, the FASB issued Statement No. 128, "Earnings Per Share." Under Statement No. 128, two earnings per share
(EPS) amounts are to be considered and presented. Basic EPS is calculated based on income available to common shareholders by the weighted-average number of common shares outstanding during the reporting period. Diluted EPS includes any additional dilution from potential common stock outstanding, such as exercise of stock options. The Corporation has no arrangements resulting in dilutive common stock outstanding.

Common stock and per share data have been adjusted for all periods presented for the 1997 four-for-one stock split effected in the form of a 300% stock dividend.

15.  Off-Balance Sheet Financial Instruments

In the ordinary course of business, NBC enters into off-balance sheet financial instruments consisting of commitments to extend credit, credit card lines, commercial and similar letters of credit and commitments to purchase securities. Such financial instruments are recorded in the financial statements when they are exercised.

16.  Accounting Pronouncements

In June, 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Among other things, Statement No. 131 requires public companies to report (i) certain financial and descriptive information about their reportable operating segments (as defined), and (ii) certain enterprise-wide financial information about products and services, geographic areas and major customers. The required segment financial disclosures include a measure of profit or loss, certain specific revenue and expense items, and total assets in annual and interim financial statements. Management believes that the Corporation and its subsidiary operate under one segment, commercial banking, and additional disclosure is not required.

In February, 1998, the FASB issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." Statement No. 132 standardizes disclosure requirements for pensions and other postretirement benefits. The Corporation adopted Statement No. 132 in 1998 and applied its requirements retroactively. Statement No. 132 does not change the recognition or measurement of pensions and other postretirement benefits and, therefore, its adoption had no effect on the Corporation's consolidated condition or consolidated results of operations.

In June, 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and for Hedging Activities." Statement No. 133 requires all derivatives to be recorded on the balance sheet at fair value. Statement No. 133 is effective for fiscal periods beginning after June 15, 1999, and is not expected to have a material effect on the Corporation's consolidated financial statements.


NOTE B - ACQUISITION AND REORGANIZATION

On December 31, 1998, the Corporation acquired all of the outstanding common stock of First National Corporation of West Point ("First National") in exchange for 864,736 shares of the Corporation's common stock and a nominal amount of cash in lieu of fractional shares. Immediately following the merger, First National's wholly-owned subsidiaries, First National Bank of West Point and National Bank of the South were merged into NBC of Mississippi and NBC of Tuscaloosa, respectively. Concurrently, the Corporation's subsidiary, NBC of Tuscaloosa, was merged into NBC of Mississippi. NBC of Mississippi was the surviving institution and its name changed to NBC. First National Finance Company, a wholly-owned finance company subsidiary of First National, became a wholly-owned subsidiary of the Corporation. The acquisition of First National and its subsidiaries has been accounted for as a pooling of interests and, accordingly, all prior financial statements have been restated to include the consolidated accounts and consolidated operations of First National and its subsidiaries. The effect of the pooling of interests on reported operations follows:
                                                   First
                                                  National
                                                 Corporation
                                    NBC Capital      Of       Currently
                                    Corporation  West Point    Reported
                                    ___________  ___________  ___________
1998:
  Net interest income               $25,474,495  $ 5,403,131  $30,877,626
  Provision for loan losses           1,040,000    2,147,261    3,187,261
  Other income                        8,294,897      542,829    8,837,726
  Other expense                      20,827,115    5,228,559   26,055,674
  Net income (loss)                   9,256,680     (762,970)   8,493,710

1997:
  Net interest income               $25,703,891  $ 5,425,631  $31,129,522
  Provision for loan losses           1,100,000      377,466    1,477,466
  Other income                        7,157,498      619,649    7,777,147
  Other expense                      19,720,708    4,047,615   23,768,323
  Net income                          8,751,241    1,167,059    9,918,300

1996:
  Net interest income               $24,536,796  $ 5,035,736  $29,572,532
  Provision for loan losses           1,314,000      362,801    1,676,801
  Other income                        6,640,738      686,476    7,327,214
  Other expense                      18,970,936    3,690,452   22,661,388
  Net income                          8,184,880    1,235,404    9,420,284

Merger-related expenses associated with the First National acquisition of $2,930,054 ($1,844,677 after tax) are included in the consolidated statement of income for the year ended December 31, 1998.



NOTE C - STOCK SPLIT

At a meeting of the shareholders on October 14, 1997, the authorized shares of common stock of the Corporation were increased from 3,000,000 to 10,000,000 in connection with the 1997 four-for-one common stock split effected in the form of a 300% stock dividend. Accordingly, outstanding shares of common stock were increased by 3,600,000. A transfer of $3,600,000, representing the par value of additional shares issued, was made from undivided profits to the common stock account. References in the consolidated financial statements and notes thereto with regard to common stock, per share, and related data have been retroactively adjusted to give effect to the transaction.


NOTE D - SECURITIES

A summary of amortized cost and estimated fair value of securities available-for-sale and securities held-to-maturity at December 31, 1998 and 1997, follows:

                                       December 31, 1998
                       __________________________________________________
                                       Gross       Gross      Estimated
                         Amortized   Unrealized  Unrealized     Fair
                           Cost        Gains       Losses       Value
                       ____________  __________  __________  ____________
Securities available-
 for-sale:
  U. S. Treasury
   securities          $ 15,813,389  $  173,281  $      -    $ 15,986,670
  Obligations of
   other U.S.
   Government agencies   31,130,595     281,025      15,982    31,395,638
  Obligations of
   states and
   municipal
   subdivisions          82,130,001   1,547,933      48,102    83,629,832
  Mortgage-backed
   securities            34,704,828     327,464      86,833    34,945,459
  Equity securities       4,239,600         -           -       4,239,600
  Other securities        2,547,597      37,279      58,953     2,525,923
                       ____________  __________  __________  ____________

                       $170,566,010  $2,366,982  $  209,870  $172,723,122
                       ============  ==========  ==========  ============

Securities held-
 to-maturity:
  Obligations of
   states and
   municipal
   subdivisions        $ 31,155,694  $3,288,518  $      -    $ 34,444,212
                       ============  ==========  ==========  ============


                                       December 31, 1997
                       __________________________________________________
                                       Gross       Gross      Estimated
                         Amortized   Unrealized  Unrealized     Fair
                           Cost        Gains       Losses       Value
                       ____________  __________  __________  ____________
Securities available-
 for-sale:
  U. S. Treasury
   securities          $ 32,803,200  $  106,764  $   96,905  $ 32,813,059
  Obligations of
   other U. S.
   Government
   agencies              36,679,877     173,207      77,218    36,775,866
  Obligations of
   states and
   municipal
   subdivisions          57,176,019     655,030      35,499    57,795,550
  Mortgage-backed
   securities            43,389,084     308,136      51,332    43,645,888
  Equity securities       4,669,400         -           -       4,669,400
  Other securities        2,343,175      18,115      71,623     2,289,667
                       ____________  __________  __________  ____________

                       $177,060,755  $1,261,252  $  332,577  $177,989,430
                       ============  ==========  ==========  ============
Securities held-
 to-maturity:
  Obligations of
   states and
   municipal
   subdivisions        $ 31,357,838  $3,049,045  $    1,860  $ 34,405,023
                       ============  ==========  ==========  ============

The scheduled maturities of securities available-for-sale and securities held-to-maturity at December 31, 1998, are as follows:

                          Available-for-Sale          Held-to-Maturity
                      __________________________  ________________________
                                      Estimated                 Estimated
                        Amortized       Fair       Amortized      Fair
                           Cost         Value         Cost        Value
                      ____________  ____________  ___________  ___________

Due in one year or
 less                 $ 21,786,044  $ 21,886,444  $   250,000  $   253,498
Due after one year
 through five years     55,132,757    56,020,899    5,125,507    5,402,058
Due after five years
 through ten years      51,164,941    52,052,043   17,034,509   18,959,221
Due after ten years      3,211,054     3,307,849    8,745,678    9,829,435
Mortgage-backed
 securities and
 other securities       39,271,214    39,455,887          -            -
                      ____________  ____________  ___________  ___________

                      $170,566,010  $172,723,122  $31,155,694  $34,444,212
                      ============  ============  ===========  ===========

Equity securities consist of stock in the Federal Reserve Bank and the Federal Home Loan Bank (FHLB). The transferability of this stock is restricted.

Gross gains of $131,332, $21,899, and $77,944, and gross losses of $21,392,
$72,950, and $6,921, were realized on securities available-for-sale in 1998, 1997, and 1996, respectively.

Securities with a carrying value of $124,301,601 and $124,199,619 at December 31, 1998 and 1997, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.


NOTE E - LOANS

Loans outstanding include the following types:          (In Thousands)
                                                         December 31,
                                                      __________________
                                                        1998      1997
                                                      ________  ________

 Commercial, financial and agricultural               $ 76,389  $ 76,542
 Real estate - construction                             24,284    25,341
 Real estate - mortgage                                284,566   269,462
 Installment loans to individuals                       93,537    95,595
 Other                                                   7,526     7,155
                                                      ________  ________
                                                       486,302   474,095
 Allowance for loan losses                              (9,572)   (7,980)
                                                      ________  ________

                                                      $476,730  $466,115
                                                      ========  ========

Transactions in the allowance for loan losses are summarized as follows:

                                         Years Ended December 31,
                                  _____________________________________
                                      1998         1997        1996
                                  ___________  ___________  ___________

Balance at beginning of year      $ 7,979,788  $ 7,525,267  $ 7,116,760
Additions:
 Provision for loan losses
  charged to operating expense      3,187,261    1,477,466    1,676,801
 Recoveries of loans previously
  charged off                         359,788      581,882      381,758
                                  ___________  ___________  ___________
                                   11,526,837    9,584,615    9,175,319
Deductions:
 Loans charged off                  1,955,169    1,479,241    1,650,052
 Allowance applicable to loans
  sold of finance company                 -        125,586          -
                                  ___________  ___________  ___________

Balance at end of year            $ 9,571,668  $ 7,979,788  $ 7,525,267
                                  ===========  ===========  ===========

At December 31, 1998 and 1997, the recorded investment in loans considered to be impaired totaled approximately $1,850,000 and $2,500,000, respectively. The allowance for loan losses related to these loans approximated $ 1,280,000 and $825,000 at December 31, 1998 and 1997,
respectively. The average recorded investment in impaired loans during the year ended December 31, 1998, was approximately $1,155,000. For the years ended December 31, 1998 and 1997, the amount of income recognized on impaired loans was immaterial.


NOTE F - PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization as follows:

                                Estimated            December 31,
                               Useful Lives  ___________________________
                                 In Years         1998          1997
                               ____________  _____________  ____________

Premises:
 Land                                -       $   2,847,117  $  2,901,617
 Buildings, construction
  and improvements                10 - 50       14,846,717    14,792,239
                                             _____________  ____________
                                                17,693,834    17,693,856
Equipment                          3 - 10       10,926,358    10,321,807
                                             _____________  ____________
                                                28,620,192    28,015,663
Less accumulated depreciation
 and amortization                               13,599,634    12,061,299
                                             _____________  ____________

                                             $  15,020,558  $ 15,954,364
                                             =============  ============

The amount charged to operating expenses for depreciation was $1,698,843 for 1998, $1,651,403 for 1997, and $1,364,569 for 1996.


NOTE G - BORROWED FUNDS

Federal funds purchased and securities sold under repurchase agreements consisted of the following at December 31, 1998 and 1997:

                                                    1998        1997
                                                ___________  ___________

  Federal funds purchased                       $       -    $       -
  Securities sold under agreement
   to repurchase                                 10,463,833   20,021,209
                                                ___________  ___________

                                                $10,463,833  $20,021,209
                                                ===========  ===========

Federal funds purchased and securities sold under agreements to repurchase generally mature within one to seven days from the transaction date. Information concerning securities sold under agreement to repurchase is summarized as follows:
                                                    1998         1997
                                                ___________  ___________

 Average balance during the year                $12,936,484  $11,685,255
 Average interest rate during the year                4.31%        4.51%
 Maximum month-end balance during the year      $15,188,036  $20,021,209

Securities underlying the repurchase agreements remain under the control of NBC.

Other borrowed funds consisted of the following at December 31,:

                               1998                     1997
                     ________________________  _______________________
                        Average                 Average
                         Rate        Amount       Rate       Amount
                     ___________  ___________  __________  ___________

 FHLB advances
  maturing in:
   1998                      -    $       -         4.78%  $   278,226
   1999                    6.23%    3,428,699       5.86%    1,540,000
   2000                    5.78%    3,456,036       6.07%    7,186,311
   2001                    5.91%    3,312,652       5.90%    4,256,915
   2002                    6.08%    3,258,285       6.08%    4,057,781
   2004                    6.63%    1,020,362       6.63%    1,169,186
   2005                    6.22%      980,534       6.22%    1,019,304
 Notes payable to a
  correspondent bank         -            -         7.87%    1,150,000
 Treasury tax and
  loan note           Adjustable      591,819  Adjustable    2,410,978
                                  ___________              ___________

                                  $16,048,387              $23,068,701
                                  ===========              ===========

The advances due to the FHLB are collateralized by first mortgage loans, FHLB capital stock, and amounts on deposit with the FHLB. The treasury tax and loan note generally matures within one to sixty days from the transaction date. Interest is paid at an adjustable rate as set by the U.S. Government.

Annual principal repayment requirements on borrowings with initial or remaining terms of one year or more at December 31, 1998, are as follows:

                    Year             Amount
                 __________       ___________

                    1999          $ 6,988,910
                    2000            4,125,541
                    2001            2,436,282
                    2002              790,592
                    2003              259,917
                 Thereafter           855,326
                                  ___________

                                  $15,456,568
                                  ===========

NOTE H - COMPREHENSIVE INCOME

As of January 1, 1998, the Corporation and its subsidiaries adopted FASB Statement No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Unrealized gains and losses on securities available-for-sale, which prior to adoption were reported separately in stockholders' equity, are required to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement No. 130. The adoption of this statement had no impact on net income or stockholders' equity.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting amounts that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income. The disclosure of the reclassification amounts are as follows:
                                             Years Ended December 31,
                                          ______________________________
                                            1998      1997       1996
                                          ________  ________  _________
 Unrealized gains (losses) on securities
  available-for-sale, net of tax, arising
  during year                             $877,765  $225,998  $(876,360)
 Less reclassification adjustment for
  (gains) losses included in net income,
  net of tax                               (68,740)   31,639    (46,575)
                                          ________  ________  _________
 Net change in unrealized gains (losses)
  on securities available-for-sale, net
  of tax                                  $809,025  $257,637  $(922,935)
                                          ========  ========  =========


NOTE I - INCOME TAXES

The provision for income taxes including the tax effects of securities transactions [1998 - $41,200; 1997 - ($19,412); 1996 - $24,448] is as
follows:
                                     Years Ended December 31,
                               _____________________________________
                                   1998         1997        1996
                               ___________  ___________  ___________

 Current tax expense           $ 3,282,760  $ 3,970,739  $ 3,239,638
 Deferred tax benefit           (1,304,053)    (228,159)     (98,365)
                               ___________  ___________  ___________

                               $ 1,978,707  $ 3,742,580  $ 3,141,273
                               ===========  ===========  ===========

Deferred tax provisions are applicable to the following items:

                                     Years Ended December 31,
                               _____________________________________
                                   1998         1997        1996
                               ___________  ___________  ___________

 Depreciation                  $   (18,047) $     3,291  $    67,118
 Loans and allowance for loan
  losses                          (608,081)    (534,162)    (321,920)
 Securities                        (83,628)      90,437       86,250
 Employee benefits                (361,238)     125,920      121,543
 Deferred loan fees/costs           12,705       37,465       41,680
 Other, net                       (245,764)      48,890      (93,036)
                               ___________  ___________  ___________

                               $(1,304,053) $  (228,159) $   (98,365)
                               ===========  ===========  ===========

The difference between the total expected tax expense at the federal tax rate of 34% and the reported income tax expense is as follows:


                                     Years Ended December 31,
                               _____________________________________
                                   1998         1997        1996
                               ___________  ___________  ___________
 Tax on income before income
  taxes                        $ 3,560,622  $ 4,644,700  $ 4,270,931
 Increase (decrease)
  resulting from:
   Tax-exempt income            (2,030,076)  (1,421,755)  (1,520,945)
 Nondeductible expenses            317,456      263,337      285,256
 State income taxes, net of
  federal benefit                  320,292      293,310      218,460
 Other, net                       (189,587)     (37,012)    (112,429)
                               ___________  ___________  ___________

                               $ 1,978,707  $ 3,742,580  $ 3,141,273
                               ===========  ===========  ===========

The components of the net deferred tax asset included in other assets as of December 31, 1998 and 1997, are as follows:

                                                1998          1997
                                             ___________  ___________
Deferred tax assets:
 Allowance for loan losses                   $ 3,518,221  $ 2,910,140
 Employee benefits                               385,878       24,640
 Other                                           378,545      132,781
                                             ___________  ___________
  Total deferred tax assets                    4,282,644    3,067,561

Deferred tax liabilities:
 Premises and equipment                       (1,029,125)  (1,047,172)
 Deferred loan fees/costs                       (204,180)    (191,475)
 Securities                                     (398,700)    (482,328)
 Unrealized gain on securities
  available-for-sale                            (725,727)    (313,649)
                                             ___________  ___________
   Total deferred tax liabilities             (2,357,732)  (2,034,624)
                                             ___________  ___________

    Net deferred tax asset                   $ 1,924,912  $ 1,032,937
                                             ===========  ===========

NOTE J - EMPLOYEE BENEFITS

The following table sets forth the defined benefit plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31, 1998 and 1997:
                                                 1998         1997
                                             ___________  ___________

  Change in benefit obligation:
   Benefit obligation at beginning of year   $ 8,726,460  $ 7,462,565
   Service cost                                  410,062      488,832
   Interest cost                                 560,420      591,719
   Actuarial loss                                490,758      699,894
   Amendments                                   (995,687)         -
   Benefits paid                                (824,727)    (516,550)
                                             ___________  ___________

   Benefit obligation at end of year           8,367,286    8,726,460
                                             ___________  ___________
  Change in plan assets:
   Fair value of plan assets at beginning
    of year                                  $ 9,387,721  $ 7,657,982
   Expected return on plan assets                842,600    1,390,601
   Employer contributions                            -        872,316
   Benefits paid                                (824,727)    (516,550)
   Asset gains deferred for later
    recognition                                  582,888      (16,628)
                                             ___________  ___________
   Fair value of plan assets at end of year    9,988,482    9,387,721
                                             ___________  ___________

   Funded status                               1,621,196      661,261
   Unrecognized net asset at adoption of
    Statement No. 87 being recognized over
    employees' remaining service life            (65,138)     (97,709)
   Unrecognized net actuarial loss               790,009      902,881
   Unrecognized prior service cost              (868,080)      57,153
                                             ___________  ___________

   Prepaid benefit cost                      $ 1,477,987  $ 1,523,586
                                             ===========  ===========

   Weighted average assumptions:
    Discount rate                                  7.00%        7.50%
    Expected return on plan assets                 9.50%        9.50%
    Rate of compensation increase                  5.00%        5.00%

   Components of net periodic benefit cost:
    Service cost                             $   410,062  $   488,832
    Interest cost                                560,420      591,719
    Expected return on plan assets              (842,600)    (706,228)
    Amortization of prior service costs          (70,454)       6,137
    Amortization of transition obligation        (32,571)     (32,571)
    Recognized net actuarial gain                 20,742       23,307
                                             ___________  ___________

                                             $    45,599  $   371,196
                                             ===========  ===========

Contributions to the ESOP amounted to $80,000 in 1998, $150,000 in 1997, and $200,000 in 1996. At December 31, 1998, the plan held 332,497 shares of the Corporation's common stock. Contributions to the 401(k) plan amounted to $264,866 in 1998, $133,899 in 1997, and $116,935 in 1996.

Expenses under the deferred income and supplemental retirement plans, net of increases in the cash surrender value of life insurance contracts, were not material for 1998, 1997, and 1996.


NOTE K - RELATED PARTY TRANSACTIONS

In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, and are consistent with sound banking practices and are within applicable regulatory and lending limitations. The activity in loans to directors, executive officers, and their affiliates during 1998 is summarized as follows:

 Loans outstanding at January 1, 1998                    $   8,399,005
 New loans                                                   8,360,730
 Repayments                                                 (8,364,925)
                                                         _____________

 Loans outstanding at December 31, 1998                  $   8,394,810
                                                         =============
Also, in the normal course of business, the Corporation and NBC enter into transactions for services with companies and firms whose principals are directors and stockholders.


NOTE L - REGULATORY MATTERS

Any dividends paid by the Corporation are provided from dividends received from its subsidiary bank. Under regulations controlling national banks, the payment of any dividends by a bank without prior approval of the Comptroller of the Currency is limited to the current year's net profits (as defined by the Comptroller of the Currency) and retained net profits of the two preceding years.

The Corporation and its subsidiary bank are subject to regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgment by regulators about components, risk weightings, and other related factors.

To ensure capital adequacy, quantitative measures have been established by regulators and these require the Corporation and its bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to adjusted average total assets (leverage). Management believes, as of December 31, 1998, that the Corporation and its subsidiary bank exceed all capital adequacy requirements.

At December 31, 1998, NBC was categorized by regulators as well-capitalized under the regulatory framework for prompt corrective action. A financial institution is considered to be well-capitalized if it has total risk-based capital of 10% or more, has a Tier I risk-based ratio of 6% or more, and has a Tier I leverage capital ratio of 5% or more. There are no conditions or anticipated events that, in the opinion of management, would change the categorization.

The actual capital amounts and ratios at December 31, 1998 and 1997, are presented in the following table. No amount was deducted from capital for interest-rate risk exposure:

                                                 ($ In Thousands)
                                           NBC Capital
                                           Corporation
                                          (Consolidated)         NBC
                                          ______________   ______________
                                          Amount   Ratio   Amount   Ratio
                                          _______  _____   _______  _____
  December 31, 1998:
   Total risk-based                       $91,053  17.9%   $90,878  17.9%
   Tier I risk-based                       84,674  16.6%    84,487  16.6%
   Tier I leverage                         84,674  11.0%    84,487  10.9%

  December 31, 1997:
   Total risk-based                       $86,808  17.5%   $85,590  17.2%
   Tier I risk-based                       80,580  16.3%    79,423  16.0%
   Tier I leverage                         80,580  10.8%    79,423  10.6%

The minimum amounts of capital and ratios as established by banking regulators at December 31, 1998 and 1997, were as follows:

                                                  ($ In Thousands)
                                        NBC Capital
                                        Corporation
                                        (Consolidated)           NBC

                                       Amount  Ratio   Amount  Ratio
                                      _______  _____  _______  _____
  December 31, 1998:
   Total risk-based                   $40,826   8.0%  $40,654   8.0%
   Tier I risk-based                   20,412   4.0%   20,327   4.0%
   Tier I leverage                     23,310   3.0%   23,296   3.0%

  December 31, 1997:
   Total risk-based                   $39,718   8.0%  $39,606   8.0%
   Tier I risk-based                   19,858   4.0%   19,803   4.0%
   Tier I leverage                     22,350   3.0%   22,260   3.0%

NBC is required to maintain average reserve balances with the Federal Reserve Bank. The reserve balance varies depending upon the types and amounts of deposits. At December 31, 1998, the required reserve balance with the Federal Reserve Bank was approximately $3,550,000.


NOTE M - COMMITMENTS AND CONTINGENT LIABILITIES

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of banking business and which involve elements of credit risk, interest rate risk, and liquidity risk. The commitments and contingent liabilities are commitments to extend credit, credit card lines, and commercial and similar letters of credit. A summary of commitments and contingent liabilities at December 31, 1998 and 1997, is as follows:

                                                       (In Thousands)
                                                     Contractual Amount
                                                     __________________
                                                       1998       1997
                                                     _______    _______

  Commitments to extend credit                       $51,644    $63,725
  Credit card lines                                    1,932      3,019
  Commercial and similar letters of credit             3,523      4,788


Commitments to extend credit, credit card lines, and commercial and similar letters of credit include some exposure to credit loss in the event of nonperformance of the customer. The credit policies and procedures for such commitments are the same as those used for lending activities.
Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred in 1998 or 1997, nor are any significant losses as a result of these transactions anticipated.

NBC is defendant in various pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon the advice of legal counsel, the ultimate disposition of these matters will not have a material effect on the Corporation's consolidated financial statements.


NOTE N - CONCENTRATIONS OF CREDIT

Most of the loans, commitments and letters of credit of NBC have been granted to customers in its market areas. Generally, such customers are also depositors. Investments in state and municipal securities also involve governmental entities within the bank's market areas. The concentrations of credit by type of loan are set forth in Note E. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Letters of credit were granted primarily to commercial borrowers.


NOTE O - SUPPLEMENTAL CASH FLOW INFORMATION

                                          Years Ended December 31,
                                    ____________________________________
                                       1998          1997        1996
                                    ___________  ___________  ___________

 Cash paid during the year for:
  Interest                          $26,950,746  $25,352,192  $23,213,348
  Income taxes                        3,529,736    3,710,556    3,318,717


NOTE P - DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - For such short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities - For securities held as investments, fair value equals market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair values of demand deposits are, as required by Statement No. 107, equal to the carrying value of such deposits. Demand deposits include noninterest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. The fair value of variable rate term deposits, those repricing within six months or less, approximates the carrying value of these deposits. Discounted cash flows have been used to value fixed rate term deposits and variable rate term deposits repricing after six months. The discount rate used is based on interest rates currently being offered on comparable deposits as to amount and term.

Short-Term Borrowings - The carrying value of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings approximates their carrying values.

FHLB and Other Borrowings - The fair value of the fixed rate borrowings are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of variable rate borrowings approximates their fair values.

Off-Balance Sheet Instruments - Generally, commitments to extend credit and letters of credit are for a term of thirty days to ninety days. Management is of the opinion the estimated fair value is not significantly different from the contractual or notational amounts.

                                           (In Thousands)
                              December 31, 1998      December 31, 1997
                           ______________________  ______________________
                            Carrying   Estimated    Carrying   Estimated
                             Amount    Fair Value    Amount    Fair Value
                           __________  __________  __________  __________

  Financial Instruments:
   Assets:
    Cash and cash
     equivalents           $   54,334  $   54,334  $   50,533  $   50,533
    Investment securities
     available-for-sale       172,723     172,723     177,989     177,989
    Investment securities
     held-to-maturity          31,156      34,444      31,358      34,405
    Loans                     476,730     476,350     466,115     472,778
   Liabilities:
    Noninterest bearing
     deposits                  91,290      91,290      82,898      82,898
    Interest bearing
     deposits                 559,925     560,316     543,397     544,036
    Federal funds
     purchased and
     securities sold under
     agreements to
     repurchase                10,464      10,464      20,021      20,021
    FHLB and other
     borrowings                16,048      15,986      23,069      22,638
    Off-balance sheet
     instruments               57,099      57,099      71,622      71,622


NOTE Q - CONDENSED PARENT COMPANY STATEMENTS

Balance sheets as of December 31, 1998 and 1997, and statements of income and cash flows for the years ended December 31, 1998, 1997 and 1996, of NBC Capital Corporation (parent company only) are presented below:

                                BALANCE SHEETS

                                                    1998         1997
                                                ___________  ___________
ASSETS

Cash                                            $    45,100  $   566,115
Investment in subsidiaries                       88,962,574   83,469,294
Other assets                                      3,857,071    3,192,115
                                                ___________  ___________

                                                $92,864,745  $87,227,524
                                                ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Dividends payable and other liabilities         $ 4,570,878  $ 4,323,384
Stockholders' equity                             88,293,867   82,904,140
                                                ___________  ___________

                                                $92,864,745  $87,227,524
                                                ===========  ===========


                              STATEMENTS OF INCOME

                                             Years Ended December 31,
                                        __________________________________
                                           1998        1997        1996
                                        __________  __________  __________
INCOME
Dividends from subsidiaries             $4,373,376  $4,378,000  $4,122,483
Other                                       16,587      51,115      86,717
                                        __________  __________  __________
                                         4,389,963   4,429,115   4,209,200

EXPENSE                                    852,832     245,357     156,370
                                        __________  __________  __________

Income before income taxes and equity
 in undistributed earnings of
 subsidiaries                            3,537,131   4,183,758   4,052,830
Income tax benefit                         287,629      76,014      26,455
Income before equity in undistributed
 earnings of subsidiaries                3,824,760   4,259,772   4,079,285
Equity in undistributed earnings of
 subsidiaries                            4,668,950   5,658,528   5,340,999
                                        __________  __________  __________

Net income                              $8,493,710  $9,918,300  $9,420,284
                                        ==========  ==========  ==========



                          STATEMENTS OF CASH FLOWS

                                             Years Ended December 31,
                                        __________________________________
                                           1998        1997        1996
                                        __________  __________  __________
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                              $8,493,710  $9,918,300  $9,420,284

Equity in subsidiaries' earnings in
 excess of dividends                    (4,668,950) (5,658,528) (5,340,999)

Other, net                                (586,502)   (191,045)    (50,563)
                                        __________  __________  __________
Net cash provided by operating
 activities                              3,238,258   4,068,727   4,028,722
                                        __________  __________  __________

Cash Flows From Investing Activities           -       (38,320)   (534,179)
                                        __________  __________  __________

Cash Flows From Financing Activities

Dividends paid on common stock          (3,609,273) (3,164,186) (3,274,669)

Other                                     (150,000)   (625,230)   (450,000)
                                        __________  __________  __________

Net cash used in financing activities   (3,759,273) (3,789,416) (3,724,669)
                                        __________  __________  __________

Net increase (decrease) in cash and
 cash equivalents                         (521,015)    240,991    (230,126)

Cash and cash equivalents at beginning
 of year                                   566,115     325,124     555,250
                                        __________  __________  __________

Cash and cash equivalents at end
 of year                                $   45,100  $  566,115  $  325,124
                                        ==========  ==========  ==========

NOTE R - SUBSEQUENT EVENT

On February 3, 1999, the Corporation entered into an Agreement and Plan of Merger ("Plan") with FFBS Bancorp, Inc. ("FFBS"). Under the terms of the Plan, FFBS will be merged into the Corporation through the exchange of FFBS common stock for common stock of the Corporation. Each share of FFBS common stock will be exchanged for .7702 shares of the Corporation's common stock. The wholly-owned subsidiary of FFBS, First Federal Bank for Savings, will be merged into NBC. The merger, which is dependent upon receiving regulatory and stockholder approval, is expected to be a tax-free transaction accounted for as a pooling of interests.