Form 10-K, Exhibit 13
period 1999-12-31
NBC CAPITAL CORP
filed 2000-03-28
CIK 742054

EXHIBIT 13.a.

                           MARKET INFORMATION



Effective October 1, 1998, the Corporation outsourced its stock transfer activity to SunTrust Bank, Atlanta. Also, as of that date, the Corporation designated two brokerage firms as Market Makers for its common stock. Currently, the stock is traded in the NASDAQ Inter-Dealer Market under the symbol NBCA. Quarterly high and low sales prices are not available prior to the fourth quarter of 1998; however, on an annual basis, the stock traded in a range between $32.00 and $39.75 during 1998. Dividends were declared semi-annually in June and December of each of the years reported. The following table sets forth, for the periods indicated, the range of sales prices of the Corporation's common stock as reported on the Inter-Dealer Market and the dividends declared for each year:


                                                      CASH DIVIDEND
                                                      DECLARED PER
YEAR       QUARTER           HIGH         LOW            QUARTER
____       _______          _______     _______       _____________

1998        First             N/A         N/A
            Second            N/A         N/A              $0.11
            Third             N/A         N/A
            Fourth          $39.750     $37.000             0.62

1999        First           $40.000     $37.875
            Second           38.500      30.000             0.18
            Third            33.500      27.250
            Fourth           31.500      26.000             0.69




                             EXHIBIT 13.b.

                        SELECTED FINANCIAL DATA

                        YEARS ENDED DECEMBER 31,



                   1999      1998      1997      1996      1995
                 ________  ________  ________  ________  ________
                      (In thousands, except per share data)
INCOME DATA
Interest and
 fees on loans   $ 52,219  $ 52,955  $ 51,682  $ 46,972  $ 42,531
Interest and
 dividends on
 investment
 securities        12,430    13,416    13,755    14,076    15,132
Other interest
 income             2,440     1,953     1,268       787       874
                 ________  ________  ________  ________  ________
 Total interest
  income           67,089    68,324    66,705    61,835    58,537
Interest expense   30,998    32,744    30,877    27,723    26,396
                 ________  ________  ________  ________  ________
Net interest
 income            36,091    35,580    35,828    34,112    32,141
Provision for
 loan losses        1,769     3,187     1,482     1,677     1,238
                 ________  ________  ________  ________  ________
Net interest
 income after
 provision for
 loan losses       34,322    32,393    34,346    32,435    30,903
Service charges
 on deposit
 accounts           5,230     4,720     4,653     4,453     4,018
Other income        7,824     4,871     3,759     3,509     2,920
                 ________  ________  ________  ________  ________
Total
 noninterest
 income            13,054     9,591     8,412     7,962     6,938
                 ________  ________  ________  ________  ________
Salaries and
 employee
 benefits          17,545    16,024    14,651    14,146    13,277
Occupancy and
 equipment
 expense            4,213     3,778     3,558     3,154     3,067
Other expenses     12,211     9,299     8,041     8,551     7,468
                 ________  ________  ________  ________  ________
Total
 noninterest
 expense           33,969    29,101    26,250    25,851    23,812
                 ________  ________  ________  ________  ________
Income before
 income taxes      13,407    12,883    16,508    14,546    14,029
Income taxes        2,899     2,881     4,826     3,729     3,623
                 ________  ________  ________  ________  ________

Net income       $ 10,508  $ 10,002  $ 11,682  $ 10,817  $ 10,406
                 ========  ========  ========  ========  ========
PER SHARE DATA
Net income -
 basic           $   1.46  $   1.43  $   1.68  $   1.54  $   1.48
Net income -
 diluted             1.46      1.42      1.67      1.53      1.47
Dividends             .87       .73       .66       .61       .60

FINANCIAL DATA
Shares
 outstanding        7,213     7,045     7,044     7,036     7,042
Total assets     $973,570  $937,147  $900,886  $847,131  $794,738
Net loans         613,557   576,731   563,590   535,886   481,557
Total deposits    752,810   776,955   734,107   707,240   675,205
Total
 stockholders'
 equity           111,251   111,868   105,304   100,774    94,989


(1) Financial data includes accounts of significant pooled acquisitions for all years presented.
(2) Per share and common stock data has been adjusted retroactively for stock splits.
(3) Merger-related expenses amounted to $2.5 million after tax in 1999 and $1.8 million after tax in 1998.



                            EXHIBIT 13.c.


      MANAGEMENT'S DISCUSSION AND AMALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS


NBC Capital Corporation

The following provides a narrative discussion and analysis of significant changes in the Corporation's results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements, including the notes thereto, and the supplemental financial data included elsewhere in this report, including the five-year summary of Selected Financial Data and management's letter to shareholders at the beginning of this Annual Report.

Certain information included in this discussion contains forward-looking statements and information that are based on Management's conclusions, drawn from certain assumptions and information currently available to Management. The Private Securities Litigation Act of 1995 encourages the disclosure of forward-looking information by Management by providing safe harbor for such information. Specifically, this discussion contains forward-looking statements with respect to the adequacy of the Allowance for Loan Losses and other market and credit risk disclosures. Although management believes that the expectations reflected in such forward-looking statements are reasonable and based on Management's best judgements, it can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to certain risk that assumptions will change and uncertainties will materialize. Should this happen, then underlying assumptions may prove to be significantly different and actual results may vary materially from those anticipated or projected.


BUSINESS COMBINATIONS

On August 31, 1999, the Corporation ("NBC") acquired all the outstanding common stock of FFBS Bancorp, Inc. ("FFBS") in exchange for 1,396,162 shares of NBC's common stock. The acquisition was accounted for as a pooling of interest and accordingly, all prior financial statements have been restated to include the consolidated accounts and consolidated operations of FFBS and its subsidiary from the beginning of the earliest period reported.

On September 30, 1999, NBC acquired four insurance agencies, collectively known as the Galloway-Chandler-McKinney Insurance Agency ("GCM"). NBC exchanged 173,184 shares of the Corporation's common stock for all the issued and outstanding common stock of GCM. Following the acquisition, NBC Commerce and changed the name to Galloway-Chandler-McKinney Insurance Agency, Inc. The transaction has been accounted for as a pooling of interest, and the Corporation's consolidated financial statements for 1999 include the accounts of GCM. The consolidated financial statements for periods prior to 1999 were not restated since the changes were not considered material. See Note B to the Consolidated Financial Statements for additional information concerning these acquisitions and the acquisition of First National Corporation of West Point ("FNC") as of December 31, 1998.

Merger related expenses associated with the FFBS and GMC acquisitions of $3.9 million ($2.5 million after tax) are included in the Consolidated Statement of Income for the year ended December 31, 1999. This impacted 1999 earnings per share by approximately $.36 per share.


FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Since 1995, the total assets of the company have increased 22.5%. Loans have increased 27.4% between 1995 and 1999. Loan growth has continued in each of the years noted in the summary of Selected Financial Data even
though there has been increased competition for good quality credits.   The
quality of the portfolio remains excellent. Net charge-offs for 1997, 1998 and 1999, were .18%, .28% and .28% of average net loans outstanding for each year, respectively.

Deposits have grown 11.5% over the period 1995-1999. During the period 1995
- 1998, loans grew by approximately $95 million. This growth was funded by deposits, which increased by approximately $102 million during this same period. In 1999, the trend reversed as competition increased for deposits, not only from within the banking industry, but from throughout the financial services industry as billions of dollars continued to flow into the stock markets. During 1999, as loans grew by $37 million, deposits declined by approximately $24 million. Approximately 79% of this decline in deposits occurred during the last sixty days of 1999. During January of 2000, approximately $7.4 million of these deposits returned to the bank. This situation required the Corporation to look to other funding sources such as reallocating funds from lower yielding assets and additional borrowings from the Federal Home Loan Bank.

Stockholders' equity has represented a consistent strength of the Corporation throughout the years noted in the summary of Selected Financial Data. Stockholders' equity has increased 17.1% since 1995. Stockholders' equity includes Accumulated Other Comprehensive Income which is composed of unrealized gain (loss) on "Available-for-Sale Securities" of $1,376,000 and ($2,638,000) at December 31, 1998 and 1999, respectively, as required to be reported under FASB 115.

Net income increased each year from 1995 through 1997. In 1998, consolidated net income declined as a result of incurring approximately $1.8 million of merger related expenses (net of taxes) associated with the acquisition of FNC. Net income increased in 1999 by $506,000, even though it included approximately $2.5 million of merger related expenses (net of taxes) associated with the acquisitions of FBBS and GMC. Return on average assets (ROA), a primary measure of earning strength, was 1.1% in both 1998 and 1999. Exclusive of the merger expenses, ROA would have been 1.3% in 1998 and 1.4% in 1999. Earnings per share grew from $1.48 in 1995 to $1.68 in 1997. In 1998 and 1999, earnings per share were $1.43 and $1.46, respectively, after being impacted by approximately $.26 in 1998 and $.36
in 1999, for the above mentioned non-recurring merger expenses.   All
earnings per share amounts have been restated to reflect the 1997 stock split, the 1998 merger with FNC and the 1999 merger with FFBS.

Regular cash dividends have increased in each of the years outlined in the summary of Selected Financial Data. Also, special cash dividends of approximately $.15 per share in 1995 and $.06 per share in 1999, were paid in recognition of the company's strong earnings and equity positions. As stated in the preceding paragraph, all per share amounts have been restated to reflect the 1997 stock split, the 1998 merger with FNC and the 1999 merger with FFBS.

Net interest income ("NII"), the primary source of earnings for the Corporation, represents income generated from earning assets less the interest expense of funding those assets. NII increased 6.1% in 1996 and 5.0% in 1997. In 1998, there was a slight decline in NII of less than one
percent.  In 1999, NII increased by 1.4%.   Changes in NII may be divided
into two components; first, the change in average earning assets (volume component) and second, the change in the net interest spread (rate component). Net interest spread represents the difference between yields on earning assets and rates paid on interest bearing liabilities. Net interest spread for 1999 decreased to 4.07% from 4.08% in 1998. The primary reason for this decline was a decrease in loan yields that resulted from an increased competition for good quality loans. This occurred even though rates trended upward during the year. The Corporation was able to offset this decline in loan yields by reducing the overall cost of deposits by a comparable amount.

Since the rate component pushed NII slightly down in 1999, the overall increase for the year resulted from an increase in the volume component. Earning Assets grew during 1999 by $21.9 million or 2.6%.

NII was adversely impacted during 1999 by a significant increase in cash reserves during the last quarter of the year. The purpose of this increase was to meet any unusual customer demands for cash as a result of Y2K. As the cash reserves were built, additional borrowings from the Federal Home Loan Bank were being incurred to fund this cash buildup and the Corporation's normal daily liquidity needs. It is estimated that this Y2K situation cost the Corporation approximately $320,000 in NII during the fourth quarter. If this cost had not been incurred, NII for 1999 would have increased by 2.3%.

The Corporation has also maintained a consistent and disciplined asset/liability management policy during each of the years noted in the summary. This policy focuses on interest rate risk and rate sensitivity. The primary objective of rate sensitivity management is to maintain interest income growth while reducing exposure to adverse fluctuations in rates. The Corporation utilizes an Asset/Liability Management Committee that evaluates and analyzes the Corporation's pricing, asset/liability maturities and growth, and balance sheet mix strategies in an effort to make informed decisions that will increase income and limit interest rate risk. The committee uses simulation modeling as a guide for its decision making. Modeling techniques are also utilized to forecast changes in net income and the economic value of equity under assumed fluctuations in interest rate levels.

Due to the potential volatility of interest rates, NBC's goal is to stabilize the net interest margin by maintaining a neutral rate sensitive position. At year-end 1999, the Corporation's balance sheet reflected approximately $52.5 million more in rate sensitive liabilities than assets that were scheduled to reprice within one year. This represents 5.4% of total assets and would indicate that the Corporation is liability sensitive. This computation results from a static gap analysis that weights assets and liabilities equally. It is the Corporation's policy to maintain a static gap position of no more than a plus or minus 10% of aggregate assets over a moving twenty-four month period. The Corporation's position is considered essentially neutral to slightly asset sensitive when using simulation modeling that provides a different weighting for assets and liabilities on the basis that in a changing rate environment, assets reprice more quickly and in closer relation to the changing rate than do liabilities. Management believes that interest rates will increase during early 2000. As a result, it is felt that the Corporation's current position places it in a low interest rate risk posture for 2000. Management does not believe that it is in the Corporation's best interest to speculate on changes in interest rate levels. Although earnings could be enhanced if predictions were correct, they could also be put at significant risk if interest rates move against predictions.

The Corporation's Provision for Loan Losses is utilized to replenish the Reserve for Loan Losses on its balance sheet. The reserve is maintained at a level deemed adequate by the Board of Directors after its evaluation of the risk exposure contained in the company's loan portfolio. The reserve amount maintained at the end of 1999 was deemed entirely adequate to cover exposure within the Corporation's loan portfolio. The reserve has increased 24.7% since 1996 and stood at 1.63% of net loans at the end of 1999.

Non-interest income includes various service charges, fees, and commissions collected by the company, including insurance commissions earned by GCM, the wholly owned subsidiary of National Bank of Commerce. During 1999, non-interest income increased by 36.1%. This increase was primarily due to the acquisition of GCM on September 30, 1999. This acquisition, which was accounted for as a pooling of interest, generated approximately $3.2 million of commissions, which were included in Other Income for 1999. As previously stated, the 1998 amounts were not restated for this acquisition. As a result, 92% of the total increase came from these commissions. Additionally, Trust Department Income increased by 12.3% resulting from continued growth in overall trust related activities. Service Charges on Deposit Accounts also increased by 10.8% due to an increased number of accounts resulting primarily from the acquisitions, account promotions and an increased effort to collect fees earned. During 1998, non-interest income increased by 14.0%. This increase was due to an increase in Trust Department Income of 17.9% resulting from an overall growth in trust-related activities and a 99.2% increase in mortgage loan fee income. This increase resulted from a very favorable interest rate environment that increased both the number of new home purchases and the refinancing of existing mortgages.

Non-interest expense represents ordinary overhead expenses, including salaries, bonuses and benefits. The Corporation maintains a formal salary administration program that considers extensive comparative salary data and other indexes supplied by a leading outside consulting firm. This data is utilized to assure that salaries are in line and competitive to comparable jobs in the marketplace. Incentive bonuses were expensed in each of the years noted and were paid to employees based on the attainment of predetermined profit goals. Overall non-interest expense increased by approximately 16.7% during 1999. Of this total increase, 40% resulted from increased merger related expenses incurred in the acquisitions of FFBS and GCM. Salaries and Employee Benefits increased by 9.8% during 1999. Approximately 50% of this increase in salary and employee benefits came from the acquisition of GCM, which was included in the 1999 amounts, but not in 1998. The remaining portion of the salary and employee benefits increase for 1999 and all of the 1998 increase resulted from normal raises and positions added to accommodate the Corporation's growth. The remaining portion of the increase in non-interest expense in 1999 was primarily due to the acquisition of GCM on September 30,1999. The major portion of GCM's expenses for all of 1999, exclusive of salary and employee benefits, were included in Other Expenses in the 1999 Consolidated Statements of Income. As previously stated, the 1998 amounts were not restated for the GCM acquisition. Overall non-interest expense increased by approximately 10.9% during 1998. Of this increase, salaries accounted for approximately 5.2% and other expenses accounted for approximately 5.6%. Of the total increase in other expenses, approximately 74% were related to merger expenses incurred in connection with the acquisition of FNC as of December 31,1998.

Changes in the Corporation's income tax expense have generally paralleled income gains. The company's effective tax rates were 29.2% in 1997, 22.4% in 1998 and 21.6% in 1999. The large decline in the effective rate in 1998 was the result of a management decision to add high quality, tax-free municipal bonds to the portfolio in an effort to minimize tax liabilities. The Corporation's ability to further reduce income tax expense through this investment choice is limited by the Alternative Minimum Tax Provision and the Corporation's normal liquidity and balance sheet structure requirements.


LIQUIDITY, ASSET/LIABILITY MANAGEMENT

Liquidity may be defined as the ability of the Corporation to meet cash flow requirements created by decreases in deposits and/or other sources of funds or increases in loan demand. The Corporation has experienced no problem with liquidity over any of the years noted and anticipates that all liquidity requirements will be met comfortably in the future. The Corporation's traditional sources of funds from deposit increases, maturing loans and investments and earnings have generally allowed it to consistently generate sufficient funds for liquidity needs. As a result of a $37 million increase in loans and a $24 million decrease in deposits, the Corporation's loan/deposit ratio has increased from 75.5% in 1998 to 82.9% in 1999. To accommodate this need for additional funding, the Corporation utilized the Federal Home Loan Bank and other funding sources during 1999. At December 31, 1999, the Corporation had $64.4 million outstanding to the Federal Home Loan Bank compared to $24.6 at December 31, 1998. Additionally, at December 31,1999, the Corporation had purchased $11.0 million in Fed Funds.

The Corporation also offers repurchase agreements to accommodate excess funds of some of its larger depositors. Management believes that these repurchase agreements stabilize traditional deposit sources as opposed to risking the potential loss of these funds to alternative investment arrangements. Repurchase Agreements, which are viewed as a source of funds to the Corporation, totaled $17.6 million and $10.5 million at December 31, 1999, and 1998, respectively. The level of repurchase agreement activity is limited by the availability of investment portfolio securities to be pledged against the accounts.

During the next five years, approximately $63.7 million of the Federal Home
Loan Bank borrowings will mature.   The Corporation believes that normal
earnings and other traditional sources of cash flow, along with additional borrowings from the Federal Home Loan Bank, if necessary, will provide the cash to allow it to meet these maturities with no adverse effect on liquidity. The fed funds purchased of $11.0 million and $20.0 million of short-term borrowings from the Federal Home Loan bank were repaid during have previously been discussed.

The Corporation does not have plans at this time for any discretionary spending that would have a material impact on liquidity. Additionally, the Corporation has no plans for the refinancing or redemption of any liabilities other than normal maturities and payments relating to the borrowings from the Federal Home Loan Bank

As mentioned previously, the Corporation maintains a strict asset/liability management policy. As part of this policy, the Corporation does not engage in currency or interest rate swaps, nor does it purchase and hold any derivative securities.


CAPITAL

Retained earnings have served as the Corporation's exclusive source of capital growth over the five years noted in the summary of Selected Financial Data. Stockholders' equity, as stated previously, has grown consistently over this period, except for 1999 and relates quite favorably to the company's assets. In 1999, total Stockholders' Equity showed a decline of approximately $600,000. The reason for this decline was that Accumulated Other Comprehensive Income, which is primarily composed of unrealized gains (losses) on available-for-sale securities, moved from a gain of $1.4 million in 1998 to a loss of $2.6 million in 1999. This resulted from an increasing rate environment during 1999, which caused in a decline in market value of these investment securities.

Current regulatory requirements call for a basic leverage ratio of 5.0% for a bank to be considered as "well-capitalized." At the end of 1999, NBC maintained an 11.8% leverage ratio that obviously allowed it to significantly exceed the ratio required for a "well-capitalized" institution.

Regulatory authorities also evaluate a financial institution's capital under certain risk-weighted formulas (high-risk assets would require a higher capital allotment, lower risk assets a lower capital allotment). In this context, a "well-capitalized" bank is required to have a Tier 1 risk-based capital ratio (excludes reserve for loan losses) of 6.0% and a total risk-based capital ratio (includes reserve for loan losses) of 10.0%. At the end of 1999, the Corporation had a Tier 1 ratio of 18.4% and a total risk-based capital ratio of 19.6%, once again placing the Corporation well above the level required for a "well-capitalized" institution.

The Corporation's capital position obviously exceeds regulatory requirements, even for "well-capitalized" institutions. Capital has increased 17.1% since 1995 to total 11.4% of assets at the end of 1999. Management considers this level of capital to be excessive in relation to the amount needed to support the assets of the Corporation. Management is currently considering alternatives to safely leverage the excess capital in an effort to increase the earnings of the Corporation and improve Return of Average Equity. There are no material commitments for the use of capital resources that can not be funded through normal liquidity.


YEAR 2000 COMPLIANCE

During 1999, the Corporation continued its efforts to prepare for January 1, 2000. All levels of the Corporation's management and its Board of Directors were aware of the seriousness of this issue and the effects it could have had on the Corporation and its customers. The Corporation's Year 2000 Steering Committee, under the leadership of the President and Chief Operating Officer, guided it through its action plan for compliance. The Corporation is pleased to announce that it encountered no material problems related to Year 2000 issues.

All the dates that were identified as critical that have already passed have not caused the Corporation any problems. However, management will continue to monitor the remainder of the identified dates until they pass. The dates that remain to be monitored are as follows: February 29, 2000; March 31, 2000; December 31, 2000; and January 1, 2001. Based on the fact that all of the critical dates have passed without any significant problems and the fact that the contingency plans established are still in place, management is of the opinion that the remaining critical dates will pass without material incident. Although this is Management's opinion, there are no guarantees and actual results could differ materially from planned results.

Both internal and external resources were utilized to address the Year 2000 problem. A budget of $1.8 million was completed and approved by the Board of Directors. Approximately 60% of this total was from the allocation of the salary and benefits of current employees assigned to work on this project. Another 4% was to be spent on items that were capitalized and amortized or depreciated over future periods. During 1999, the company incurred approximately $1,051,000 in both allocated and direct expenses relating to Year 2000. This expenditure did not have a material impact on the financial performance of the Corporation.



                               EXHIBIT 13.d.

                     CONSOLIDATED FINANCIAL STATEMENTS




                           NBC CAPITAL CORPORATION

                     CONSOLIDATED FINANCIAL STATEMENTS

                                     AND

               INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT

                         DECEMBER 31, 1999 AND 1998





                                  REPORT OF
                   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
NBC Capital Corporation


We have audited the accompanying consolidated balance sheets of NBC Capital Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of NBC Capital Corporation and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                     /S/ T. E. LOTT & COMPANY


Columbus, Mississippi
January 21, 2000




                       NBC CAPITAL CORPORATION

                     CONSOLIDATED BALANCE SHEETS

                      DECEMBER 31, 1999 AND 1998

                                                           1998
                                                 1999    (Note B)
                                               ________  ________
      ASSETS                                     (In thousands)

Cash and due from banks (Note M)               $ 80,288  $ 31,786
Interest-bearing deposits with banks              1,895    31,006
Federal funds sold                                  201    26,228
                                               ________  ________
  Total cash and cash equivalents                82,384    89,020
                                               ________  ________
Securities available-for-sale (Note C)          200,456   183,989
Securities held-to-maturity (Note C)
 (estimated fair value of $31,406 in 1999
 and $45,593 in 1998)                            29,824    42,259
                                               ________  ________
  Total securities                              230,280   226,248
                                               ________  ________

Loans (Note D)                                  623,751   586,833
Less allowance for loan losses (Note D)         (10,194)  (10,102)
                                               ________  ________
 Net loans                                      613,557   576,731
                                               ________  ________
Interest receivable                               8,847     9,246
Premises and equipment (Note E)                  16,757    16,877
Intangible assets                                 3,288     3,518
Other assets                                     18,457    15,507
                                               ________  ________

Total Assets                                   $973,570  $937,147
                                               ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
 Noninterest-bearing deposits                  $ 92,506  $ 97,418
 Interest-bearing deposits, $100,000 or more    124,148    93,250
 Other interest-bearing deposits                536,156   586,287
                                               ________  ________
   Total deposits                               752,810   776,955
 Interest payable                                 2,813     3,275
 Federal funds purchased and securities sold
  under repurchase agreements (Note F)           28,666    10,464
 Other borrowed funds (Note F)                   66,857    25,163
 Other liabilities                               11,173     9,422
                                               ________  ________
  Total liabilities                             862,319   825,279
                                               ________  ________

Commitments and contingent liabilities
 (Note N)
Stockholders' equity (Notes B, I and M):
 Common stock - $1 par value, authorized
 10,000,000 shares in 1999 and 1998; issued
 7,212,662 shares in 1999 and 7,044,765
 in 1998                                          7,213     7,045
Surplus                                          51,845    52,554
Retained earnings                                55,410    51,552
Accumulated other comprehensive income
 (Note G)                                        (2,638)    1,376
Unearned compensation (Note J)                      -        (657)
Treasury stock, at cost (Note K)                   (579)       (2)
                                               ________  ________
 Total stockholders' equity                     111,251   111,868
                                               ________  ________

Total Liabilities and Stockholders' Equity     $973,570  $937,147
                                               ========  ========
 The accompanying notes are an integral part of these statements.



                       NBC CAPITAL CORPORATION

                  CONSOLIDATED STATEMENTS OF INCOME

             YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                               1998      1997
                                     1999    (Note B)  (Note B)
                                   ________  ________  ________
                                          (In thousands,
                                      except per share data)
INTEREST INCOME
Interest and fees on loans         $ 52,219  $ 52,955  $ 51,682
Interest and dividends on
 securities:
  Taxable interest and dividends      6,981     7,748     9,566
Tax-exempt interest                   5,449     5,668     4,189
Other                                 2,440     1,953     1,268
                                   ________  ________  ________
  Total interest income              67,089    68,324    66,705
                                   ________  ________  ________

INTEREST EXPENSE
Interest on time deposits of
 $100,000 or more                     3,965     5,372     4,536
Interest on other deposits           24,434    25,044    24,346
Interest on borrowed funds            2,599     2,328     1,995
                                   ________  ________  ________
  Total interest expense             30,998    32,744    30,877
                                   ________  ________  ________

Net interest income                  36,091    35,580    35,828

Provision for loan losses (Note D)    1,769     3,187     1,482
                                   ________  ________  ________

Net interest income after
 provision for loan losses           34,322    32,393    34,346
                                   ________  ________  ________
OTHER INCOME
Service charges on deposit
 accounts                             5,230     4,720     4,653
Insurance commissions, fees,
 and premiums                         3,649       538       501
Other service charges and fees        1,916     2,073     1,831
Trust Department income               1,405     1,251     1,061
Securities (losses) gains, net           37       110       (51)
Other                                   817       899       417
                                   ________  ________  ________
  Total other income                 13,054     9,591     8,412
                                   ________  ________  ________
OTHER EXPENSE
Salaries                             14,696    13,110    12,042
Employee benefits (Note J)            2,849     2,914     2,609
Net occupancy expense                 2,048     1,965     1,900
Furniture and equipment expense       2,165     1,813     1,658
Merger and integration expense
 (Note B)                             3,070     1,100       -
Other                                 9,141     8,199     8,041
                                   ________  ________  ________

  Total other expense                33,969    29,101    26,250
                                   ________  ________  ________

Income before income taxes           13,407    12,883    16,508
Income taxes (Note H)                 2,899     2,881     4,826
                                   ________  ________  ________

Net income                         $ 10,508  $ 10,002  $ 11,682
                                   ========  ========  ========
Net income per share:
     Basic                         $   1.46  $   1.43  $   1.68
     Diluted                           1.46      1.42      1.67

 The accompanying notes are an integral part of these statements.




                         NBC CAPITAL CORPORATION

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

             YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                                           Accumu-
                                                                            lated
                                                                            Other
                    Compre-                             Unearned           Compre-
                    hensive  Common           Retained  Compen-  Treasury  hensive
                    Income   Stock   Surplus  Earnings  sation    Stock    Income    Total
                    _______  ______  _______  ________  _______  ________  _______  ________
Balance,
 January 1, 1997,
 as previously
 reported                    $5,665  $38,467  $ 31,797  $    -   $    -   $    355  $ 76,284
Equity from
 acquisition
 accounted for as
 a pooling of
 interests
 (Note B)                     1,371   13,832    10,176     (889)      -        -      24,490
                             ______  _______  ________  _______  ________  _______  ________
Balance,
 January 1, 1997,
 as restated                  7,036   52,299    41,973     (889)      -        355   100,774
Comprehensive
 income:
  Net income for
   1997             $11,682     -        -      11,682      -         -        -      11,682
  Net change in
   unrealized gains
   (losses) on
   securities
   available-for-
   sale, net of tax     263     -        -         -        -         -        263       263
                    _______
Comprehensive
 income             $11,945
                    =======

Cash dividends
 declared, $.66
 per share                      -        -      (3,556)     -         -        -      (3,556)
Pre-merger
 transactions of
 pooled entity:
  Dividends                     -        -      (3,893)     -         -        -      (3,893)
  Other                           8      167       -        127      (268)     -          34
                             ______  _______  ________  _______  ________  _______  ________
Balance,
 December 31, 1997            7,044   52,466    46,206     (762)     (268)     618   105,304
Comprehensive
 income:
  Net income for
   1998             $10,002     -        -      10,002      -         -        -      10,002
  Net change in
   unrealized gains
   (losses) on
   securities
   available-for-
   sale, net of tax     758     -        -         -         -        -        758       758
                    _______
Comprehensive
 income             $10,760
                    =======

Cash dividends
 declared, $.73
 per share                      -        -      (3,907)     -         -        -      (3,907)
Purchase of
 fractional
 shares                         -         (6)      -        -         -        -          (6)
Pre-merger
 transactions of
 pooled entity:
  Dividends                     -        -        (749)     -         -        -        (749)
  Other                           1       94       -        105       266      -         466
                             ______  _______  ________  _______  ________  _______  ________
Balance,
 December 31, 1998            7,045   52,554    51,552     (657)       (2)   1,376   111,868
Comprehensive
 income:
  Net income for
   1999             $10,508     -        -      10,508      -         -        -      10,508
 Net change in
  unrealized gains
  (losses) on
  securities
  available-for-
  sale, net of tax   (4,016)    -        -         -        -         -     (4,016)   (4,016)
                    _______
Comprehensive
 income             $ 6,492
                    =======
Issuance of common
 stock for
 acquisition
 accounted for as
 a pooling of
 interests
 (Note B)                       173     (232)      -        -         -          2       (57)
Cash dividends
 declared, $.87
 per share                      -        -      (5,983)    -          -        -      (5,983)
Purchase of
 treasury stock                 -        -         -       -       (1,900)     -      (1,900)
Purchase of
 fractional shares              -        (11)      -       -          -        -         (11)
Treasury shares
 issued for
 acquisition
 (Note K)                       (21)    (814)      -       -          835      -         -
Exercise of
 stock options                  -       (327)      -       -          486      -         159
Pre-merger
 transactions
 of pooled
 entities:
  Dividends                     -        -        (667)    -          -        -        (667)
  Other                          16      675       -       657          2      -       1,350
                             ______  _______  ________  _______  ________  _______  ________
Balance,
 December 31, 1999           $7,213  $51,845  $55,410  $   -     $   (579) $(2,638) $111,251
                             ======  =======  =======  ========  ========  =======  ========

      The accompanying notes are an integral part of these statements.


                           NBC CAPITAL CORPORATION

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                         1998      1997
                                               1999    (Note B)  (Note B)
                                             ________  ________  ________
                                                    (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                   $ 10,508  $ 10,002  $ 11,682
Adjustments to reconcile net income to
 net cash:
  Depreciation and amortization                 2,430     2,328     2,104
  Deferred income taxes (credits)                (719)   (1,349)       62
Provision for loan losses                       1,769     3,187     1,482
FHLB stock dividend                              (175)     (174)     (185)
Losses (gains) on sale of securities              (37)     (110)       51
Deferred credits                                 (154)      (80)     (123)
(Increase) decrease in interest receivable        399      (583)     (636)
Increase in other assets                         (503)    (5,451)  (1,453)
Increase (decrease) in interest payable          (462)     (342)      443
Increase in other liabilities                     476       854       163
Amortization of unearned compensation             657       262       127
Excess of fair market value of allocated
 ESOP shares over cost                            504       231       184
Other                                             -          87       -
                                             ________  ________  ________

Net cash provided by operating activities      14,693     8,862    13,901

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available-for-sale    (76,330)  (99,500)  (77,558)
Proceeds from sales of securities
 available-for-sale                            12,989    29,200     9,843
Proceeds from maturities and calls of
 securities available-for-sale                 52,058    85,724    51,802
Purchase of securities held-to-maturity          (487)      -         -
Proceeds from maturities and calls of
 securities held-to-maturity                    1,819       202       315
Increase in loans                             (38,441)  (16,627)  (29,052)
Additions to premises and equipment            (1,724)   (1,145)   (2,535)
Other                                             -         448      (204)
                                             ________  ________  ________
Net cash used in investing activities         (50,116)   (1,698)  (47,389)
                                             ________  ________  ________

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in deposits               (24,145)   42,848    26,867
Dividends paid on common stock                 (5,344)   (4,277)   (7,060)
Net increase (decrease) in borrowed funds      59,896   (14,033)   21,616
Exercise of stock options                         337       132       172
Acquisition of stock                           (1,900)       (2)     (449)
Other                                             (57)        4      (392)
                                             ________  ________  ________
Net cash provided by financing activities      28,787    24,672    40,754
                                             ________  ________  ________
Net increase (decrease) in cash and
 cash equivalents                              (6,636)   31,836     7,266

Cash and cash equivalents at beginning
 of year                                       89,020    57,184    49,918
                                             ________  ________  ________

Cash and cash equivalents at end of year     $ 82,384  $ 89,020  $ 57,184
                                             ========  ========  ========


      The accompanying notes are an integral part of these statements.



                        NBC CAPITAL CORPORATION

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1999 AND 1998



NOTE A - SUMMARY OF ACCOUNTING POLICIES

NBC Capital Corporation (the "Corporation"), and its subsidiaries, follow generally accepted accounting principles, including, where applicable, general practices within the banking industry.

 1.  Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and

     National Bank of Commerce ("NBC"), a wholly-owned subsidiary of the Corporation,

     First National Finance Company, a wholly-owned subsidiary of the Corporation,

     Galloway-Chandler-McKinney Insurance Agency, Inc., a wholly-owned subsidiary of NBC,

     NBC Insurance Services of Alabama, Inc., a wholly-owned subsidiary of NBC,

     NBC Service Corporation, a wholly-owned subsidiary of NBC, and

     Commerce National Insurance Company, a 79%-owned subsidiary of NBC Service Corporation.

Significant intercompany accounts and transactions have been eliminated.

 2.  Nature of Operations

The Corporation is a bank holding company. Its primary asset is its investment in its subsidiary bank. NBC provides full banking services, including trust services. The bank operates under a national bank charter and is subject to regulation of the Office of the Comptroller of the Currency. The area served by NBC is the North Central region of Mississippi with locations in ten communities and the Tuscaloosa, Alabama area. Galloway-Chandler-McKinney Insurance Agency, Inc., operates insurance agencies in the NBC servicing area. NBC Insurance Services of Alabama, Inc., sells annuity contracts in the State of Alabama. The primary asset of NBC Service Corporation is its investment in Commerce National Insurance Company, a life insurance company. First National Finance Company is a finance company located in West Point, Mississippi.

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

Trading Account Securities

Trading account securities are those securities which are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 1999 and 1998.

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

 9.  Intangible Assets

Intangible assets, consisting principally of goodwill associated with acquisitions, are being amortized to expense using the straight-line method over a fifteen-year period. Amortization expense related to intangible assets was $401,330 for 1999, $331,673 for 1998, and $310,148 for 1997.

10.  Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently payable plus deferred taxes related primarily to differences between the bases of assets and liabilities as measured by income tax laws and their bases as reported in the financial statements. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

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

NBC provides a deferred compensation arrangement (401(k) plan) whereby employees contribute a percentage of their compensation. NBC makes matching contributions of fifty percent of employee contributions of six percent or less for employees with twenty years or less of service. For employees with service in excess of twenty years, the matching contribution is seventy-five percent of employee contributions of six percent or less.

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

The Corporation provides an employee stock benefit plan whereby 8,434 shares (adjusted for stock split) of the Corporation's stock have been assigned for the benefit of certain key employees. Under the terms of the plan, retirement or similar payments will be equal to the fair market value of the stock plus all cash dividends paid since the adoption of the agreement. An expense was recorded at the establishment date based on the market value of the stock. The difference between any increase or decrease in the value of the stock is recorded as an adjustment to employee benefits expense.

13.  Stock Options

Stock option grants are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, no compensation expense is recognized for stock options granted.

14.  Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, interest-bearing deposits with banks, and federal funds sold. Generally, federal funds are sold for one to seven day periods.

15.  Net Income Per Share

Net income per share computations are based upon the weighted average number of common shares outstanding during the periods. Diluted net income per share computations are based upon the weighted average number of common shares outstanding during the periods plus the dilutive effect of outstanding stock options. Net income per share for periods prior to 1999 have been restated to reflect the effect of the FFBS Bancorp, Inc. ("FFBS") acquisition which was accounted for as a pooling of interest.

Presented below is a summary of the components used to calculate basic and diluted net income per share for the years ended December 31, 1999, 1998, and 1997:

                                              Years Ended December 31,
                                              _________________________
                                               1999     1998     1997
                                              _______  _______  _______

                                                   (In thousands,
                                                except per share data)

  Basic Net Income Per Share
   Weighted average common shares
    outstanding                                 7,178    6,987    6,962
                                              =======  =======  =======
   Net income                                 $10,508  $10,002  $11,682
                                              =======  =======  =======
   Basic net income per share                 $  1.46  $  1.43  $  1.68
                                              =======  =======  =======
  Diluted Net Income Per Share
   Weighted average common shares
    outstanding                                 7,178    6,987    6,962
   Net effect of the assumed
    exercise of stock options based
    on the treasury stock method                   36       32       37
                                              _______  _______  _______
   Total weighted average common
    shares and common stock
    equivalents outstanding                     7,214    7,019    6,999
                                              =======  =======  =======
   Net income                                 $10,508  $10,002  $11,682
                                              =======  =======  =======
   Diluted net income per share               $  1.46  $  1.42  $  1.67
                                              =======  =======  =======
 16. Off-Balance Sheet Financial Instruments

In the ordinary course of business, NBC enters into off-balance sheet financial instruments consisting of commitments to extend credit, credit card lines, commercial and similar letters of credit and commitments to purchase securities. Such financial instruments are recorded in the financial statements when they are exercised.

 17. Business Segments

FASB Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires public companies to report (i) certain financial and descriptive information about their reportable operating segments (as defined) and (ii) certain enterprise-wide financial information about products and services, geographic areas, and major customers. Management believes the Corporation's principal activity is community banking and that any other activities are not considered significant segments.

 18. Accounting Pronouncements

In June, 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and for Hedging Activities." Statement No. 133 requires all derivatives to be recorded on the balance sheet at fair value. Statement No. 133 is effective for fiscal periods beginning after June 15, 2000, and is not expected to have a material effect on the Corporation's consolidated financial statements.

 19. Reclassifications

Certain prior period amounts have been reclassified to conform with the 1999 presentation.


NOTE B - ACQUISITIONS

On August 31, 1999, the Corporation acquired all of the outstanding common stock of FFBS in exchange for 1,396,162 shares of the Corporation's common stock and a nominal amount of cash in lieu of fractional shares. Simultaneously, the wholly-owned subsidiary of FFBS, First Federal Bank for Savings ("First Federal"), was merged into NBC with NBC as the surviving institution. The acquisition of FFBS has been accounted for as a pooling of interests and, accordingly, all prior financial statements have been restated to include the consolidated accounts and consolidated operations of FFBS and its subsidiary. The effect of the pooling of interests on reported operations follows:

                                            NBC        FFBS
                                          Capital    Bancorp,  Currently
                                        Corporation    Inc.    Reported
                                        ___________  ________  _________
                                                  (In thousands)
     1998:
       Net interest income              $    30,877  $  4,703  $  35,580
       Provision for loan losses              3,187       -        3,187
       Other income                           8,838       753      9,591
       Other expense                         26,056     3,045     29,101
       Net income                             8,494     1,508     10,002

     1997:
       Net interest income                   31,129     4,699     35,828
       Provision for loan losses              1,477         5      1,482
       Other income                           7,777       635      8,412
       Other expense                         23,768     2,482     26,250
       Net income                             9,918     1,764     11,682

On September 30, 1999, NBC acquired the insurance agencies of Galloway-Wiggers Insurance Agency, Inc., Kyle Chandler Insurance Agency, Inc., Galloway-Chandler-McKinney, Inc., and Napier Insurance Agency, Inc.
(GCM). GCM had total assets of approximately $1.4 million at acquisition. NBC exchanged 173,184 shares of the Corporation's common stock for all of the issued and outstanding common stock of GCM. The insurance agencies were combined into a wholly-owned subsidiary of NBC, Galloway-Chandler-McKinney Insurance Agency, Inc. The transaction has been accounted for as a pooling of interests, and the Corporation's consolidated financial statements for 1999 include the accounts of GCM. The consolidated financial statements for periods prior to 1999 were not restated as the changes would have been immaterial.

On December 31, 1998, the Corporation acquired all of the outstanding stock of First National Corporation of West Point ("First National") in exchange for 864,736 shares of the Corporation's common stock and a nominal amount of cash in lieu of fractional shares. First National's wholly-owned subsidiary banks, First National Bank of West Point and National Bank of the South, were merged into NBC with NBC as the surviving institution. The merger was accounted for as a pooling of interests, and accordingly, the financial statements include the consolidated accounts and consolidated operations of First National for all periods presented.

The Corporation recognized approximately $3.9 million of expense associated with the acquisitions of FFBS and GCM. The following table presents the primary components of merger and integration expenses incurred through December 31, 1999, and the amounts remaining as accrued expenses and included in other liabilities at December 31, 1999:

                                                   Total      Remaining
                                                Merger and    Accrued at
                                               Integration   December 31,
               Description                        Expense        1999
     ______________________________________    ____________  ____________
                                                     (In thousands)

     Employee contract and severance costs        $   803        $   50
     ESOP and other employee plan
       terminations                                   564           -
     Service contract terminations                    341           -
     Investment banker costs                          447           -
     Professional fees                                575            21
     Integration costs and other                      340            82
                                                   ______        ______

                                                   $3,070        $  153
                                                   ======        ======

Other expenses associated with the merger and included in other categories in the accompanying consolidated statement of income for the year ended December 31, 1999, totaled approximately $780,000, and consisted principally of an additional provision for loan losses.

Merger and integration expenses associated with the First National acquisition of $1.1 million are included in the consolidated statement of income for the year ended December 31, 1998. Other merger-related expenses included in other categories in the accompanying consolidated statement of income for the year ended December 31, 1998, totaled approximately $1.8 million and consisted principally of an additional provision for loan losses.


NOTE C - SECURITIES

A summary of amortized cost and estimated fair value of securities available-for-sale and securities held-to-maturity at December 31, 1999 and 1998, follows:

                                          December 31, 1999
                             ____________________________________________
                                           Gross      Gross     Estimated
                             Amortized  Unrealized  Unrealized    Fair
                                Cost       Gains      Losses      Value
                             _________  __________  __________  _________
                                            (In thousands)
Securities available-for-
 sale:
  U. S. Treasury securities  $   7,980  $        4  $      252   $  7,732
  Obligations of other
   U. S. Government agencies    31,269         -           847     30,422
  Obligations of states and
   municipal subdivisions       76,337         174       1,005     75,506
  Mortgage-backed
   securities                   78,489         177       2,142     76,524
  Equity securities              5,294         -            -       5,294
  Other securities               5,129           1         152      4,978
                             _________  __________  __________  _________

                             $ 204,498  $      356  $    4,398  $ 200,456
                             =========  ==========  ==========  =========
Securities held-to-maturity:
 Obligations of states and
  municipal subdivisions     $  29,824  $    1,601  $       19  $  31,406
                             =========  ==========  ==========  =========


                                          December 31, 1998
                             ____________________________________________
                                           Gross      Gross     Estimated
                             Amortized  Unrealized  Unrealized    Fair
                                Cost       Gains      Losses      Value
                             _________  __________  __________  _________
                                            (In thousands)
Securities available-for-
 sale:
  U. S. Treasury securities  $  15,813  $      173  $      -    $  15,987
  Obligations of other
   U. S. Government agencies    32,638         304          16     32,926
  Obligations of states and
   municipal subdivisions       82,130       1,548          48     83,630
  Mortgage-backed securities    41,792         329         177     41,943
  Equity securities              5,115         -           -        5,115
  Other securities               4,410          37          59      4,388

                             _________  __________  __________  _________

                             $ 181,898  $    2,391  $      300  $ 183,989
                             =========  ==========  ==========  =========
Securities held-to-maturity:
 Obligations of states and
  municipal subdivisions     $  32,156  $    3,288  $      -    $  35,444
 Obligations of other U. S.
  Government agencies            5,997           9          19      5,987
 Mortgage-backed securities      4,106          58           2      4,162
                             _________  __________  __________  _________

                             $  42,259  $    3,355  $       21  $  45,593
                             =========  ==========  ==========  =========

The scheduled maturities of securities available-for-sale and securities held-to-maturity at December 31, 1999, are as follows:

                              Available-for-Sale      Held-to-Maturity
                             _____________________  _____________________
                                        Estimated               Estimated
                             Amortized    Fair       Amortized    Fair
                               Cost       Value        Cost       Value
                             _________  __________  __________  _________
                                             (In thousands)

 Due in one year or less     $  28,131  $   27,736  $    1,540  $   1,557
 Due after one year through
  five years                    88,662      87,137      28,284     29,849
 Due after five years
  through ten years              1,662       1,607          -         -
 Mortgage-backed securities
  and other securities          86,043      83,976          -         -
                             _________  __________  __________  _________

                             $ 204,498  $  200,456  $   29,824  $  31,406
                             =========  ==========  ==========  =========

Equity securities consist of stock in the Federal Reserve Bank and the Federal Home Loan Bank (FHLB). The transferability of this stock is restricted.

Gross gains of $40,000, $131,000, and $22,000, and gross losses of $3,000,
$21,000, and $73,000 were realized on securities available-for-sale in 1999, 1998, and 1997, respectively.

Securities with a carrying value of $156,550,000 and $125,232,000 at December 31, 1999 and 1998, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.


NOTE D - LOANS

Loans outstanding include the following types:        (In Thousands)
                                                       December 31,
                                                    __________________
                                                      1999      1998
                                                    ________  ________
                                                       (In thousands)

 Commercial, financial and agricultural             $101,503  $ 81,365
 Real estate - construction                           26,185    27,253
 Real estate - mortgage                              390,205   366,219
 Installment loans to individuals                    101,624   104,470
 Other                                                 4,234     7,526
                                                    ________  ________
                                                     623,751   586,833
 Allowance for loan losses                           (10,194)  (10,102)
                                                    ________  ________

                                                    $613,557  $576,731
                                                    ========  ========

Transactions in the allowance for loan losses are summarized as follows:

                                            Years Ended December 31,
                                          ____________________________
                                            1999      1998      1997
                                          ________  ________  ________
                                                 (In thousands)

 Balance at beginning of year             $ 10,102  $  8,528  $  8,175
 Additions:
  Provision for loan losses charged to
   operating expense                         1,769     3,187     1,482
  Recoveries of loans previously
   charged off                                 380       373       593
                                          ________  ________  ________
                                            12,251    12,088    10,250
 Deductions:
  Loans charged off                          2,057     1,986     1,597
  Allowance applicable to loans sold of
   finance company                             -         -         125
                                          ________  ________  ________

 Balance at end of year                   $ 10,194  $ 10,102  $  8,528
                                          ========  ========  ========

At December 31, 1999 and 1998, the recorded investment in loans considered to be impaired totaled approximately $1,993,000 and $1,850,000, respectively. The allowance for loan losses related to these loans approximated $ 1,009,000 and $1,280,000 at December 31, 1999 and 1998,
respectively. The average recorded investment in impaired loans during the years ended December 31, 1999 and 1998, was approximately $2.5 million and $1.2 million, respectively. For the years ended December 31, 1999 and 1998, the amount of income recognized on impaired loans was immaterial.


NOTE E - PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization as follows:

                                         Estimated       December 31,
                                        Useful Lives  __________________
                                         In Years      1999       1998
                                        ____________  ________  ________
                                                        (In thousands)
 Premises:
  Land                                        -       $  3,187  $  3,384
  Buildings, construction and
   improvements                            10 - 50      16,902    16,550
                                                      ________  ________
                                                        20,089    19,934
  Equipment                                 3 - 10      10,964    11,561
                                                      ________  ________
                                                        31,053    31,495
  Less accumulated depreciation
   and amortization                                    (14,296)  (14,618)
                                                      ________  ________

                                                      $ 16,757  $ 16,877
                                                      ========  ========

The amount charged to operating expenses for depreciation was $1,845,000 for 1999, $1,821,000 for 1998, and $1,732,000 for 1997.


NOTE F - BORROWED FUNDS

Federal funds purchased and securities sold under repurchase agreements consisted of the following at December 31, 1999 and 1998:

                                                        December 31,
                                                     __________________
                                                       1999      1998
                                                     ________  ________
                                                       (In thousands)

     Federal funds purchased                         $ 11,015  $    -
     Securities sold under agreement to repurchase     17,651    10,464
                                                     ________  ________

                                                     $ 28,666  $ 10,464
                                                     ========  ========

Federal funds purchased and securities sold under agreements to repurchase generally mature within one to seven days from the transaction date. Information concerning securities sold under agreement to repurchase is summarized as follows:
                                                       1999      1998
                                                     ________  ________
                                                      ($ In thousands)

     Average balance during the year                 $ 15,766  $ 12,936
     Average interest rate during the year              4.00%     4.31%
     Maximum month-end balance during the year         18,142    15,188

Securities underlying the repurchase agreements remain under the control of NBC.

Other borrowed funds consisted of the following at December 31:

                                                        1999     1998
                                                      ________  ________
                                                        (In thousands)

     FHLB advances                                    $ 64,395  $ 24,571
     Treasury tax and loan note                          2,462       592
                                                      ________  ________

                                                      $ 66,857  $ 25,163
                                                      ========  ========

Advances from the FHLB have maturity dates ranging from January, 2000, through March, 2008. Interest is payable monthly at rates ranging from 5.50% to 6.63%. Advances due to the FHLB are collateralized by first mortgage loans, FHLB capital stock, and amounts on deposit with the FHLB. The treasury tax and loan note generally matures within one to sixty days from the transaction date. Interest is paid at an adjustable rate as set by the U. S. Government.

Annual principal repayment requirements on borrowings at December 31, 1999, are as follows:

                    Year                    Amount
                    ____                   ________

                    2000                   $ 56,000
                    2001                      4,035
                    2002                      2,475
                    2003                      1,976
                    2004                      1,681
                 Thereafter                     690


NOTE G - COMPREHENSIVE INCOME

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting amounts that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income. The disclosure of the reclassification amounts are as follows:

                                             Years Ended December 31,
                                            ____________________________
                                              1999      1998     1997
                                            ________  ________  ________
                                                   (In thousands)
 Net change in unrealized gain (loss):
  Net unrealized gain (loss) on securities
   available-for-sale                       $ (6,096) $  1,339  $    368
  Reclassification adjustment for (gains)
   losses on securities available-for-sale       (37)     (110)       51
                                            ________  ________  ________
  Net change in unrealized gains (losses)
   on securities available-for-sale before
   tax                                        (6,133)    1,229       419
                                            ________  ________  ________
 Income tax (expense) benefit:
  Net unrealized gain (loss) on
   securities available-for-sale               2,070      (496)     (137)
  Reclassification adjustment for gains
   (losses) on securities available-for-
   sale                                           14        41       (19)
                                            ________  ________  ________
  Total income tax (expense) benefit           2,084      (455)     (156)
                                            ________  ________  ________
 Net change in unrealized gains (losses)
  on securities available-for-sale, net
  of tax before minority interest             (4,049)      774       263
 Minority interest in net change                  33       (16)      -
                                            ________  ________  ________

                                            $ (4,016) $    758  $    263
                                            ========  ========  ========
NOTE H - INCOME TAXES

The provision for income taxes including the tax effects of securities transactions [1999 - $13,965; 1998 - $41,200; 1997 - $(19,412)] is as
follows:

                                              Years Ended December 31,
                                            ____________________________
                                              1999      1998      1997
                                            ________  ________  ________
                                                   (In thousands)

 Current tax expense                        $  3,618  $  4,230  $  4,764
 Deferred tax expense (benefit)                 (719)   (1,349)       62
                                            ________  ________  ________

                                            $  2,899  $  2,881  $  4,826
                                            ========  ========  ========

The difference between the total expected tax expense at the federal tax rate of 34% and the reported income tax expense is as follows:

                                              Years Ended December 31,
                                            ____________________________
                                              1999      1998      1997
                                            ________  ________  ________
                                                   (In thousands)

 Tax on income before income taxes          $  4,558  $  4,380  $  5,613
 Increase (decrease) resulting from:
  Tax-exempt income                           (1,959)   (2,046)   (1,424)
  Nondeductible expenses                         481       326       273
  State income taxes, net of federal
   benefit                                       334       345       309
  Recapture of minimum tax by subsidiary        (172)      -         -
  Other, net                                    (343)     (124)       55
                                            ________  ________  ________

                                            $  2,899  $  2,881  $  4,826
                                            ========  ========  ========

The components of the net deferred tax asset included in other assets as of December 31, 1999 and 1998, are as follows:
                                                         December 31,
                                                      __________________
                                                        1999     1998
                                                      ________  ________
                                                        (In thousands)
 Deferred tax assets:
  Allowance for loan losses                           $  3,574  $  3,390
  Employee benefits                                        493       386
  Other                                                    747       382
  Unrealized loss on securities available-for-sale       1,380       -
                                                      ________  ________
   Total deferred tax assets                             6,194     4,158
                                                      ________  ________
 Deferred tax liabilities:
  Premises and equipment                                  (949)   (1,082)
  Other                                                   (828)     (758)

  Unrealized gain on securities available-for-sale         -        (705)
                                                      ________  ________
   Total deferred tax liabilities                       (1,777)   (2,545)
                                                      ________  ________

 Net deferred tax asset                               $  4,417  $  1,613
                                                      ========  ========

NOTE I - STOCK OPTIONS

In connection with the business combination with FFBS, the Corporation assumed stock options which were previously granted by FFBS and converted those options, based upon the appropriate exchange ratio, into options to acquire the Corporation's common stock. The stock options had been granted to eligible employees and directors of FFBS. All options were granted with an exercise price of $11.42 per share (as adjusted by the exchange ratio).

Activity for the assumed stock options for the three years ended
December 31, 1999, follows:
                                                      December 31,
                                                 _________________________
                                                   1999     1998    1997
                                                 _______  _______  _______

 Shares under option at beginning of year         57,772   69,308   87,841
  Granted                                            -        -        -
  Exercised                                       42,225   11,536   18,533
  Canceled                                           -        -        -
                                                 _______  _______  _______

 Shares under option at end of year               15,547   57,772   69,308
                                                 =======  =======  =======

     Exercisable at end of year                   15,547   57,772   69,308
                                                 =======  =======  =======

The options outstanding have a remaining weighted average contract life of
2.4 years.

The pro forma net income and pro forma net income per share, as determined in accordance with FASB Statement No. 123, "Accounting for Stock Based Compensation," is not materially different from net income and net income per share as reported.


NOTE J - EMPLOYEE BENEFITS

The following table sets forth the defined benefit plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31, 1999 and 1998:

                                                          December 31,
                                                        ________________
                                                         1999    1998
                                                        _______  _______
                                                        ($ In thousands)
 Change in benefit obligation:
  Benefit obligation at beginning of year               $ 8,367  $ 8,727
  Service cost                                              572      410
  Interest cost                                             559      560
  Actuarial (gain) loss                                    (548)     491
  Amendments                                                -       (996)
  Benefits paid                                          (1,835)    (825)
                                                        _______  _______
  Benefit obligation at end of year                       7,115    8,367
                                                        _______  _______
  Change in plan assets:
   Fair value of plan assets at beginning of year         9,988    9,388
   Expected return on plan assets                           858      842
   Employer contributions                                   -        -
   Benefits paid                                         (1,835)    (825)
   Asset gains deferred for later recognition               534      583
                                                        _______  _______
   Fair value of plan assets at end of year               9,545    9,988
                                                        _______  _______
   Funded status                                          2,430    1,621
   Unrecognized net asset at adoption of Statement
    No. 87 being recognized over employees' remaining
    service life                                            (26)     (65)
   Unrecognized net actuarial (gain) loss                  (332)     790
   Unrecognized prior service cost                         (796)    (868)
                                                        _______  _______

   Prepaid benefit cost                                 $ 1,276  $ 1,478
                                                        =======  =======
   Weighted average assumptions:
    Discount rate                                         7.75%    7.00%
    Expected return on plan assets                        9.50%    9.50%
    Rate of compensation increase                         5.00%    5.00%

   Components of net periodic benefit cost:
    Service cost                                        $   573  $   410
    Interest cost                                           559      560
    Expected return on plan assets                         (858)    (842)
    Amortization of prior service costs                     (72)     (70)
    Amortization of transition obligation                   (33)     (33)
    Recognized net actuarial loss                            33       21
                                                        _______  _______

                                                        $   202  $    46
                                                        =======  =======

In connection with its conversion to a stock savings and loan association in 1993, First Federal established an ESOP. At formation, the ESOP borrowed $1,269,000 from FFBS to purchase 126,960 shares of FFBS common stock. The loan obligation was considered unearned compensation and, as such, was recorded as a reduction of stockholders' equity. Cash contributions to the ESOP were determined based on the total debt service of the ESOP less any dividends paid on ESOP shares. Accounting for the ESOP was in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." As the debt was repaid, shares were released from collateral and allocated to qualified employees based on the proportion of debt service paid for the year. As shares were released from collateral, an expense was recorded equal to the fair market value of the shares allocated. For the year ended December 31, 1999, 1998, and 1997, employee benefit expense related to the First Federal ESOP totaled $333,481, $379,868, and $153,244, respectively. In accordance with the terms of the ESOP, concurrent with the business combination, the debt was retired and the remaining unallocated shares were allocated to participants, resulting in an additional one-time expense of $423,400.

Contributions to the Corporation's nonleveraged ESOP amounted to $100,000 in 1999, $80,000 in 1998, and $150,000 in 1997. At December 31, 1999, the
plan held 296,226 shares of the Corporation's common stock. Contributions to the 401(k) plan amounted to $336,722 in 1999, $290,230 in 1998, and
$172,975 in 1997.

In 1993, First Federal established a Recognition and Retention Plan ("RRP") under which awards of FFBS common stock were made to directors of First Federal. Common stock was purchased by the RRP at its market value and was considered unearned compensation at the time of purchase and earned ratably over the stipulated vesting period. As such, the RRP unearned compensation was reported as a reduction of stockholders' equity. In accordance with the terms of the RRP, the shares awarded were immediately vested upon consummation of the merger with NBC, resulting in an additional one-time expense of $70,536.

Expenses under the deferred income and supplemental retirement plans, net of increases in the cash surrender value of life insurance contracts, were not material for 1999, 1998, and 1997.


NOTE K - TREASURY STOCK

Shares held in treasury totaled 17,470 at December 31, 1999, and 100 at December 31, 1998.

Upon formation of the Corporation's ESOP, the Corporation was required by IRS regulations to provide a put option to plan participants in order to provide liquidity to participants who received Corporation common stock. During the year 1999, the Corporation acquired, as treasury shares, 52,788 shares of its common stock of which 47,316 shares were the result of the exercise of the put option. Upon the acquisition of FFBS, 21,420 treasury shares were issued and in accordance with APB Opinion No. 16, "Business Combinations," the issuance of the treasury shares has been reported as though the shares were retired. Additionally, in 1999, 13,898 treasury shares were issued upon the exercise of stock options.


NOTE L - RELATED PARTY TRANSACTIONS

In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, and are consistent with sound banking practices and are within applicable regulatory and lending limitations. The activity in loans to directors, executive officers, and their affiliates during 1999 is summarized as follows:
                                                        (In thousands)

 Loans outstanding at January 1, 1999                      $  6,463
 New loans                                                   17,692
 Repayments                                                 (10,881)
                                                           ________

 Loans outstanding at December 31, 1999                    $ 13,274
                                                           ========

Also, in the normal course of business, the Corporation and NBC enter into transactions for services with companies and firms whose principals are directors and stockholders.


NOTE M - REGULATORY MATTERS

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

To ensure capital adequacy, quantitative measures have been established by regulators and these require the Corporation and its bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to adjusted average total assets (leverage). Management believes, as of December 31, 1999, that the Corporation and its subsidiary bank exceed all capital adequacy requirements.

At December 31, 1999, NBC was categorized by regulators as well-capitalized under the regulatory framework for prompt corrective action. A financial institution is considered to be well-capitalized if it has total risk-based capital of 10% or more, has a Tier I risk-based ratio of 6% or more, and has a Tier I leverage capital ratio of 5% or more. There are no conditions or anticipated events that, in the opinion of management, would change the categorization.

The actual capital amounts and ratios at December 31, 1999 and 1998, are presented in the following table. No amount was deducted from capital for interest-rate risk exposure:

                                     NBC Capital
                                     Corporation            NBC
                                   (Consolidated)      _______________
                                    Amount   Ratio      Amount   Ratio
                                   ________  _____     ________  _____
                                            ($ In thousands)
     December 31, 1999:
      Total risk-based             $120,269  19.6%     $115,673  18.9%
      Tier I risk-based             112,602  18.4%      108,008  17.7%
      Tier I leverage               112,602  11.8%      108,008  11.4%

     December 31, 1998:
      Total risk-based             $115,789  19.3%     $112,603  19.0%
      Tier I risk-based             108,295  18.1%      105,173  17.7%
      Tier I leverage               108,295  11.8%      105,173  11.2%

The minimum amounts of capital and ratios as established by banking regulators at December 31, 1999 and 1998, were as follows:

                                     NBC Capital
                                     Corporation            NBC
                                   (Consolidated)      _______________
                                    Amount   Ratio      Amount   Ratio
                                   ________  _____     ________  _____
                                            ($ In thousands)
     December 31, 1999:
      Total risk-based             $ 49,067   8.0%     $ 48,858   8.0%
      Tier I risk-based              24,534   4.0%       24,429   4.0%
      Tier I leverage                28,560   3.0%       26,868   3.0%

     December 31, 1998:
      Total risk-based               47,995   8.0%       47,410   8.0%
      Tier I risk-based              24,000   4.0%       23,705   4.0%
      Tier I leverage                27,530   3.0%       28,170   3.0%

NBC is required to maintain average reserve balances with the Federal Reserve Bank. The reserve balance varies depending upon the types and amounts of deposits. At December 31, 1999, the required reserve balance with the Federal Reserve Bank was approximately $9,716,000.


NOTE N - COMMITMENTS AND CONTINGENT LIABILITIES

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of banking business and which involve elements of credit risk, interest rate risk, and liquidity risk. The commitments and contingent liabilities are commitments to extend credit, credit card lines, and commercial and similar letters of credit. A summary of commitments and contingent liabilities at December 31, 1999 and 1998, is as follows:

                                                    Contractual Amount
                                                    __________________
                                                        December 31,
                                                    __________________
                                                      1999      1998
                                                    ________  ________
                                                      (In thousands)

 Commitments to extend credit                       $ 64,645  $ 57,509
 Credit card lines                                     5,829     1,932
 Commercial and similar letters of credit              4,588     3,523

Commitments to extend credit, credit card lines, and commercial and similar letters of credit include some exposure to credit loss in the event of nonperformance of the customer. The credit policies and procedures for such commitments are the same as those used for lending activities.
Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred in 1999 or 1998, nor are any significant losses as a result of these transactions anticipated.

NBC is defendant in various pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon the advice of legal counsel, the ultimate disposition of these matters will not have a material effect on the Corporation's consolidated financial statements.


NOTE O - CONCENTRATIONS OF CREDIT

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


NOTE P - SUPPLEMENTAL CASH FLOW INFORMATION

                                             Years Ended December 31,
                                           ____________________________
                                             1999      1998      1997
                                           ________  ________  ________
                                                  (In thousands)
 Cash paid during the year for:
  Interest                                 $ 29,195  $ 32,570  $ 30,296
  Income taxes                                3,840     4,500     4,559


NOTE Q - DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

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

Deposits - The fair values of demand deposits are, as required by Statement No. 107, equal to the carrying value of such deposits. Demand deposits include noninterest-bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. The fair value of variable rate term deposits, those repricing within six months or less, approximates the carrying value of these deposits. Discounted cash flows have been used to value fixed rate term deposits and variable rate term deposits repricing after six months. The discount rate used is based on interest rates currently being offered on comparable deposits as to amount and term.

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

Off-Balance Sheet Instruments - Fair values of off-balance sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit do not represent a significant value until such commitments are funded or closed. Management has determined that these instruments do not have a distinguishable fair value and no fair value has been assigned.

                                 December 31, 1999     December 31, 1998
                                ____________________  ____________________
                                           Estimated             Estimated
                                 Carrying    Fair      Carrying    Fair
                                  Amount     Value      Amount     Value
                                _________  _________  _________  _________
 Financial Instruments:                       (In thousands)
  Assets:
   Cash and cash equivalents    $  82,384  $  82,384   $ 89,020  $  89,020
   Investment securities
    available-for-sale            200,456    200,456    183,989    183,989
   Investment securities
    held-to-maturity               29,824     31,406     42,259     45,593
   Loans                          613,557    612,609    576,731    576,171


  Liabilities:
   Noninterest-bearing
    deposits                       92,506     92,506     97,418     97,418
   Interest-bearing deposits      660,304    660,495    679,537    680,536
   Federal funds purchased
    and securities sold under
    agreements to repurchase       28,666     28,666     10,464     10,464
   FHLB and other borrowings       66,857     66,854     25,163     24,588


NOTE R - CONDENSED PARENT COMPANY STATEMENTS

Balance sheets as of December 31, 1999 and 1998, and statements of income and cash flows for the years ended December 31, 1999, 1998 and 1997, of NBC Capital Corporation (parent company only) are presented below:

                               BALANCE SHEETS

                                                         1999       1998
                                                       ________  ________
                                                         (In thousands)
 Assets
 Cash and cash equivalents                             $  2,605  $  2,995
 Investment in subsidiaries                             108,163   110,050
 Other assets                                             5,747     3,882
                                                       ________  ________

                                                       $116,515  $116,927
                                                       ========  ========

 Liabilities and Stockholders' Equity
 Dividends payable and other liabilities               $  5,264  $  5,059
 Stockholders' equity                                   111,251   111,868
                                                       ________  ________

                                                       $116,515  $116,927
                                                       ========  ========


                          STATEMENTS OF INCOME

                                               Years Ended December 31,
                                             ____________________________
                                               1999      1998      1997
                                             ________  ________  ________

                                                    (In thousands)
 Income
  Dividends from subsidiaries                $  9,393  $  4,373  $  6,878
  Other                                           149       206       269
                                             ________  ________  ________

                                                9,542     4,579     7,147
 Expense                                        1,135       930       294
  Income before income taxes and equity in
   undistributed earnings of subsidiaries       8,407     3,649     6,853
  Income tax benefit                              258       282        34
  Income before equity in undistributed
   earnings of subsidiaries                     8,665     3,931     6,887
  Equity in undistributed earnings of
   subsidiaries                                 1,843     6,071     4,795
                                             ________  ________  ________


  Net income                                 $ 10,508  $ 10,002  $ 11,682
                                             ========  ========  ========


                      STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                             ____________________________
                                                         1998      1997
                                               1999    (Note B)  (Note B)
                                             ________  ________  ________
 Cash Flows From Operating Activities               (In thousands)

  Net income                                 $ 10,508  $ 10,002  $ 11,682
  Equity in subsidiaries' earnings in
   excess of dividends                         (1,843)   (6,071)    4,795)
  Other, net                                   (2,148)     (469)      (75)
                                             ________  ________  ________

  Net cash provided by operating activities     6,517     3,462     6,812
                                             ________  ________  ________

 Cash Flows From Investing Activities             -       1,750     1,712
                                             ________  ________  ________


 Cash Flows From Financing Activities

  Dividends paid on common stock               (5,344)   (4,277)   (7,060)
  Other                                        (1,563)      134      (871)
                                             ________  ________  ________

  Net cash used in financing activities        (6,907)   (4,143)   (7,931)
                                             ________  ________  ________


 Net increase (decrease) in cash and cash
  equivalents                                    (390)    1,069       593

 Cash and cash equivalents at beginning
  of year                                       2,995     1,926     1,333
                                             ________  ________  ________


 Cash and cash equivalents at end of year    $  2,605  $  2,995  $  1,926
                                             ========  ========  ========